As filed with the Securities and Exchange Commission on March 5, 2007
Registration No. 333-138635

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AmWINS Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6411	13-4009411
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4064 Colony Road, Suite 450
Charlotte, North Carolina 28211
(704) 943-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

M. Steven DeCarlo
President and Chief Executive Officer
AmWINS Group, Inc.
4064 Colony Road, Suite 450
Charlotte, North Carolina 28211
(704) 943-2000
(704) 943-9000 (facsimile)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Patrick S. Bryant Krista R. Bowen Robinson, Bradshaw & Hinson, P.A. 101 North Tryon Street, Suite 1900 Charlotte, North Carolina 28246 (704) 377-2536 (704) 378-4000 (facsimile)	Robert S. Rachofsky LeBoeuf, Lamb, Greene & MacRae LLP 125 West 55th Street New York, New York 10019 (212) 424-8088 (212) 649-9479 (facsimile)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Dated March 5, 2007

PROSPECTUS

           Shares

Common Stock

This is the initial public offering of common stock of AmWINS Group, Inc. We are offering           shares of common stock, and the selling stockholders are offering        shares of common stock.

Prior to this offering, there has been no public market for our common stock. We expect the initial public offering price of our common stock will be between $      and $      per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “AGI.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

	Per Share	Total

Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters have a 30-day option to purchase up to a maximum of           additional shares of common stock from us, and up to a maximum of        additional shares of common stock from the selling stockholders, at the public offering price, less the underwriting discounts and commissions, to cover overallotments of shares, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about          , 2007.

Joint Book-Running Managers

Merrill Lynch & Co.	Wachovia Securities

Cochran Caronia Waller	William Blair & Company	Piper Jaffray

The date of this prospectus is          , 2007.

AmWINS Office Locations

Seattle, WA
Farmington, CT
Iselin, NJ
Warwick, RI(2)
Bernardsville, NJ
New York, NY(2)
Grand Rapids, MI
Edison, NJ
Camp Hill, PA
Langhorne, PA
Chicago, IL
Philadelphia, PA
San Rafael, CA
San Francisco, CA
Chatsworth, CA
Burlington, NC
Los Angeles, CA
Charlotte, NC(2)
Nashville, TN
Pasadena, CA
Phoenix, AZ
Atlanta, GA
Santa Ana, CA
Dallas, TX(2)
Shreveport, LA
Houston, TX
Tampa, FL
Stuart, FL
San Antonio, TX

Distribution Channel for Property and Casualty Insurance Products

Standard Market Placement:[1]
Through its standard markets, the retail insurance broker is able to obtain insurance for the client's standard risks: fire, theft, workers' compensation, etc.
Premium
Standard Insurance Product Carriers
"Standard" Risks
Commission, e.g., 10% of Premium
Insurance Buyer
Premium
Insurance Policy
Retail Insurance Broker
Premium
Commission, e.g., 10% of Premium
AmWINS (Wholesale Insurance Broker)
Wholesale Market Placement:
Retail insurance broker requests terms and conditions from a wholesale broker that has an expertise in the excess and surplus (E&S) lines market or with specialty insurance products
Premium
Commission, e.g., 15% of Premium
E&S or Specialty Insurance Carriers
"Special" Risks

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

The name “AmWINS” is a registered trademark of AmWINS Group, Inc. This prospectus also includes other registered and unregistered trademarks and service marks of AmWINS Group, Inc. and other persons, which are the property of their respective holders.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information you should consider before buying shares of our common stock in this offering. To understand us and this offering fully, you should read the entire prospectus carefully, especially the information in the “Risk Factors” section beginning on page 12, and our financial statements and the accompanying notes included elsewhere in this prospectus.

Except where the context otherwise requires, “AmWINS®,” “our company,” “we,” “us,” and “our” refer to AmWINS Group, Inc., a Delaware corporation, and, where appropriate, its subsidiaries. Prior to our name change in November 2006, we conducted business under the name “American Wholesale Insurance Group, Inc.”

All of the outstanding shares of our common stock currently are owned by American Wholesale Insurance Holding Company, LLC, a Delaware limited liability company (Holdings). Immediately prior to the completion of this offering, Holdings will distribute approximately     % of the outstanding shares of our common stock to its members in proportion to their relative interests in Holdings. These members thereafter will own shares of our common stock directly. Certain members of Holdings own “profits-only” interests in Holdings, and the amount of shares distributable to Holdings’ members will depend on the aggregate value of the shares distributed, which will be determined based on the initial public offering price of our shares in this offering. Information in this prospectus with respect to the number of shares owned by our stockholders and their proportionate ownership interest of our outstanding shares is based on an assumed initial public offering price of $           (the mid-point of the price range set forth on the cover page of this prospectus).

Unless the context otherwise requires or the text otherwise indicates, all information in this prospectus (1) gives effect to the distribution discussed above, (2) assumes no exercise of the underwriters’ overallotment option and (3) gives effect to a           for          stock split that will occur prior to the completion of this offering.

AmWINS Group

Overview

We are a leading wholesale distributor of specialty insurance products and services in the United States. We distribute a wide range and diversified mix of property and casualty and group benefits insurance products from insurance carriers to retail insurance brokerage firms. We also offer value-added customized services to support some of these products, including policy underwriting for certain insurance carriers, premium and claims administration and actuarial services. In September 2006, we were recognized by Business Insurance as the largest wholesale insurance broker operating in the United States. We do not take any insurance underwriting risk in the operation of our business.

Our business has grown substantially since January 1, 2003. Revenues for the years ended December 31, 2003, 2004, 2005 and 2006 have grown, period over period, by 63.9%, 45.4%, 68.2% and 30.2%, respectively. From 2003 to 2006, our operating income increased by $29.5 million, or 766%, from $3.8 million to $33.3 million. This growth was driven by both acquisitions and organic growth. Our organic revenue growth for the years ended December 31, 2003, 2004, 2005 and 2006 was 13.3%, 19.1%, 14.4% and 11.9%, respectively.

Our management team has substantial experience with AmWINS and within the insurance industry. We have cultivated an entrepreneurial and decentralized sales culture that provides our brokers and underwriters with flexibility to react to opportunities in the marketplace and better serve the needs of insurance carriers and our retail insurance broker clients. At the same time, we have centralized substantially all of our finance, human resource, legal, licensing, compliance and risk management operations to allow us to effectively oversee our national operations. We believe our centralized infrastructure positions us to achieve synergies when we acquire businesses and add new brokers and offices.

Wholesale distribution of insurance products is an integral part of the insurance industry. As a wholesale distributor, we are a critical intermediary between insurance carriers and retail insurance brokers, which deal directly with insured parties. Many specialty insurance carriers distribute products primarily through wholesale insurance brokers to avoid the cost and complexity of dealing directly with a large number of retail insurance firms. We provide insurance carriers with an efficient variable-cost distribution channel through our licensed brokers in all 50 states and our extensive relationships with retail insurance brokers. Our distribution structure enables the insurance carriers with which we do business to reach a large number of retail insurance brokers.

We have extensive knowledge of the specialty insurance products that we distribute, which allows us to assist retail insurance brokers in placing business outside of their core expertise or capacity. Our size and strong relationships with insurance carriers enhance our ability to provide retail insurance brokers with broader access to the insurance markets. We have established relationships with over 100 insurance carriers, including property/casualty and health/life carriers owned by ACE Limited (ACE), AEGON USA (AEGON), Alleghany Insurance Holdings (Alleghany), American International Group, Inc. (AIG) and The Hartford Financial Services Group, Inc. (The Hartford). We also use our product expertise and relationships with insurance carriers to structure new insurance programs and products to respond to opportunities in the marketplace.

We distribute insurance products and services through our three divisions:

•	Property & Casualty Brokerage. With most of its operations under the AmWINS Brokerage brand name, our Property & Casualty Brokerage division distributes a broad range of property and casualty insurance products. We place a significant amount of insurance in the excess and surplus (E&S) lines market for businesses and governmental entities that are unable to obtain coverage through standard insurance products because of their risk profile or the nature or size of the risk. In 2006, our Property & Casualty Brokerage division represented approximately 70.3% of our total revenues.

•	Specialty Underwriting. Our Specialty Underwriting division consists of a number of niche property and casualty insurance programs for which we act as a managing general underwriter (MGU). As an MGU, we act on behalf of insurance carriers who have given us the authority to underwrite and bind coverage for specified risks within prescribed limitations. Our Specialty Underwriting division currently administers a number of programs that offer commercial insurance for specific product lines or industry classes. In 2006, our Specialty Underwriting division represented approximately 9.4% of our total revenues.

•	Group Benefits. Our Group Benefits division, which has experienced the most significant overall organic revenue growth of our three divisions since January 1, 2002, distributes group health and other benefit products and provides a full range of related administrative services. A substantial and growing part of this division’s business involves the placement and administration of retiree medical and prescription drug programs for businesses and governmental entities that are trying to reduce, control or eliminate the increasing cost of providing retiree benefits. Through our call center, we offer insurance carriers and plan sponsors the ability to outsource plan administration. We currently administer retiree health plans for over 800 employer groups and 74 member groups. Additionally, we operate a third-party claims administrator with over 100,000 lives under management. We also offer pharmacy benefit management services and distribute an approved prescription drug plan under Part D of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Modernization Act). In addition, we act as the exclusive general agent for small employers, defined as employers with 50 or fewer employees, for Blue Cross Blue Shield of Rhode Island. In 2006, our Group Benefits division represented approximately 20.2% of our total revenues.

Industry Trends

We believe that we are well positioned to capitalize on many of the trends occurring in our markets, including:

      Trends Affecting the Property and Casualty Market

•	Greater Opportunity with Large Retail Insurance Brokers. Until recently, Aon Corporation (Aon), Marsh & McLennan Companies, Inc. (Marsh) and Willis North America Inc. (Willis), three of the largest retail insurance brokerage firms, owned their own wholesale insurance brokerage operations. During 2005, we acquired Willis’ wholesale insurance brokerage operations, and Aon and Marsh sold their wholesale insurance brokerage operations to private equity firms. Before these transactions, it generally was difficult for independent wholesale insurance brokers to conduct a significant amount of business with Aon, Marsh and Willis. Independent wholesale insurance brokers, such as AmWINS, now have greater opportunities to do business with these three firms. Additionally, we recently have observed that some large retail insurance brokerage firms have become more attentive to the number of wholesale insurance brokers they use and the compliance systems and financial position of these brokers. We believe this development may result in a reduction in the number of wholesale distributors used by these large retail insurance brokerage firms, which may benefit firms like us that have invested in and maintain compliance systems and procedures.

•	Important Sustainable Market. The E&S lines market is a growing part of the commercial property and casualty insurance marketplace. Based on information published by A.M. Best Company, Inc. (A.M. Best), direct premiums written for E&S lines insurance policies in relation to total premiums for the commercial property and casualty lines market increased from approximately 6.4% in 1995 to approximately 12.7% in 2005, and premiums on E&S property and casualty lines insurance increased from $9.2 billion in 1995 to $33.3 billion in 2005. Apart from a slight decline in 1996, the E&S lines market has grown annually in terms of aggregate premium dollars written for the past 15 years for a variety of reasons, including the implementation of more conservative underwriting criteria and risk-selection techniques by standard insurance carriers, the elimination of non-core lines of business by standard insurance carriers and substantial losses resulting from the terrorist attacks on September 11, 2001 and natural disasters. Moreover, as reported by A.M. Best, a significant amount of capital has been invested in the E&S market during the last five years to capitalize on favorable market conditions, as evidenced by an increase in the number of start-up companies entering the E&S market, such as AXIS Capital Holdings Limited (AXIS), Allied World Assurance Company Holdings Limited (Allied World) and Endurance Specialty Holdings Limited (Endurance). Many insurance carriers operating in the E&S market distribute their products primarily through wholesale insurance distributors.

      Trends Affecting the Group Benefits Market

•	Rising Health Care Costs. In the United States, national expenditures on health care increased from $912.6 billion to approximately $2.0 trillion, or approximately 117.8%, from 1993 to 2006, and are projected to reach $4.1 trillion by 2016, according to the U.S. Department of Health and Human Services (HHS). On a per person basis, annual health care spending grew 49.5% during the seven-year period beginning January 1, 1999, reaching an estimated average of $6,683 per person in 2005, with spending projected to grow to approximately $12,357 per person by 2015, according to HHS and U.S. Census Bureau statistics.

•	Aging Population. As a result of increases in life expectancy, the percentage of U.S. citizens age 65 and older is increasing in proportion to the overall U.S. population.

According to the U.S. Census Bureau, the proportion of the population age 65 and older was 12.4%, or 36.8 million people, in 2005, and is expected to increase to 14.2%, or 46.4 million people, by 2015, and to 16.3%, or 54.6 million people, by 2020. The age 65 and over population accounts for a disproportionate percentage of total health care costs. According to data published in Age Estimates in National Health Accounts, Health Care Financing Review, in 1999, people age 65 and older spent, on average, four times more on health care than the average person under age 65. The combination of increasing post-retirement life spans and disproportionate benefit costs, coupled with the general rise in health care spending, have led employers to seek ways to manage the costs or shift the burden of providing health benefits to retirees.

•	Accounting Changes. We believe that recent changes in accounting principles generally accepted in the United States of America (GAAP) have increased the level of attention given to the cost of providing retiree health care benefits. The Governmental Accounting Standards Board (GASB) recently promulgated Statement No. 45, Accounting and Financial Reporting by Employers for Post-Employment Benefits Other Than Pensions (GASB No. 45). GASB No. 45, which will be phased in beginning in 2007, will require state and local governmental entities either to fund the cost of retiree benefits or recognize this obligation as a liability on their financial statements, as opposed to the prior practice of recognizing these costs on a pay-as-you-go basis. We believe GASB No. 45 is prompting many governmental entities to focus on the costs of retiree benefits and to seek ways to reduce these costs.

•	Medicare Part D. The Medicare Modernization Act, which created the federal Voluntary Prescription Drug Benefit Program under Part D of the Social Security Act, added a new entitlement for Medicare-eligible beneficiaries for prescription drug costs. Effective as of January 1, 2006, eligible Medicare beneficiaries are able to obtain prescription drug coverage under Part D by enrolling in a prescription drug plan or in a Medicare Advantage plan, which is also known as an MA-PD. Under the Medicare Modernization Act, employers that provide retiree prescription drug benefits now have a greater number of options, including the elimination of these benefits entirely, the establishment of company-sponsored plans that are eligible for a government subsidy, the adoption of a company-sponsored prescription drug plan and the establishment of plans designed to supplement the benefits available through a prescription drug plan or Medicare Advantage plan (MA-PD). As a result of the Medicare Modernization Act, insurance products that provide prescription drug benefits for Medicare-eligible individuals now compete with the entitlement program created under Part D. We believe the Medicare Modernization Act generally has resulted in the development of new insurance products available for employers that desire to provide greater benefits than are available through a prescription drug plan or Medicare Advantage plan (MA-PD). We also believe this trend has benefited insurance brokers that have developed the expertise and product distribution capabilities to assist employers in responding to these developments.

Competitive Strengths

We believe that our competitive strengths include:

•	Extensive Relationships with Retail Insurance Brokers. We believe that our national operations, product expertise, extensive relationships with insurance carriers and focus on compliance make us an attractive business partner for retail insurance brokers. During 2006, we did business with over 4,500 retail insurance brokerage firms, including substantially all of the 100 largest U.S. retail insurance brokers as identified by Business Insurance in July 2006. We also work with small to mid-size retail insurance brokerage firms, which in many cases do not have direct access to certain of the insurance carriers with which we do business. Our extensive relationships with retail insurance brokers make us an attractive distribution channel for insurance carriers.

•	Established Insurance Carrier Relationships. We have established relationships with over 100 insurance carriers. We believe that many insurance carriers view us as a valued customer because of our expertise, experienced brokers and underwriters and national platform, which enable us to produce a significant amount of business for them. Our access to insurance carriers is key to our business. Through years of experience in the insurance industry, our management has close relationships with the management teams of many insurance carriers at the most senior levels. We understand our insurance carriers’ underwriting preferences for particular lines of business and areas of geographic focus. We believe that the scope of our relationships with insurance carriers and our product knowledge allow us to better serve the needs of our retail insurance brokerage clients.

•	Proven and Experienced Brokers and Underwriters. As of December 31, 2006, we employed 221 brokers and underwriters, many of whom have substantial experience in the insurance industry. Our brokers and underwriters typically specialize in either certain product lines or industry classes and have, in many cases, developed close relationships with the insurance carrier underwriters for these product lines and industry classes. We believe we have been able to use our size, diverse product knowledge and extensive relationships with insurance carriers to improve the productivity of our existing brokers and recruit new brokers who can leverage these resources to increase revenues.

•	Seasoned Management Team. Our Chief Executive Officer and division presidents have substantial experience and long-standing relationships developed over an average of 21 years of service in the insurance industry. Our management team draws on its industry experience to identify opportunities to expand our business and collaborate with insurance carriers to help develop products to respond to market trends. Through their extensive relationships in the insurance industry, our management team has contributed to the successful recruitment of key brokers and underwriters to join AmWINS. Having completed nine acquisitions since January 1, 2002, our management team has a proven track record of successfully identifying and structuring acquisitions and integrating the businesses acquired.

•	Business Diversification. The scope of our operations distinguishes us from traditional property and casualty wholesale insurance brokers. By operating in both the group benefits market and the property and casualty market, we believe we are better positioned to detect, analyze and capitalize on opportunities to expand our business than are companies with a more narrow market focus. In addition, our product diversity and ability to provide value-added underwriting, administrative and other services provide us with broader access to insurance carriers and enhance our ability to help retail insurance brokerage firms deliver products that meet the wide-ranging needs of their clients.

•	Efficient Use of Information. We believe the way we collect and analyze information using AmLINK, our proprietary enterprise operating system, will improve the efficiency and productivity of our brokers and underwriters. For example, we can access our database to identify individual insurance carrier underwriters that typically underwrite a specific type of business, making it more likely we can place a particular risk for our customers. We also intentionally capture and store data for business we are unable to place so we can analyze missed opportunities and improve our chances to place this business in the future. We believe that AmLINK allows us to more effectively manage and control our operations.

Business Challenges

We face several challenges in conducting our business that are discussed in more detail in the section entitled “Risk Factors,” including, but not limited to, the following:

•	Potential for Disintermediation. We act as an intermediary between retail insurance brokers and insurance carriers that, in some cases, will not transact business directly with retail insurance brokers. If insurance carriers change the way they conduct business and begin to transact business directly with retail insurance brokers, our role in the distribution of insurance products could be eliminated or significantly reduced.

•	Business Concentration with Willis and AIG. In April 2005, we acquired Willis’ wholesale insurance brokerage operations, formerly operated under the name Stewart Smith Group. Willis accounted for approximately 15.0% and 12.8% of our revenues in 2005 and 2006, respectively. Our business would suffer if we lost Willis as a client or if there was a substantial reduction in the volume of business we do with Willis. In addition, approximately 11.5% and 9.3% of our revenues in 2005 and 2006, respectively, were derived from insurance policies provided by AIG. We would be required to incur additional expense and could lose market share if AIG terminated or significantly reduced the amount of business we do with it.

•	Recruitment and Retention of Brokers/Underwriters and Executive Officers. Our future operating performance and success depend on our ability to recruit and retain highly qualified brokers, underwriters and key executive officers. Competition for these persons is intense. Our inability to recruit and retain these brokers, underwriters and officers could harm our business and operating performance.

•	Changing Conditions in the Markets in Which We Operate. We may be negatively affected by changes in the markets in which we operate. Premium pricing within the commercial property and casualty insurance market historically has been cyclical based on the underwriting capacity of the insurance carriers operating in this market and also has been impacted by general economic conditions. These factors may affect the commissions we receive and fees we are able to charge for our services. Currently, we are encountering declining rates for the types of property and casualty insurance products we place, which we believe reflect additional capacity in these markets. In addition, federal and state sponsored health care programs as well as proposals to alter the level of spending under these programs could affect the market for the group health insurance products we distribute. In particular, as a result of the adoption of the Medicare Modernization Act, insurance products that provide prescription drug benefits to Medicare-eligible individuals now compete with the entitlement program under Part D of the Social Security Act.

•	Competitive Markets. The wholesale insurance brokerage industry is highly competitive. A number of firms actively compete with us for clients and access to insurance carriers. Our ability to remain competitive will, in large part, determine our future success.

Key Elements of Our Growth Strategy

Our goal is to achieve superior long-term returns for our stockholders while establishing ourselves as the premier national wholesale distributor of insurance products and services. To accomplish this goal, we intend to focus on the following key areas:

•	Increase Growth by Expanding Distribution. We strive to prudently grow our business by expanding our distribution channels. Since January 1, 2003, we have opened five new offices in our Property & Casualty Brokerage division and hired 124 new brokers, excluding brokers hired in connection with acquisitions. We intend to continue pursuing opportunities to expand into new geographic markets and increase our presence in existing geographic markets. We also seek to expand our business by marketing our diverse product capabilities through targeted advertisements, client seminars and client marketing events.

•	Access New Markets and Products. We are focused on expanding our access to new markets and products to better serve the needs of our retail insurance brokerage clients. For example, because certain admitted insurance carriers will not do business directly with small retail insurance brokerage firms, but will do business with us, we are developing our AmWINS Access platform to provide these brokerage firms with access to a greater variety of standard insurance products. We also are actively working to develop new MGU programs. In our Group Benefits division, we continue to explore opportunities to work with our insurance carrier partners to develop new products that help employers manage the rising cost of health care.

•	Capitalize on Industry Changes. We believe that recent governmental investigations into the insurance industry caused many insurance carriers and large retail insurance brokerage firms to pay greater attention to the intermediaries they use. We believe these insurance carriers and brokerage firms increasingly are seeking to solidify their business relationships with financially stable intermediaries with acceptable reporting, compliance and other administrative systems. Aon, Marsh and Willis all recently sold their wholesale insurance brokerage firms, and we believe that we can use our national platform and organizational structure to build upon our relationships with these and other firms. In addition, we intend to pursue opportunities to distribute retiree health products to employer groups to help them better respond to rising health care costs, an aging U.S. population and changes in the way they are required to account for retiree benefits.

•	Pursue Strategic Acquisitions. We plan to pursue strategic acquisitions that will complement our existing business or potentially expand into new wholesale distribution channels. We have substantial experience in selecting and integrating companies and are positioned to take advantage of acquisition opportunities that arise. We believe that our entrepreneurial culture and centralized administrative support system make us an attractive partner to acquisition targets. We believe this offering enhances our business profile and our ability to structure future acquisitions we decide to pursue.

Risks Related to Our Business and Growth Strategy

We are subject to numerous risks, which are described in greater detail in the section entitled “Risk Factors” immediately following this summary. These risks may prevent us from successfully implementing our business and growth strategy and affect the future profitability of our business. In addition to the challenges summarized above under “— Business Challenges,” we are subject to other risks in the operation of our business, including the following:

•	Our ability to grow organically depends on our ability to open new offices and recruit new brokers and underwriters. We cannot assure you that we will be able to successfully open new offices, recruit new brokers and underwriters or recover our investment in new offices, brokers or underwriters, or that any new offices, brokers and underwriters will ever achieve profitability;

•	If we are unable to successfully acquire or integrate acquired businesses, or if they do not perform as we expect, our competitiveness, operating results and financial condition could be harmed;

•	If any of our MGU programs are terminated or changed, our business and operating results could be harmed;

•	We depend on our information processing systems, the interruption or loss of which could harm our business;

•	We are subject to errors and omissions claims, which can be costly to defend and could negatively affect us;

•	We are subject to governmental regulation and supervision, and increased costs of compliance or failure to comply with applicable laws and regulations could increase our expenses, restrict our growth and limit our ability to conduct our business;

•	There have been governmental investigations and private litigation involving some retail insurance brokerage firms regarding the propriety of contingent commissions. Although we currently are not subject to any of these investigations or litigation matters and are unable to predict how these matters will affect us, these investigations and litigation matters may alter the manner in which wholesale insurance brokers are compensated or conduct business;

•	Our offices are geographically dispersed across the United States, and we may not be able to respond quickly to operational or financial problems or promote the desired level of cooperation and interaction among our offices, which could harm our business and operating results;

•	We may lose clients or business as a result of consolidation within the retail insurance brokerage industry;

•	As a public company, our expenses will increase and our management will be required to devote substantial time to complying with public company requirements; and

•	We will continue to have substantial indebtedness following this offering, the terms of which are restrictive, may prevent us from expanding our business and may restrict our flexibility and place us at a competitive disadvantage.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” immediately following this summary.

Our Ownership

In October 2005, investment funds affiliated with Parthenon Capital, LLC (Parthenon Capital), a leading private equity firm, acquired a controlling interest in AmWINS. As of December 31, 2006, including vested options, AmWINS Holdings, LLC (Parthenon HoldCo), a Delaware company formed by Parthenon Capital and its investors, owned  % of our outstanding stock, and our officers and employees owned  % of our outstanding stock. For information regarding our ownership before and after this offering, see “Principal Stockholders.”

Our Offices

Founded in 1998, we are a Delaware corporation. Our principal executive offices are located at 4064 Colony Road, Suite 450, Charlotte, North Carolina 28211. Our telephone number at this location is (704) 943-2000, and our website address is www.amwins.com. Information on our website is not intended to be a prospectus and is not incorporated into this prospectus.

The Offering

Common stock we are offering	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after the offering	shares

Overallotment shares	shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million, based on an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and our estimated offering costs of $ million. If the underwriters exercise their overallotment option in full, we estimate our net proceeds will be approximately $ million. We intend to use approximately $ million of the net proceeds from this offering to repay debt and the remainder for working capital and general corporate purposes, including possible acquisitions.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Dividend policy	We do not anticipate declaring or paying cash dividends for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors.

Proposed New York Stock Exchange symbol	AGI

The number of shares of our common stock to be outstanding after this offering is based on shares outstanding at December 31, 2006, and excludes:

•	shares of common stock issuable upon the exercise of warrants issued to Holdings, with a weighted average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $ per share; and

•	any additional shares of common stock that we may issue in the future to comply with our agreements to pay additional contingent purchase price in connection with certain business acquisitions. For more information about these agreements, refer to the discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commitments and Contingencies — Contingent Purchase Price for Acquisitions.”

Summary Historical Financial Data

The following table sets forth:

•	our balance sheet data as of December 31, 2006 on an actual basis and as adjusted to reflect:

•	the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus); and

•	the application of the estimated net proceeds from this offering as described under “Use of Proceeds”; and

•	our statement of operations data for:

•	the year ended December 31, 2004;

•	the period from January 1, 2005 to October 27, 2005, the date of the Recapitalization, and the period from October 28, 2005 to December 31, 2005; and

•	the year ended December 31, 2006.

You should read the following historical consolidated financial data in conjunction with our audited and unaudited consolidated financial statements, including the notes to the financial statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “The Recapitalization” included elsewhere in this prospectus. In the table below and throughout this prospectus, we refer to AmWINS as our “Predecessor” for all periods prior to and including October 27, 2005, the date of our Recapitalization, and as our “Successor” for all periods following the Recapitalization. As a result of the Recapitalization, we have applied push-down accounting, as required by Staff Accounting Bulletin (SAB) No. 54, Application of “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase (SAB No. 54), as interpreted by Emerging Issues Task Force Topic D-97, Pushdown Accounting (EITF D-97), which resulted in a write-up in the fair value of our net assets by approximately $84.1 million, or $76.5 million net of tax, at October 27, 2005. As a result, our basis of accounting following the Recapitalization differs from that prior to the Recapitalization, which affects the comparability of our financial data. In addition, since 2004, we have acquired a significant number of businesses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions and Dispositions.” As a result of these acquisitions and the Recapitalization, our financial information for the periods shown below may not be comparable period-to-period.

We derived the following balance sheet and statement of operations data from our audited consolidated financial statements appearing elsewhere in this prospectus.

	As of December 31, 2006
	Actual	As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$21,872
Goodwill	256,436
Other identifiable intangible assets, net	39,603
Total assets	648,534
Total debt	167,297
Stockholder’s equity	161,081

					For the
					Period from		Year
	Year Ended		For the Period		October 28 to		Ended
	December 31,		Ended October 27,		December 31,		December 31,
	2004		2005		2005		2006
	Predecessor				Successor
	(in thousands, except per share data)
Statement of Operations Data:(a)
Commissions and fees		$83,452		$110,791		$29,722	$178,634
Other income		1,152		850		906	6,651

Total revenues		84,604		111,641		30,628	185,285
Employee compensation and benefits (including non-cash equity compensation of $1,003 for the year ended December 31, 2006(b))		52,523		66,412		17,388	108,769
Other operating expenses		16,588		19,431		5,498	34,785
Depreciation		1,475		1,855		536	3,622
Amortization		3,873		5,716		636	4,809

Total operating expenses		74,459		93,414		24,058	151,985

Operating income		10,145		18,227		6,570	33,300
Interest expense		2,498		8,516		2,949	17,151
Loss on extinguishment of debt(c)		994		9,799		—	—
Non-operating income		—		—		—	(3,495)

Income before income taxes and minority interest and discontinued operations		6,653		(88)		3,621	19,644
Minority interest		(67)		—		—	—
Income tax expense		2,930		772		1,503	8,808

Income from continuing operations		3,790		(860)		2,118	10,836
Income from discontinued operations, net of minority interest and income taxes		578		—		—	—
Loss on sale of discontinued operations(d)		(67)		—		—	—

Net income		$4,301		$(860)		$2,118	10,836

Income from continuing operations per share:
Basic	$		$		$
Diluted	$		$		$
Income from discontinued operations per share:
Basic	$		$		$
Diluted	$		$		$
Loss on sale of discontinued operations per share:
Basic	$		$		$
Diluted	$		$		$
Income per share:
Basic	$		$		$
Diluted	$		$		$
Weighted average shares:
Basic
Diluted

(a)	See “Management’s Discussion and Analysis of Financial Position and Results of Operations — Acquisitions and Dispositions” for information regarding our acquisitions and dispositions during these periods, which affect the comparability of our financial data for these periods.

(b)	We adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)) as of January 1, 2006, which resulted in the recognition of equity compensation expense for the year ended December 31, 2006. See Note 11 to our 2006 consolidated financial statements for the pro forma effect of recording this expense in periods prior to the adoption of SFAS No. 123(R).

(c)	Reflects the write-off of unamortized financing fees and expenses and associated prepayment fees related to the refinancing of previous credit facilities.

(d)	In November 2004, we sold our premium finance business. The results of operations of this business are segregated and reported as discontinued operations for the year ended December 31, 2004.

RISK FACTORS

An investment in our common stock involves a number of risks. You should carefully consider the following risk factors in addition to the other information contained in this prospectus before investing in our common stock. If any of the following risks or uncertainties occurs, our business, financial condition and operating results could be materially and adversely affected, the trading price of our common stock could decline and you may lose all or a part of your investment in our common stock.

Risks Related to Our Business and Industry

The loss of the services of any of our highly qualified brokers or our executive officers could harm our business and operating results.

Our future performance depends on our ability to recruit and retain highly qualified brokers, including brokers who work in the businesses that we have acquired or may acquire in the future. Competition for productive brokers is intense, and our inability to recruit or retain these brokers could harm our business and operating results. Although many of our senior brokers own an equity interest in us and have entered into employment agreements with us, we cannot assure you that these brokers will serve the term of their employment agreements or renew their employment agreements upon expiration. Moreover, we cannot assure you that any of the brokers who leave our firm will comply with the provisions of their employment agreements that preclude them from competing with us or soliciting our customers and employees, or that these provisions will be enforceable under applicable law or sufficient to protect us from the loss of any business. In addition, we do not have employment, non-competition or non-solicitation agreements with all of our brokers. We may not be able to retain or replace the business generated by a broker who leaves our firm or replace that broker with an equally qualified broker who is acceptable to our clients.

Our success also depends on our key executive officers and the skills and relationships they bring to our business, as well as on our ability to attract and retain additional executive officers and key management personnel. Our executive officers are important to our company. In particular, M. Steven DeCarlo, our President and Chief Executive Officer, and Scott M. Purviance, our Chief Financial Officer, were instrumental in structuring and managing our significant growth over the last five years, including the acquisitions that we have completed, and are very involved in the day-to-day management and oversight of our operations. In addition, Samuel H. Fleet has managed our Group Benefits division since July 2000, and Mark M. Smith has overseen our Property & Casualty Brokerage division since our acquisition of Stewart Smith East, Inc. and related affiliates (together, Stewart Smith Group) in April 2005. We do not maintain “key man” life insurance policies for any of our executive officers or key management personnel. The loss of the services of any of our executive officers, particularly Messrs. DeCarlo, Purviance, Fleet or Smith, or our inability to attract and retain additional executive officers or key management personnel, could prevent us from fully implementing our business strategy and could adversely affect our ability to capitalize on market opportunities and grow our business, as well as have an adverse effect on our operating results.

We may be negatively affected by the cyclicality of and the economic conditions in the markets in which we operate.

Premium pricing within the commercial property and casualty insurance market in which we operate historically has been cyclical based on the underwriting capacity of the insurance carriers operating in this market and has been impacted by general economic conditions. In a period of decreasing insurance capacity, insurance carriers typically raise premium rates. This type of market frequently is referred to as a “hard” market. In a period of increasing insurance capacity, insurance carriers tend to reduce premium rates. This type of market frequently is referred to as a “soft” market. Because our commission rates usually are calculated as a percentage of the gross premium charged for the insurance products that we place, our revenues are affected by the pricing cycle of the market. The frequency and severity of natural disasters and other catastrophic events can affect the timing, duration and extent of industry cycles for many of the product lines we distribute. It is very difficult to predict the severity, timing or duration of these cycles. The cyclical nature of premium pricing in the commercial property and casualty insurance market may make our operating results volatile and unpredictable.

In 2001, capital available to underwrite property and casualty insurance contracted significantly, primarily due to realized underwriting losses from earlier years, lower returns on investments and the effect of the September 11, 2001 terrorist attacks, which resulted in increasing premium rates. During 2004, we began to see an increase in underwriting capacity for property insurance products, which resulted in declining premium rates for most lines of property insurance we place. Although this trend continued well into 2005, the consequences of Hurricanes Katrina, Rita and Wilma significantly reduced capacity and increased prices within the property insurance market, which accelerated in 2006 primarily as a result of increased reinsurance costs for primary insurance carriers. We believe that during the latter part of 2006 and continuing into 2007, additional capacity entered the property market, which should make property catastrophe coverage more affordable than it was during 2006. Additionally, recent legislative developments in Florida have reduced the cost and increased the limits of reinsurance available to insurance carriers through the Florida Hurricane Catastrophe Fund and are expected to add even more capacity to the overall property catastrophe market. Pricing for casualty insurance that we place generally has not experienced the recent volatility affecting the property market, and we have generally encountered declining rates for casualty insurance throughout 2006 and continuing into 2007.

Economic conditions generally and within the insurance industry also may affect:

•	The commission rates paid by insurance carriers on products we distribute;

•	The portion of commissions we receive from insurance carriers that we pay to our retail insurance brokerage clients in connection with policy placement. The amount of these commissions is negotiated by us and retail insurance brokers on a case-by-case basis and can be affected by a number of factors, including the amount of business that a retail insurance brokerage firm places with us, competition within the wholesale insurance brokerage market, whether the retail insurance broker is being compensated by its client on a fee basis and the difficulty of obtaining insurance to cover a particular risk;

•	The fees we charge for certain insurance products we distribute, which are in addition to the commissions we receive and are negotiated on a case-by-case basis; and

•	The fees we are able to charge for providing ancillary services such as premium and claims administration and actuarial services.

In 2006, our Group Benefits division derived a substantial majority of its revenues from group health insurance plans. Premium rates for group health insurance plans are affected by several factors, including health care costs, which have increased significantly in recent years, and general economic conditions such as changes in the level of employment and other factors that may affect employer spending for employee benefits. Federal and state sponsored health care programs as well as proposals to alter the level of spending under these programs also can affect the market for group health insurance plans. For example, as a result of the adoption of the Medicare Modernization Act, insurance products that provide prescription drug benefits to Medicare-eligible individuals now compete with the entitlement program under Part D of the Social Security Act. Moreover, there are discussions at both the federal and state levels regarding proposals to reform the U.S. health care system, which may affect the procurement practices and operations of health care industry participants. Several groups are urging the U.S. Congress to consider a national health care plan, which could include the replacement of the existing employer-based system of insurance with a “single-payer” financing mechanism under which one governmental entity would collect all health care fees and pay out all health care costs. All of these factors could affect the market for the health insurance products that we place or reduce the commission revenues we receive from placing these products.

If any of our MGU programs are terminated or changed, our business and operating results could be harmed.

In our Specialty Underwriting division, we act as an MGU for insurance carriers that have given us authority to bind coverage on their behalf. Our MGU programs are governed by contracts between us and the insurance carriers. These contracts establish, among other things, the underwriting and pricing guidelines for the program, the scope of our authority and our commission rates for policies that we underwrite under the program. These contracts typically can be terminated by the insurance carrier with very little advance notice. Moreover, upon expiration of the contract term, insurance carriers may request changes in the terms of the program, including the amount of commissions we receive, which could reduce our revenues from the program. The termination of any of our MGU programs, or a change in the terms of any of these programs, could harm our business and operating results. For example, in May 2005, one of our insurance carrier partners terminated a commercial trucking MGU program operated by us, which contributed to a decline in revenues from our Specialty Underwriting division for the year ended December 31, 2006 in relation to the year ended December 31, 2005. We cannot assure you that other MGU programs will not be terminated or modified in the future. Moreover, we cannot assure you that we will be able to replace any of our MGU programs that are terminated with a similar program with another insurance carrier. Our Specialty Underwriting division generated 30.7%, 23.3%, 13.8% and 9.4% of our consolidated total revenues for 2003, 2004, 2005 and 2006, respectively.

We conduct a significant amount of our Property & Casualty Brokerage business with Willis, and if we lose Willis as a client or there is a substantial reduction in the volume of business we do with Willis, our business, results of operations and cash flows would be materially harmed.

In April 2005, we acquired Willis’ wholesale insurance brokerage operations, formerly operated under the name Stewart Smith Group. Willis is a subsidiary of Willis Group Holdings Limited, one of the largest global retail insurance brokers. Since our acquisition of Stewart Smith Group, the amount of business we do with Willis has increased significantly. Willis accounted for approximately 1.0% of our historical revenues for the year ended December 31, 2004, but increased to 15.0% and 12.8% of our historical revenues for the years ended December 31, 2005 and December 31, 2006, respectively. We believe that the divestiture by Willis of its wholesale insurance brokerage operations has intensified competition among us and other wholesale insurance brokers who seek to do business with Willis. If, as a result of increased competition or other factors beyond our control, including changes within Willis or the way Willis does business, we lose Willis as a client or there is a substantial reduction in the volume of business we do with Willis, our business, results of operations and cash flows would be materially harmed.

We place a significant amount of our Property & Casualty Brokerage business with AIG, and the termination or significant reduction of the business we do with AIG could result in additional expense and loss of market share.

For the years ended December 31, 2005 and 2006, approximately 11.5% and 9.3%, respectively, of our total revenues were derived from insurance policies provided by AIG, which is the largest insurance company operating in the E&S lines market. If AIG seeks to terminate or significantly reduce the amount of business we do with it, we believe that we could locate other insurance carriers to underwrite most of the business that we place with AIG. However, we would incur additional expense and could lose market share in the process of locating other insurance carriers to take this business.

Competition in the markets in which we do business is intense, and if we are unable to compete effectively, our business and operating results will be harmed.

The wholesale insurance brokerage industry is highly competitive, and a number of firms actively compete with us for clients and access to insurance carriers. Some of our primary competitors have substantially greater resources than we have, which may give them an advantage over us. Our ability to remain competitive will, in large part, determine our future success. If we fail to compete successfully, our business and operating results could be adversely affected.

Based on information published by the National Association of Professional Surplus Lines Offices, Ltd., there are over 450 wholesale insurance brokerage firms operating in the United States. In our Property & Casualty Brokerage division, our largest competitors are Swett & Crawford Group (Swett & Crawford), CRC Insurance Services, Inc. (CRC), which is owned by BB&T Corporation, Crump Insurance Services, Inc. (Crump) and Risk Placement Services, Inc. (RPS), which is owned by Arthur J. Gallagher & Co. We believe that in terms of aggregate premiums placed, we currently are comparable in size to Swett & Crawford and CRC, and larger than Crump and RPS, based on information published by Business Insurance. Our Specialty Underwriting division competes with a variety of firms that provide insurance similar to the products we distribute, including insurance carriers that compete with the insurance carriers we represent. We believe the largest MGU firms in the United States are Victor O. Schinnerer & Co., Inc., a subsidiary of Marsh, K&K Insurance Group, a subsidiary of Aon, Arrowhead General Insurance Agency, Inc. and U.S. Risk Insurance Company, Inc., most of which we believe are substantially larger than our Specialty Underwriting division. Although there are no large national wholesale insurance brokerage firms with which our Group Benefits division regularly competes, our Group Benefits division competes with a variety of other businesses, including retail insurance brokers that distribute products similar to the types of products we distribute, insurance carriers that distribute these products directly through retail insurance brokers or to insured parties, benefit consultants that are able to assist in the distribution of these products and a number of other companies that provide group benefit administrative services.

The divestitures by Aon, Marsh and Willis of their wholesale distribution operations have created growth opportunities for us. However, there can be no assurance that we will succeed in taking advantage of them. Other wholesale brokers will now find it easier to do business with these large retail insurance brokerage firms. Although our business with Aon and Marsh has increased dramatically since their respective divestitures, it is unlikely that we will maintain the same rate of growth with them due to competition from others and the fact that our recent growth rate with them is measured in comparison to a low starting base.

We depend on our information processing systems. Interruption or loss of our information processing systems could harm our business.

Our ability to operate our business depends on our capacity to store, retrieve, process and manage significant databases and expand and upgrade periodically our information processing capabilities. Interruption or loss of our information processing capabilities through loss of stored data, breakdown or malfunctioning of computer equipment and software systems, telecommunications failure, or damage caused by fire, tornadoes, lightning, electrical power outage, natural or other disasters or other disruption could harm our business and operating results. Although we have disaster recovery procedures in place and insurance to protect against certain contingencies, we cannot assure you that our recovery procedures will be effective or that our insurance will continue to be available at reasonable prices, cover all such losses or compensate us for the loss of business occurring during any period in which we are unable to provide services.

If we are unable to successfully acquire or integrate acquired businesses, or if they do not perform as we expect, our competitiveness, operating results and financial condition could be harmed.

One of our growth strategies is to acquire businesses that complement, expand upon or diversify our current operations. We have acquired nine businesses since January 1, 2002, and we anticipate that we will continue to look for opportunities to acquire additional businesses. Competition for new acquisitions is intense. We are unable to predict whether or when we will be able to identify suitable acquisition candidates, consummate any acquisitions we pursue or prevail over our acquisition competitors, who often are larger than we are and have greater resources than we do. Our current senior secured credit facilities, which were implemented in October 2005 in connection with the Recapitalization, prevent us from making acquisitions without the consent of our lenders, unless the aggregate consideration paid by us (excluding earn-out consideration) is less than $15.0 million per acquisition and $50.0 million in the aggregate for all acquisitions. To date, we have not been required to obtain approval from the lenders under these senior secured credit facilities for any acquisitions that we have desired to pursue. We can give no assurance that we will be able to secure their consent if and when needed in the future. We may also require additional capital to complete acquisitions we deem attractive, but may be unable to secure such capital on satisfactory terms. Our senior secured credit facilities limit the amount of additional debt we may incur, and our ability to secure future financing would depend on a number of factors, some of which are beyond our control, such as prevailing conditions in the capital markets, our future operating performance and then-existing debt levels and cash flows. If we fail to execute our acquisition strategy, it is likely that our revenue and earnings growth will suffer, and we may be unable to remain competitive.

Despite due diligence investigations we conduct before acquiring a business, we may not succeed in identifying all material risks and uncertainties associated with that business. Unanticipated contingencies or liabilities, such as litigation, the loss of significant clients or accounts, the termination or amendment of significant contracts and the loss of key brokers, are inherent risks in acquisitions. Furthermore, these businesses may not achieve expected levels of revenue, profitability or productivity or otherwise operate in a manner consistent with our expectations or comparable to our existing businesses due to events beyond our control, such as changes in market conditions, increased competition and other factors. The failure of the businesses that we acquire to achieve our performance goals could have an adverse impact on our operating results and overall business.

When we acquire an entity, a portion of the purchase price may be allocated to goodwill and other indefinite-lived intangible assets. The amount of purchase price allocated to goodwill is determined by the excess of the purchase price over the fair market value of identifiable net assets we acquire. Accounting rules require that we conduct annual impairment testing of goodwill and indefinite-lived intangible assets. Deterioration in our operating results, including the loss of a significant client or clients at one of our acquired businesses, could result in an impairment of goodwill and intangible assets, which would cause us to record a charge for the impairment. Such a charge could adversely affect our results of operations.

We cannot assure you that we can successfully integrate the businesses that we acquire. The integration of a business involves a number of factors that may affect our operations. These factors include:

•	retention of personnel;

•	diversion of management’s attention;

•	difficulties in the integration of acquired operations, systems and processes;

•	entry into new or unfamiliar markets;

•	unanticipated problems or liabilities; and

•	tax and accounting issues.

To date, we believe we have been successful in integrating the businesses we have acquired without material disruption to our existing business or the acquired business. However, we can give no assurances that we will not encounter issues associated with integrating existing businesses or new acquisitions in the future. Our failure to successfully integrate acquired businesses may disrupt our operations and harm our overall business and operating results.

We permit many of our acquired businesses to remain under the day-to-day management of previous owners or other individuals who played a key role in their development. We cannot predict how long these individuals will continue to be actively engaged in our business. In many cases, the reputation and skills of these individuals and the relationships they have with their clients are critical to our success. Our business and operating results could be harmed if any of these individuals retire or otherwise limit their involvement in the day-to-day management of our business, and we are not able to identify a suitable successor or if the individual’s successor is not as successful.

We are subject to errors and omissions claims, which can be costly to defend and could negatively affect us.

We are subject to claims and litigation in the ordinary course of business resulting from alleged and actual errors and omissions. These types of litigation matters can involve claims for substantial amounts of money for direct and consequential damages and significant defense costs. For example, we may be subject to errors and omissions claims if we fail (or are alleged to have failed) to provide an insurance carrier with complete and accurate information relating to the risk being insured, to request or secure coverage for a particular type of risk, for the requested amounts or on the requested terms, or to comply with state law notice and other requirements typically applicable to insurance policies issued by non-admitted insurance carriers in the E&S lines market. We also are subject to claims that we mishandled the payment of premiums, the adjudication of claims or other administrative functions in our benefit administration business. We are unable to predict with certainty the frequency, nature or magnitude of these claims. It is not always possible to prevent or detect errors and omissions, and the precautions we take may not be effective in all cases.

We have purchased errors and omissions insurance in amounts that we believe are adequate to protect us, subject to deductible amounts, policy exclusions and other conditions, against the risk of liability resulting from alleged and actual errors and omissions. To date, we have not incurred a material amount of out-of-pocket expenses to defend and settle errors and omissions claims. However, our insurance may not adequately protect us against every errors and omissions claim. Moreover, we may not be able to purchase coverage that is appropriate in relation to our assessment of the risks involved on commercially reasonable terms or at all.

Our business and operating results may be negatively affected if our errors and omissions insurance proves to be inadequate or unavailable. In addition, errors and omissions claims may harm our reputation and divert management resources away from operating our business.

We are subject to governmental regulation and supervision, and increased costs of compliance or failure to comply with applicable laws and regulations could increase our expenses, restrict our growth and limit our ability to conduct our business.

Our business is subject to governmental regulation and supervision. In states in which we do business as an insurance broker, we generally are required to be licensed or to have received regulatory approval to conduct business. In addition, most states require that our employees who engage in brokerage activities in that state be licensed personally. We also are required in many states to report, collect and remit surplus lines taxes to state taxing authorities for insurance policies placed in the E&S lines market. The laws and regulations regarding the calculation of surplus lines taxes vary significantly from state to state, and it can be difficult and time consuming to determine the amount of surplus lines taxes due to a particular state, especially for insurance policies covering risks located in more than one state. From time to time, we and our licensed employees are subject to inspection by state governmental authorities with regard to our compliance with state insurance laws and regulations and the collection of surplus lines taxes. To date, these inspections have not had a material effect on our business or results of operations. Our Group Benefits division also generally is required to be licensed in states in which it provides administrative services. We also are affected by the governmental regulation and supervision of insurance carriers. For example, when we act as an MGU for an insurance carrier, we may be required to comply with laws and regulations affecting the insurance carrier. Moreover, regulation affecting the insurance carriers with which we place business can affect how we conduct operations.

State laws grant supervisory agencies, including state insurance departments, broad regulatory authority. State insurance regulators and the National Association of Insurance Commissioners continually reexamine existing laws and regulations, some of which affect us. These supervisory agencies regulate, among other things, the licensing of insurance brokers and group benefits administrators, the handling and investment of third-party funds held in a fiduciary capacity and the marketing practices of insurance brokers, in the context of curbing unfair trade practices. This continual reexamination may result in the enactment of laws and regulations, or the issuance of interpretations of existing laws and regulations, that adversely affect our business. More restrictive laws, rules or regulations may be adopted in the future that could make compliance more difficult and expensive or adversely affect our business. Violations of applicable federal or state laws or regulations could result in the imposition of fines or censures, disciplinary actions, including the revocation of licenses or registrations, damage to our reputation, or a limitation on our business. Moreover, the costs of complying with these regulations may increase our operating expenses.

There have been governmental investigations and private litigation involving some retail insurance brokerage firms regarding the propriety of contingent commissions and other business practices, and the results of these investigations and litigation matters could harm our business and operating results.

There have been a number of investigations of some large retail insurance brokerage firms regarding the propriety of certain compensation arrangements between insurance carriers and insurance brokers and other business practices. Some of these investigations have focused on whether retail insurance brokers have adequately disclosed to their customers the receipt of contingent commissions that are paid by insurance carriers to brokers based on the volume of the business placed by the broker with the insurance carrier or other factors. As a wholesale insurance broker, we transact business with retail insurance brokers and not directly with insured parties. To date, we have not been subject to any investigations that are focused on the disclosure of contingent commissions by us.

The propriety of these contingent commissions is also the subject of litigation against certain insurance agents involving allegations that the existence of these commission arrangements results in a breach of fiduciary duties by causing brokers to place insurance policies with insurance carriers who pay these commissions instead of based on the coverage needs of their clients. To date, we have not been made or threatened to be made a party to any litigation involving the propriety of contingent commissions.

We are unable to predict how these matters will affect us. However, these investigations and litigation matters may alter the manner in which wholesale insurance brokers are compensated or conduct business.

Our growth strategy may involve opening new offices and will involve hiring new brokers and underwriters, which will require substantial investment by us and may adversely affect our results of operations and cash flows in a particular period. We cannot assure you that we will be able to successfully open new offices or hire new brokers and underwriters or recover our investment in new offices, brokers or underwriters, or that these new offices, brokers or underwriters will achieve profitability.

Our ability to grow organically depends in part on our ability to open new offices and recruit new brokers and underwriters. We can give no assurances that we will be successful in any efforts to open new offices or hire new brokers or underwriters. The costs of opening a new office and hiring the necessary personnel to staff the office can be substantial, and we often are required to commit to multi-year, non-cancellable lease agreements. It has been our experience that our new brokerage offices may not achieve profitability on a stand-alone basis until they have been in operation for at least three years. In addition, we often hire new brokers and underwriters with the expectation that they will not become profitable until two to three years after they are hired. The cost of investing in new offices, brokers and underwriters may affect our results of operations and cash flows in a particular period. Moreover, we cannot assure you that we will be able to recover our investment in new offices, brokers or underwriters or that these offices, brokers and underwriters will achieve profitability.

Since January 1, 2003, we have opened five new offices in our Property & Casualty Brokerage division and hired 124 new brokers and underwriters, excluding brokers and underwriters hired in connection with acquisitions. We currently are in the process of opening one small office in our Property & Casualty Brokerage division in Fresno, California, and a few small offices to support the administrative services provided by our Group Benefits division. We currently do not have any other plans or commitments to open any new offices over the next 12 months. However, we intend to pursue opportunities to open new offices as they develop.

If insurance carriers begin to transact business without relying on wholesale insurance brokers, our business, results of operations, financial condition and cash flows could suffer.

As a wholesale distributor of insurance products, we act as an intermediary between retail insurance brokers and insurance carriers that, in some cases, will not transact business directly with retail insurance brokers. If insurance carriers change the way they conduct business and begin to transact business with retail insurance brokers without including us, our role in the distribution of insurance products could be eliminated or substantially reduced, and our business, results of operations, financial condition and cash flows could suffer. Such a change could result from a change in business model, advancements in technology or other factors.

Our offices are geographically dispersed across the United States, and we may not be able to respond quickly to operational or financial problems or promote the desired level of cooperation and interaction among our offices, which could harm our business and operating results.

At December 31, 2006, we had 33 offices across the United States. Substantially all of these offices are under the day-to-day management of individuals who previously owned acquired businesses or played a key role in the development of an office. These individuals may not report negative developments that occur in their businesses to management on a timely basis because of, among other things, damage to their reputation, the risk that they may lose all or some of their operational control, or the risk that they may be personally liable to us under the indemnification provisions of the agreements pursuant to which their businesses were acquired. Moreover, there can be no assurances that management will be able independently to detect adverse developments that occur in particular offices. We review the financial performance of our offices on a monthly basis, maintain frequent contact with all of our offices and work with our offices on an annual basis to prepare a detailed operating budget for revenue production by office. Although we believe that these and other measures have allowed us generally to detect and address known operational issues that might have a material effect on our operating results, they may not detect all issues in time to permit us to take appropriate corrective action. Our business and operating results may be harmed if our management does not become aware, on a timely basis, of negative business developments, such as the possible loss of an important client, threatened litigation or regulatory action, or other developments.

In addition, our ability to grow organically will require the cooperation of the individuals who manage our offices. We cannot assure you that these individuals will cooperate with our efforts to improve the operating results in offices for which they are not directly responsible. Our dispersed operations may impede our integration efforts and organic growth, which could harm our business and operating results.

We may lose clients or business as a result of consolidation within the retail insurance brokerage industry.

We derive a substantial portion of our business from our relationships with small to mid-size retail insurance brokerage firms. There has been considerable consolidation in the retail insurance brokerage industry, driven primarily by the acquisition of small and mid-size retail insurance brokerage firms by larger brokerage firms, financial institutions or other organizations. We expect this trend to continue. As a result, we may lose all or a substantial portion of the business we obtain from retail insurance brokerage firms that are acquired by other firms with their own wholesale insurance brokerage operations or relationships with other wholesale insurance brokerage firms. To date, our business has not been materially affected by consolidation among retail insurance brokers. However, we cannot assure you that we will not be affected by industry consolidation that occurs in the future, particularly if any of our significant retail insurance brokerage clients are acquired by retail insurance brokers with their own wholesale insurance brokerage operations.

As a public company, our costs will increase and our management will be required to devote substantial time to complying with public company regulations.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), as well as new rules subsequently implemented by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), have imposed various new requirements on public companies, including changes in corporate governance practices, and these requirements will continue to evolve. Our management and other personnel will need to devote a substantial amount of time to comply with these evolving requirements. Moreover, these rules and regulations relating to public companies will increase our legal and financial compliance costs and will make certain activities more time-consuming and costly.

As a public company, we will be required to comply with significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls and disclosure controls that are adequate to satisfy our reporting obligations as a public company. Failure to design, implement and maintain effective internal controls could prevent us from accurately reporting our financial results and could harm our business and operating results. We will also be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, but will need to put in place an internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to satisfy the ongoing requirements of Section 404 and the rules of the NYSE.

Risks Related to Our Indebtedness

The terms of our senior secured credit facilities are restrictive and may prevent us from expanding our business. Our failure to comply with any of these terms could result in a default and allow the lenders to require the immediate repayment by us of all amounts that are owed under these facilities. Our indebtedness could also restrict our flexibility and place us at a competitive disadvantage.

Our senior secured credit facilities contain a number of restrictive covenants. Subject to certain exceptions, these covenants limit our ability, among other things, to:

•	expand our business beyond those activities that we carried on as of the date that we entered into our senior secured credit facilities;

•	incur additional indebtedness;

•	grant additional liens on our assets;

•	make acquisitions;

•	pay dividends, repurchase stock or issue new capital stock;

•	make payments on indebtedness, other than the indebtedness owed to the lenders under our senior secured credit facilities, including deferred purchase price obligations on our acquisitions, unless those payments meet certain standards;

•	liquidate, consolidate or merge;

•	make certain asset dispositions; and

•	engage in certain transactions with our affiliates.

Our senior secured credit facilities also require us to maintain minimum fixed charge coverage, interest coverage and total debt to EBITDA (earnings before income taxes, depreciation and amortization) ratios and limit our capital expenditures in any fiscal year. We must satisfy these financial condition tests at the end of each fiscal quarter. As of December 31, 2006, we believe we were in compliance with all of the restrictive and financial covenants in our senior secured credit facilities. However, developments affecting our business may require us to seek waivers or amendments of these and other covenants. We cannot assure you that we will be able to obtain such waivers or amendments at all, or on terms acceptable to us. Our ability to meet these covenants may be affected by events beyond our control. These covenants may prevent us from obtaining financing to expand our business, including through acquisitions. A breach of any of these covenants in existing or future financing agreements, or the occurrence of certain change of control events, could result in an event of default under our senior secured credit facilities and permit our lenders to accelerate the related debt and declare all borrowings outstanding under these facilities to be due and payable. If we are unable to repay debt to our lenders, these lenders could foreclose on our assets.

As of December 31, 2006, we had total debt of $167.3 million ($      million as adjusted to give effect to this offering). We may incur additional indebtedness from time to time, depending on our cash needs and financial condition at the time and the availability and terms upon which we could obtain funding through other sources, such as the issuance of equity. We may incur future debt to, among other things, fund acquisitions, significant capital projects, operations or unanticipated cash needs. The extent to which we are leveraged from time to time could have important consequences to us, including the following: (i) a substantial portion of our cash flow from operations may be dedicated to the payment of principal and interest on our indebtedness and would not be available for other purposes; (ii) our ability to obtain additional financing in the future may be impaired; (iii) we may become more leveraged than certain of our competitors, which may place us at a competitive disadvantage; (iv) our debt agreements may impose significant financial and operating restrictions on us; and (v) our degree of leverage could make us more vulnerable to changes in general economic conditions.

If we had completed this offering on December 31, 2006 and used a portion of the net proceeds therefrom to repay a portion of our outstanding indebtedness as described in “Use of Proceeds,” we would be required to make the following scheduled payments of principal and interest during the next three years:

Year	Principal	Interest	Total

2007	$	$	$
2008
2009

For additional information about the effect of this offering on our contractual obligations as of December 31, 2006, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Cash Flow; Pro Forma Contractual Obligations.”

Risks Related to this Offering

An active market for our common stock may not develop, which may cause our common stock to trade at a discount and make it difficult to sell the common stock you purchase.

Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market for our common stock will develop or be sustained after this offering. The initial public offering price for our common stock will be determined by negotiations among the underwriters and us and will reflect then-existing market conditions. We cannot assure you that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that the price of our common stock available in the public market will reflect our actual financial performance. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in the offering.

Future sales of our common stock may cause our stock price to decline.

Sales by us or our stockholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital or pay for acquisitions using our equity securities. Upon completion of this offering, there will be           shares of our common stock outstanding (or           shares if the underwriters exercise their overallotment option in full). Of our outstanding shares, the shares of our common stock sold in this offering will be freely transferable, except for any shares sold in this offering to our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (Securities Act). The remaining shares will be “restricted securities” subject to the volume limitations and the other conditions of Rule 144.

All of our officers and employees who are existing stockholders have entered into an agreement with us under which they will not, without our prior written consent, for a period of one year from the consummation of this offering, sell or otherwise dispose of any shares of our common stock. As of the date of this prospectus, approximately          , or     %, of the outstanding shares of our common stock will be subject to this restriction (or           shares, or     %, if the underwriters exercise their overallotment option in full). See “Shares Eligible for Future Sale — Restrictive Agreements.” In addition, we, our directors, executive officers and all existing stockholders have agreed, with limited exceptions, that we and they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch), on behalf of the underwriters, directly or indirectly sell or otherwise dispose of any shares of our common stock, for a period of 180 days after the date of this prospectus.

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of           shares of our common stock reserved for issuance under our stock-based incentive compensation plans. Subject to the exercise of issued and outstanding options, shares registered under the registration statement on Form S-8 will be available for sale into the public markets after the expiration of the 180-day lock-up agreements. Sales of substantial amounts of these shares, or the perception that these sales may occur, could adversely affect the price of our common stock.

In addition, if either Parthenon HoldCo or Holdings exercises its registration rights under the registration agreement or otherwise determines to sell a significant portion of its shares, our stock price may be negatively affected. The registration rights agreement will cover approximately          , or     %, of the outstanding shares of our common stock as of the date of this prospectus (or           shares, or     %, if the underwriters exercise their overallotment option in full). The exercise of these registration rights, or similar registration rights for securities we may issue in the future, could result in additional sales of our common stock in the market, which may have an adverse effect on our stock price. See “Shares Eligible for Future Sale — Registration Agreement.”

The issuance of additional stock will dilute our stockholders.

After this offering, we will have an aggregate of           shares of common stock authorized but unissued. We may issue all of these shares without any action or approval by our stockholders, except as NYSE rules require. Upon completion of this offering, we will be required to issue:

•	shares of common stock upon the exercise of warrants that have been issued to Holdings with a weighted average exercise price of $ per share;

•	shares of common stock upon the exercise of outstanding stock options with a weighted average exercise price of $ per share; and

•	additional shares of our common stock that we may issue in the future to comply with our agreements to pay additional contingent purchase price in connection with certain business acquisitions. For more information about these agreements, refer to the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commitments and Contingencies — Contingent Purchase Price for Acquisitions.”

We intend to continue to pursue acquisitions of other businesses and may issue shares of common stock in connection with these acquisitions. In addition, we may need to issue shares to raise additional capital to support our operations or take advantage of opportunities to acquire other businesses. If we issue equity securities to raise capital or acquire a business, the percentage interests of our stockholders will be reduced, our stockholders may experience additional dilution, and the equity securities we issue may have rights, preferences or privileges senior to our common stock.

The price of our common stock may fluctuate substantially, which could negatively affect us and the holders of our common stock.

The trading price of our common stock may fluctuate in response to a number of factors, many of which are beyond our control, including actual or anticipated variations in our quarterly financial results, changes in financial estimates for us by securities analysts and announcements by us or our competitors of significant developments or events, such as business acquisitions, additions or departures of key personnel, legal proceedings or regulatory matters. In addition, our financial results may be below the expectations of securities analysts and investors. If any of these events were to occur, the market price of our common stock could decrease, perhaps significantly. Any volatility of or a significant decrease in the market price of our common stock could also negatively affect our ability to make acquisitions using our common stock as consideration.

In addition, the U.S. securities markets have historically experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of companies in these markets. Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance. You may not be able to sell your common stock at or above the initial public offering price, or at all. Further, if we were to be the object of securities class action litigation as a result of volatility in our common stock price or for other reasons, it could result in substantial costs and diversion of our management’s attention and resources, which could negatively affect our financial results. If we decided to settle any class action litigation against us, our decision to settle might not necessarily be related to the merits of the claim.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock outstanding immediately after this offering. If you purchase our common stock in this offering, you will experience immediate and substantial dilution of $      in the net tangible book value per share of our common stock based on an assumed initial public offering price of $      (the mid-point of the price range set forth on the cover page of this prospectus). Additional dilution will occur upon the exercise of outstanding options. See “Dilution.”

Our principal stockholder may have interests that are different from yours and, therefore, may make decisions that are adverse to your interests.

After this offering, Parthenon HoldCo will beneficially own approximately  % of our outstanding voting common stock (or  % if the underwriters exercise their overallotment option in full). As a result, Parthenon HoldCo will have the ability to control matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, including mergers, consolidations and the sale of all or substantially all of our assets. Parthenon HoldCo may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership may have the effect of preventing, discouraging or deferring a change of control, which could depress the market price of our common stock.

Upon completion of this offering, we expect to be a “controlled company” within the meaning of the NYSE rules, which would qualify us for exemptions from certain corporate governance requirements. If we choose to rely on these exemptions, our stockholders will not have all of the same protections as stockholders of companies that are subject to all of the NYSE corporate governance requirements.

A company of which more than 50% of the voting power is held by an individual, group or another company meets the definition of a “controlled company” under the rules of the NYSE. A controlled company may elect not to comply with certain of the NYSE’s corporate governance rules, including the requirements that a majority of its board of directors be “independent” and that it maintain compensation and nominating/governance committees of the board consisting entirely of “independent” directors. We expect that upon completion of this offering, we will qualify for this “controlled company” exception because Parthenon HoldCo will hold more than 50% of our common stock. We currently intend to comply with all applicable NYSE governance requirements, subject to any temporary transition relief provided by these rules. However, for so long as we qualify for this controlled company exception, we cannot assure you that Parthenon HoldCo’s influence and ability to control matters requiring stockholder approval, such as the composition of our board of directors, or other factors, will not result in our reliance on these controlled company exemptions. In such event, you would not be afforded the same protections as stockholders of companies that are subject to all of these corporate governance requirements.

Certain provisions of our charter documents and Delaware law could delay or prevent a change in control of our company, which could adversely impact the value of our common stock.

Provisions in our certificate of incorporation and bylaws, each as to be amended and restated in connection with this offering, may delay or prevent a change in control of our company or a change in management. These provisions will include the following:

•	Our board of directors is classified with three-year terms for each class of directors, which could prevent our stockholders from replacing a majority of our board of directors at an annual meeting and discourage unsolicited stockholder proposals that may be in the best interest of stockholders;

•	Our board of directors has the right to fill vacancies occurring on our board of directors as a result of an increase in the number of our directors or the resignation, death or removal of a director, which prevents our stockholders from being able to fill vacancies on our board of directors;

•	Our stockholders may not act by written consent, which means that any stockholder or group of stockholders that controls a majority of our outstanding shares of common stock would not be able to take certain actions without holding a stockholders’ meeting;

•	Stockholders must provide advance notice to nominate persons to serve as directors and to propose other actions to be taken at a stockholders’ meeting, which may discourage or deter a potential acquiror from attempting to solicit proxies to elect the acquiror’s own slate of directors or otherwise attempting to acquire control of our company; and

•	Our board of directors may, without stockholder approval, issue authorized but unissued shares of our common stock or preferred stock, which could be used to impede an acquiror from obtaining control of our company.

In addition, as a Delaware corporation we are subject to Section 203 of the Delaware General Corporation Law, which imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner. These provisions could make it difficult for a third party to acquire us, or for members of our board of directors to be replaced, even if doing so would be beneficial to our stockholders. Any delay or prevention of a change in control transaction or changes in our board of directors or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.

We do not currently intend to pay dividends on our common stock in the foreseeable future.

We currently intend to retain our future earnings to fund the development and growth of our business. It is uncertain when, if ever, we will pay dividends to our stockholders. Our senior secured credit facilities prohibit us from paying dividends, and future debt agreements may contain similar prohibitions. In addition, our principal assets are equity interests in our subsidiaries, and we would have to rely on distributions from these subsidiaries if we were to pay any dividends to our stockholders. You should not invest in our common stock if you require or expect dividend income. For the foreseeable future, we expect that the only return on an investment in us, if any, would come from the capital appreciation of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our views about future events and financial performance. Forward-looking statements typically are identified by words such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” “intend,” “continue” and similar expressions, although some forward-looking statements are expressed differently. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, including those set forth in “Risk Factors,” that could cause actual results to differ materially from those projected. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. You should consider carefully the statements under “Risk Factors” and in other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made, and we undertake no ongoing obligation to update these statements.

THE RECAPITALIZATION

Since May 2000, Holdings has owned all of our outstanding capital stock. Until the Recapitalization, private equity funds managed by Pegasus Investors, L.P. (Pegasus) owned a majority of the outstanding equity of Holdings, and our management and employees owned substantially all of the remaining equity of Holdings. On October 27, 2005, Parthenon HoldCo acquired a controlling interest in Holdings in a series of transactions that we refer to as the Recapitalization. In connection with the Recapitalization:

•	We repaid in full all amounts outstanding under our prior credit facilities with the proceeds from a new first lien credit facility and second lien credit facility with aggregate principal amounts of $123.0 million and $48.0 million, respectively (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Senior Secured Credit Facilities” for more information regarding the terms of these two credit facilities);

•	Holdings redeemed a portion of its outstanding equity in exchange for shares of our common stock, and we then redeemed these shares for approximately $32.6 million with existing cash resources and a portion of the proceeds from our new credit facilities;

•	Parthenon HoldCo acquired a majority equity interest in Holdings from a group consisting of Pegasus and other equity holders who elected to exercise their “tag-along” right to participate in the sale, as permitted under Holdings’ operating agreement;

•	Parthenon HoldCo acquired an additional equity interest in Holdings directly from Holdings for approximately $11.6 million, and Holdings used that cash to acquire additional equity in AmWINS; and

•	All members of our senior management team and a substantial majority of our other employees who owned an interest in Holdings agreed to retain their interests in Holdings as opposed to exercising their tag-along right to participate in the sale to Parthenon HoldCo.

Immediately following the Recapitalization, Parthenon HoldCo owned approximately 70% of the outstanding equity of Holdings, and members of our senior management and our employees owned substantially all of the remaining 30% of our outstanding equity. To account for the Recapitalization, we have applied push-down accounting, as required by SAB No. 54 and EITF D-97. Under the requirements of SAB No. 54, we increased the fair value of our net assets by approximately $84.1 million, or $76.5 million after tax, at October 27, 2005. Our basis of accounting following the Recapitalization differs from that prior to the Recapitalization, which affects the comparability of our financial data. Therefore, our financial information for periods prior to the Recapitalization is not directly comparable to the financial information for periods following the Recapitalization.

In connection with the Recapitalization, we entered into an advisory services agreement with PCap, L.P. (PCap), an affiliate of Parthenon Capital. Under this agreement, PCap received a transaction fee of $2,407,500 plus fees and expenses incurred in connection with the closing of the Recapitalization. PCap is also entitled to an annual management fee of approximately $800,000 and transaction fees in connection with each acquisition, divestiture, financing, refinancing, merger, recapitalization or other similar transaction by AmWINS or its affiliates in an amount equal to 0.75% of the aggregate gross value of the transaction. To date, we have not been required to pay PCap any of these additional transaction fees. We have agreed in principle to amend the advisory services agreement with PCap such that PCap will receive a fee of the lesser of $2,000,000 or 2.0% of the aggregate gross proceeds to AmWINS from this offering. This fee is included in our offering costs. Approximately 60% of this fee is payable upon completion of this offering, with the remainder payable at the end of 2007. We have also agreed in principle to pay PCap a director services fee of $50,000 per quarter so long as a Parthenon Capital-affiliated director serves on our board, subject to a maximum fee of $400,000. We are required to reimburse PCap for its out-of-pocket expenses in connection with the provision of services under the advisory services agreement. The agreement, as proposed to be amended, will terminate as a result of this offering, subject to our obligation to pay the amounts payable prior to termination and the director services fee described above.

In connection with the Recapitalization, we entered into a registration agreement with Holdings and Parthenon HoldCo. Pursuant to the terms of the agreement, the holders of a majority of the shares owned by Holdings and Parthenon HoldCo may from time to time request us to register all or any portion of their shares of our common stock for sale under the Securities Act. Parthenon HoldCo and Holdings may also participate and sell all or any portion of their shares of our common stock in any registered offering that we initiate under the Securities Act, subject to certain exceptions. In connection with these offerings, we have agreed to pay all fees and expenses of the offering (excluding underwriting discounts and commissions attributable to shares sold by Parthenon HoldCo or Holdings), including the fees and expenses of one counsel retained by Holdings and Parthenon HoldCo. For more information about the registration agreement, see “Shares Eligible for Future Sale — Registration Agreement.”

As part of the Recapitalization, Holdings implemented an equity incentive plan for selected members of management of AmWINS. Awards under the plan consist of “profits-only” equity interests in Holdings that entitle their holders to participate in distributions from Holdings on a pro rata basis if and when Parthenon HoldCo has realized specified rates of return on its investment in Holdings. There are four classes of equity incentive interests under the plan, and these classes participate in distributions from Holdings on a pro rata basis if and to the extent Parthenon HoldCo has realized a designated internal rate of return on its investment in Holdings. In general, 20% of these units vested on October 27, 2006, with the remainder vesting ratably over a four-year period.

Prior to this offering, Holdings owned all of the outstanding shares of our common stock. In connection with this offering, Holdings will distribute approximately     % of the outstanding shares of our common stock to its members (other than the holders of the incentive equity, as described in the preceding paragraph) in proportion to their relative interests. Holdings will continue to own the remaining shares of our common stock until Holdings is able to determine the amount of distributions payable to the holders of the incentive equity.

For additional information regarding the Recapitalization and related transactions and agreements described above, see “Related Party Transactions” and “Management — Holdings Equity Compensation Arrangements.”

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $      million from the sale of shares of our common stock in this offering. This estimate is based upon an assumed initial public offering price of $   per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and offering costs payable by us. If the underwriters exercise their overallotment option in full, we estimate that our net proceeds will be approximately $      million.

We intend to use approximately $      million of the net proceeds from this offering to repay up to $      million of the amounts outstanding under our first lien credit facility and all amounts outstanding under our second lien credit facility. At December 31, 2006, approximately $118.8 million of debt was outstanding under our first lien credit facility, and approximately $48.0 million of debt was outstanding under our second lien credit facility. The indebtedness under our first lien credit facility bears interest at LIBOR plus 275 to 350 basis points, depending on our financial ratios. As of December 31, 2006, we were paying an interest rate of approximately 8.35% to 8.38% under this facility. The indebtedness under our second lien credit facility bears interest at LIBOR plus 750 basis points, which was 12.86% at December 31, 2006. Our effective rates of interest are lower than the stated interest rates because we have entered into an interest rate swap agreement, which has a total notional amount of $68.5 million. The interest rate swap causes us to pay interest at a fixed rate of 4.74% and receive interest at the three-month LIBOR each quarter through January 2009. Our first lien credit facility consists of a $123.0 million term loan facility and a $25.0 million revolving line of credit that mature on October 27, 2011. The first lien term loan amortizes in quarterly installments of $307,500. Our second lien credit facility is structured as a $48.0 million term loan, which is payable in full on April 27, 2012. We entered into and borrowed a total of $171.0 million under these two credit facilities in connection with the Recapitalization. See “The Recapitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Senior Secured Credit Facilities.”

We intend to use the remaining net proceeds to us from this offering for working capital and general corporate purposes, including possible acquisitions. We have entered into a non-binding letter of intent to acquire a small MGU business for initial consideration of approximately $6.0 million, of which $3.0 million would be paid in cash, plus earn-out consideration payable in cash over the five-year period after closing in an amount equal to 40% of the amount by which the acquired business generates cash flow in excess of an agreed-upon amount. We currently have no other agreements or commitments with respect to any acquisitions. Pending such uses, we plan to invest the net proceeds in short-term, investment-grade securities.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock and do not expect to pay dividends in the foreseeable future. We anticipate that we will retain future earnings, if any, to support our operations and to finance the growth and development of our business. Covenants in our senior secured credit facilities currently prohibit us from paying dividends to holders of our capital stock. In addition, because we are a holding company whose primary assets are the equity interests in our subsidiaries, our ability to pay dividends to our stockholders in the future will depend upon the receipt of distributions from our subsidiaries and their receipt of distributions from their subsidiaries. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, earnings, cash needs, growth plans, legal and contractual requirements and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2006 on:

•	an actual basis; and

•	as adjusted to reflect:

•	the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus); and

•	the application of the estimated net proceeds from this offering as described under “Use of Proceeds.”

You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of
	December 31, 2006
	Actual	As Adjusted
	(in thousands)

Cash and cash equivalents	$21,872

Outstanding debt:
First lien credit facility	$118,826
Second lien credit facility	48,000
Other debt	471

Total debt	167,297

Stockholders’ equity:
Preferred Stock, $ par value; shares authorized; no shares issued and outstanding	—
Common Stock, $0.01 par value; 15,000,000 shares authorized; 11,864,858 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	118
Additional paid-in capital	147,721
Retained earnings	12,954
Accumulated other comprehensive income	288

Total stockholders’ equity	161,081

Total capitalization	$328,378

The above table does not include:

•	shares of common stock issuable upon the exercise of warrants issued to Holdings during 2006 with a weighted average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2006 with a weighted average exercise price of $ per share; and

•	any additional shares of our common stock that we may issue in the future to comply with our agreements to pay additional contingent purchase price in connection with certain business acquisitions. For more information about these agreements, refer to the discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commitments and Contingencies — Contingent Purchase Price for Acquisitions.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of common stock upon completion of this offering.

Our net tangible book value as of December 31, 2006 was approximately $      million, or $      per share of our common stock. Net tangible book value represents the amount of our total tangible assets minus our total liabilities, divided by the           shares of our common stock that were outstanding on December 31, 2006. Tangible assets represent total assets excluding goodwill and other intangible assets. After giving effect to the sale by us of           shares of our common stock in this offering at an assumed initial public offering price of $      per share (the mid-point of the price range set forth on the cover page of this prospectus) after deducting estimated underwriting discounts and commissions and offering costs, and the application of our estimated net proceeds therefrom as set forth in “Use of Proceeds,” our net tangible book value on December 31, 2006 would have been approximately $      million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to new investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table shows this immediate per share dilution:

Assumed initial public offering price per share	$
Historical net tangible book value per share as of December 31, 2006	$
Increase per share attributable to new investors	$

As adjusted net tangible book value per share after this offering		$

Dilution per share to new investors		$

The following table summarizes, as of December 31, 2006, the differences between the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $      per share, before deducting estimated underwriting discounts and commissions and offering costs payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing stockholders			%	$		%	$
New investors

Total

The discussion and tables above are based on the number of shares of common stock outstanding as of December 31, 2006. The discussion and tables do not include the following shares:

•	shares of common stock that may be issued pursuant to the underwriters’ overallotment option;

•	shares of common stock issuable upon the exercise of warrants issued to Holdings during 2006 with a weighted average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2006 with a weighted average exercise price of $ per share; and

•	additional shares of our common stock that we may issue in the future to comply with our agreements to pay additional contingent purchase price in connection with certain business acquisitions. For more information about these agreements, refer to the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commitments and Contingencies — Contingent Purchase Price for Acquisitions.”

To the extent any such shares of common stock are issued, new investors may experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth:

•	our statement of operations data for:

•	the years ended December 31, 2002, 2003 and 2004;

•	the period from January 1, 2005 to October 27, 2005, the date of the Recapitalization, and the period from October 28, 2005 to December 31, 2005; and

•	the year ended December 31, 2006; and

•	our balance sheet data as of December 31, 2002, 2003, 2004, 2005 and 2006.

You should read the following selected consolidated financial data in conjunction with our audited and unaudited consolidated financial statements, including the notes to the financial statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “The Recapitalization” included elsewhere in this prospectus. In the table below and throughout this prospectus, we refer to AmWINS as our “Predecessor” for all periods prior to October 27, 2005, the date of the Recapitalization, and as our “Successor” for all periods following the Recapitalization. As a result of the Recapitalization, we have applied push-down accounting, as required by SAB No. 54 and EITF D-97, which resulted in a write-up in the fair value of our net assets by approximately $84.1 million, or $76.5 million after tax, at October 27, 2005. As a result, our basis of accounting following the Recapitalization differs from that prior to the Recapitalization, which affects the comparability of our financial data. In addition, since 2001, we have acquired a significant number of businesses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions and Dispositions.” As a result of these acquisitions and the Recapitalization, our financial information for the periods shown below may not be directly comparable.

We derived the following statement of operations data for the year ended December 31, 2004, the period from January 1, 2005 to October 27, 2005, the period from October 28, 2005 to December 31, 2005, and the year ended December 31, 2006, as well as the balance sheet data at December 31, 2005 and December 31, 2006, from our audited consolidated financial statements appearing elsewhere in this prospectus. We derived the following statement of operations data for the year ended December 31, 2003 and the balance sheet data at December 31, 2004 from our audited consolidated financial statements that are not included in this prospectus. We derived the following statement of operations data for the year ended December 31, 2002 and the balance sheet data at December 31, 2002 and 2003 from our unaudited consolidated financial statements that are not included in this prospectus.

									For the
							For the		Period from
							Period Ended		October 28 to		Year Ended
	Years Ended December 31,						October 27,		December 31,		December 31,
	2002		2003		2004		2005		2005		2006
	Predecessor								Successor
	(in thousands, except per share data)
Statement of Operations Data:(a)
Commissions and fees		$36,160		$57,681		$83,452		$110,791		$29,722		$178,634
Other income		(652)		503		1,152		850		906		6,651

Total revenues		35,508		58,184		84,604		111,641		30,628		185,285
Employee compensation and benefits (including non-cash equity compensation of $1,003 for the year ended December 31, 2006)(b)		21,163		37,594		52,523		66,412		17,388		108,769
Other operating expenses		7,851		13,421		16,588		19,431		5,498		34,785
Depreciation		1,318		1,256		1,475		1,855		536		3,622
Amortization		1,261		2,068		3,873		5,716		636		4,809

Total operating expenses		31,593		54,339		74,459		93,414		24,058		151,985

Operating (loss) income		3,915		3,845		10,145		18,227		6,570		33,300
Interest expense		290		288		2,498		8,516		2,949		17,151
Loss on extinguishment of debt(c)		—		—		994		9,799		—		—
Non-operating income		—		—		—		—		—		(3,495)

(Loss) income before income taxes and minority interest and discontinued operations		3,625		3,557		6,653		(88)		3,621		19,644
Minority interest		(153)		(258)		(67)		—		—		—
Income tax (benefit) expense		(4,380)		406		2,930		772		1,503		8,808

(Loss) income from continuing operations		8,158		3,409		3,790		(860)		2,118		10,836
Income from discontinued operations, net of minority interest and income taxes		866		812		578		—		—		—
Loss on sale of discontinued operations(d)		—		—		(67)		—		—		—

Net (loss) income		$9,024		$4,221		$4,301		$(860)		$2,118		$10,836

(Loss) income from continuing operations per share:
Basic	$		$		$		$		$		$
Diluted	$		$		$		$		$		$
Income from discontinued operations per share:
Basic	$		$		$		$		$		$
Diluted	$		$		$		$		$		$
Loss on sale of discontinued operations per share:
Basic	$		$		$		$		$		$
Diluted	$		$		$		$		$		$
(Loss) income per share:
Basic	$		$		$		$		$		$
Diluted	$		$		$		$		$		$
Weighted average shares:
Basic
Diluted

	As of December 31,			As of December 31,
	2002	2003	2004	2005	2006
	Predecessor			Successor
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$8,626	$9,539	$10,055	$19,151	$21,872
Goodwill	29,806	39,100	82,102	243,409	256,436
Other identifiable intangible assets, net	13,294	13,229	26,904	42,292	39,603
Total assets	188,838	212,609	267,185	622,495	648,534
Total debt	3,406	5,850	37,895	171,299	167,297
Stockholder’s equity	50,722	62,450	79,680	144,081	161,081

(a)	See “Management’s Discussion and Analysis of Financial Position and Results of Operations — Acquisitions and Dispositions,” for information regarding our acquisitions and dispositions during these periods, which affect the comparability of our financial data for these periods.

(b)	We adopted the provisions of SFAS No. 123(R) as of January 1, 2006, which resulted in the recognition of equity compensation expense for the year ended December 31, 2006. See Note 11 to our 2006 consolidated financial statements for the pro forma effect of recording this expense in periods prior to the adoption of SFAS No. 123(R).

(c)	Reflects the write-off of unamortized financing fees and expenses and associated prepayment fees related to the refinancing of previous credit facilities.

(d)	In November 2004, we sold our premium finance business. The results of operations of this business are segregated and reported as discontinued operations for the years ended December 31, 2002, 2003 and 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. This discussion includes forward-looking statements that involve risks and uncertainties which may cause our actual results to differ materially from those anticipated in these forward-looking statements. For more information about these risks and uncertainties, refer to “Forward-Looking Statements” and “Risk Factors.”

Overview

We are a leading wholesale distributor of specialty insurance products and services. We operate our business through three divisions, as follows:

•	Property & Casualty Brokerage. Our Property & Casualty Brokerage division distributes property and casualty insurance products through our retail insurance brokerage clients.

•	Specialty Underwriting. Our Specialty Underwriting division operates our MGU programs. As an MGU, we have contractual authority from various insurance carriers to underwrite, bind, issue and administer insurance policies on their behalf. This division also distributes its products through our retail insurance brokerage clients.

•	Group Benefits. Our Group Benefits division distributes group benefit insurance products through retail insurance brokerage clients and provides related administrative services.

The Recapitalization

On October 27, 2005, we completed the transactions described in “The Recapitalization.” As a result of the Recapitalization, we have applied push-down accounting, as required by SAB No. 54 and EITF D-97, which resulted in a write-up in the fair value of our net assets by approximately $84.1 million, or $76.5 million after tax, at October 27, 2005. For more information regarding the accounting treatment of the Recapitalization, refer to “The Recapitalization” and Note 1 to our 2006 consolidated financial statements included elsewhere in this prospectus.

As a result of the Recapitalization, our basis of accounting following the Recapitalization differs from that prior to the Recapitalization. Therefore, our financial data with respect to periods prior to the Recapitalization may not be comparable to the data for the periods subsequent to the Recapitalization. For purposes of the following discussion of our financial results, we have shown our 2005 historical operating results on a combined basis by adding, for each item of income or expense addressed, our pre-Recapitalization results to our post-Recapitalization results. Although it is generally not permissible under generally acceptable accounting principles to combine pre-Recapitalization and post-Recapitalization periods for purposes of our audited financial statements, we believe that this approach provides the most meaningful basis of comparison for purposes of our full-year 2005 operating results and is consistent with how management evaluates our 2005 operating results in comparison to other periods.

Our results of operations for the years ended December 31, 2004, 2005 and 2006 were as follows:

	Year Ended December 31,
	2004	2005*	2006
	(in thousands)

Revenues
Commissions and fees	$83,452	$140,513	$178,634
Other income	1,152	1,756	6,651

Total revenues	84,604	142,269	185,285

Expenses
Employee compensation and benefits (includes non-cash equity compensation of $1,003 for 2006)	52,523	83,800	108,769
Other operating expense	16,588	24,929	34,785
Depreciation	1,475	2,391	3,622
Amortization	3,873	6,352	4,809

Total operating expenses	74,459	117,472	151,985

Operating income	10,145	24,797	33,300
Interest expense	2,498	11,465	17,151
Loss on extinguishment of debt	994	9,799	—
Non-operating income	—	—	(3,495)

Income before income taxes and minority interest	6,653	3,533	19,644
Minority interest	(67)	—	—
Income tax expense	2,930	2,275	8,808

Income from continuing operations	3,790	1,258	10,836
Income from discontinued operations, net of minority interest and income taxes	578	—	—
Loss on sale of discontinued operations	(67)	—	—

Net income	$4,301	$1,258	$10,836

*	Shown on a combined basis.

Acquisitions and Dispositions

Acquisitions of businesses have been and will continue to be part of our growth strategy. We historically have used a combination of cash, seller notes and equity to pay the purchase price of our acquisitions. The following table summarizes our acquisition activity since January 1, 2004 and the allocation of the initial purchase price among these forms of consideration:

	Years Ended December 31,
	2004	2005	2006
	(in thousands, except number of acquisitions closed)

Number of acquisitions closed	2	1	2
Consideration[1]:
Cash	$40,577	$103,131	$6,324
Equity	11,688	—	2,000
Seller notes	2,000	—	—

Total consideration	$54,265	$103,131	$8,324

(1)	The table above includes transaction expenses, any cash acquired as part of the acquisitions and the effect of any working capital and related adjustments made when we completed these acquisitions. Not included in the table above are any amounts paid or payable by us as additional purchase price based on the performance of the acquired businesses. As of December 31, 2006, we had paid additional consideration in the aggregate amount of $1.7 million, consisting of $0.7 million of equity and $1.0 million of cash, based on the performance of an acquisition that closed in 2004. We are required to pay an additional $5.4 million related to the 2006 performance of the same 2004 acquisition, which we expect to pay 75% in cash and 25% in shares of our stock. The aggregate amount that we could be required to pay as additional purchase price for this acquired business through the end of the contract period on December 31, 2008 is not limited. In addition, during 2006 we paid $0.2 million in cash and are required to pay an additional $0.4 million in cash based on the 2006 performance of one of the businesses we acquired in 2006. We may also be required to pay up to $7.0 million and $2.7 million to the former owners of two businesses we acquired in 2006 through the end of their contract periods on April 21, 2008 and September 9, 2009, respectively.

We have structured a number of our acquisitions to provide for contingent purchase price payments that depend upon the business reaching specified financial targets in the future (commonly referred to as earnouts). See “— Commitments and Contingencies —  Contingent Purchase Price for Acquisitions.” We generally pay this contingent purchase price in a combination of cash and equity and account for these payments as an increase to the purchase price of the business acquired. We may use this structure for any acquisitions we complete in the future.

During 2006, we acquired Communitas and the policy administration division of CBCA Administrators, Inc. (CBCA), two businesses based in Texas, to expand the products and services we provide through our Group Benefits division. Communitas provides group benefit claims administration services, which we historically had not provided. The business we acquired from CBCA provides several unique administrative services for insurance company clients as well as premium administration services for associations that are similar to certain existing services provided by our Group Benefits division. Additionally in December 2006, we completed the sale of certain assets of our Specialty Underwriting division to a start-up insurance company. We received total consideration of approximately $3.7 million and recorded a gain of approximately $3.5 million.

In April 2005, we acquired Stewart Smith Group from Willis for $100.0 million. This acquisition is our largest acquisition to date. Stewart Smith Group operated Willis’ property and casualty wholesale brokerage operation. By acquiring Stewart Smith Group, we expanded our geographic presence, added a significant number of new brokers and gained a significant business relationship with Willis. For more information about Stewart Smith Group, see the audited combined financial statements of Stewart Smith Group included elsewhere in this prospectus.

In 2004, we:

•	acquired The Quaker Agency of the South, Inc. (Quaker), a property and casualty wholesale insurance brokerage business based in Charlotte, North Carolina;

•	acquired Property Risk Services LLC (PRS), a wholesale insurance brokerage firm based in New Jersey that specializes in the placement of large complex property accounts; and

•	sold Capitol Payment Plan, Inc., a premium finance business.

In December 2006, we entered into a non-binding letter of intent to acquire a small MGU business for initial consideration of $6.0 million, of which $3.0 million would be payable in cash and $3.0 million would be paid in shares of our stock. In addition, the letter of intent contemplates that we would also pay earn-out consideration over the five year period following closing equal to 40% of the amount by which the acquired business generates EBITDA above an agreed-upon threshold. We currently are in the process of performing our due diligence review of the business.

Although we believe that we will continue to have opportunities to complete acquisitions in the future, there can be no assurance that we will be successful in identifying and completing additional acquisitions. Acquisitions involving a purchase price paid at closing in excess of $15.0 million for each acquisition, or $50.0 million in the aggregate for all acquisitions, require approval of the lenders under our senior secured credit facilities. Any change in our financial results, financial condition or markets could affect our ability to identify and complete acquisitions.

As a result of our acquisitions, our results for the periods discussed below and shown in “Selected Consolidated Financial Data” may not be directly comparable. The financial statements of Stewart Smith Group have been included in this prospectus pursuant to the requirements of Rule 3-05 of Regulation S-X.

Revenues

The following table sets forth revenues for each of our divisions, expressed as a percentage of total revenues for the periods indicated:

	Years Ended December 31,
	2004	2005*	2006

Property & Casualty Brokerage	57.3%	72.0%	70.3%
Specialty Underwriting	23.3%	13.8%	9.4%
Group Benefits	18.8%	13.8%	20.2%
Other(a)	0.6%	0.4%	0.1%

Total	100%	100%	100%

*	Shown on a combined basis.

(a)	Reflects revenues not generated by our reportable segments.

Commissions and Fees.  Our commissions and fees consist of commissions paid by insurance companies and fees paid for services we provide, net of the portion of the commissions and fees we pay to retail insurance brokers. For certain placements, we also charge additional fees that are billed to our retail insurance brokerage clients. The commissions we receive from insurance carriers typically are calculated as a percentage of the premiums paid for the insurance products we distribute. For property and casualty products, we typically earn our commissions on the later of the effective date of the policy or the date coverage is bound. For group benefits products and services, we typically earn our commissions and administrative fees monthly based on eligible enrollment for each plan. We pay our retail insurance brokerage clients a portion of the gross commissions we receive from insurance carriers for placing all types of insurance. Insurance carriers often pay a greater commission rate to wholesale insurance brokers than to retail insurance brokers. Thus, we frequently are able to pay our retail insurance broker clients the same commission rates they would receive if they placed the business directly with an insurance carrier.

Commission revenues are generally calculated as a percentage of the premiums paid for a policy and are affected by fluctuations in the amount of premium charged by insurance carriers. These premiums fluctuate based on, among other factors, the amount of capital available in the insurance marketplace, the type of risk being insured, the nature of the insured party, and the terms of the insurance purchased. If premiums increase or decrease, our revenues typically move in a corresponding fashion. In a declining premium rate environment, the resulting decline in our revenue may be offset, in whole or in part, by an increase by insurance carriers of their commission rates and the fact that insured parties may use the savings generated by the reduction in premium rates to purchase greater coverage. In an increasing pricing environment, the resulting increase in our revenue may be offset, in whole or in part, by a decrease by insurance carriers of their commission rates and the fact that insured parties may determine to reduce the amount of coverage they purchase.

The market for property and casualty insurance products is cyclical from a capacity and pricing perspective. In 2001, capital available to underwrite property and casualty insurance contracted significantly, primarily due to realized underwriting losses from earlier years, lower returns on investments and the effect of the September 11, 2001 terrorist attacks, which resulted in increasing premium rates. We refer to a period of reduced capacity and rising premium rates as a “hard” market. During 2004, we began to see an increase in underwriting capacity for property insurance products, which resulted in declining premium rates for most lines of property insurance that we place. We refer to a period of increased capacity for insurance and decreasing premium rates as a “soft” market. Although this trend continued well into 2005, the consequences of Hurricanes Katrina, Rita and Wilma significantly reduced capacity and increased prices within the property market, which accelerated in 2006 primarily as a result of increased reinsurance costs for primary insurance carriers. We believe that during the latter part of 2006 and continuing into 2007, additional capacity entered the property market, which should make property catastrophe coverage more affordable than it was during 2006. Additionally, recent legislative developments in Florida have reduced the cost and increased the limits of reinsurance available to insurance carriers through the Florida Hurricane Catastrophe Fund and are expected to add even more capacity to the overall property catastrophe market. Pricing for casualty insurance that we place generally has not experienced the recent volatility affecting the property market, and we have generally encountered declining rates for casualty insurance throughout 2006 and continuing into 2007.

The market for group benefit insurance is dominated by health insurance products. Premium rates in the health insurance industry have increased steadily in recent years due to increasing health care costs, offset slightly by declining employment levels. According to the Employee Benefit Research Institute, total spending on employee benefits, excluding retirement savings benefits, grew from an estimated $446.8 billion in 1999 to an estimated $686.1 billion in 2004, accounting for approximately 10.3% of employers’ total spending on compensation in 2005. A substantial part of our Group Benefits revenues is derived from retiree medical and prescription drug plans, reflecting a trend by employers to reduce or eliminate the cost of providing health benefits to retired employees. The retiree medical and prescription drug plans that we distribute and administer often allow companies and governmental entities to reduce or eliminate this benefit while providing their retirees with an alternative insured plan at attractive group rates.

Gross commission rates for the property and casualty insurance products that we distribute, whether acting as a wholesale broker or as an MGU, generally range from 10% to 25% of the annual premium for the policy. Commissions for our Property & Casualty Brokerage business, net of commissions paid to retail insurance brokers, typically range from 4% to 12%, and net commissions for our Specialty Underwriting business generally range from 7% to 12%. Gross commission rates for the group benefit insurance products that we distribute generally range from 2% to 15% of the annual premium for the policy, and our net commissions from these products usually range from 1% to 10% of the gross premium.

Our revenues fluctuate seasonally based on policy renewal dates in our Property & Casualty Brokerage and Specialty Underwriting divisions. July and December are our largest revenue months due to the concentration of renewals on July 1st and December 31st. Accordingly, our revenues in the first two calendar quarters of any year historically have been lower than our revenues in the following two quarters. In addition, our quarterly revenues may be affected by new placements, cancellations or non-renewals of large property and casualty policies, because commission revenue is earned on the effective date as opposed to ratably over the year.

Other Income.  We also generate additional revenues, which we classify as other income, from other commissions and fees. Other income includes profit-based contingent commissions earned by some of our MGU programs and a profit commission we receive from a related party reinsurance entity with respect to our Group Benefits prescription drug product. These profit commissions are based on the profitability of the business that we underwrite or broker on the insurance carrier’s behalf. Profit-based contingent commissions typically range from 1% to 5% of the annual premium and are generally paid within 75 to 180 days after year end. We record these commissions as other income when they are paid, unless we have the necessary information to calculate them during the period they are earned. We receive virtually no volume-based contingent commissions from insurance carriers. However, from time to time, we pay certain retail insurance brokerage clients additional commissions depending on the volume of business they do with us, and we account for these additional commissions as a reduction to other income in the periods the related revenue is earned from the placement of business for these retail insurance brokers. Other income also includes actuarial and consulting services provided by our corporate division and investment income that consists primarily of interest earned on premiums collected and held in a fiduciary capacity before being remitted to insurance carriers.

Expenses

Our most significant operating expenses relate to employee compensation, including bonuses and benefits, and other operating expenses, which consist primarily of rent, insurance, professional fees, technology costs, travel and entertainment and advertising. Bonus compensation for a majority of our brokers is based on a percentage of the revenues they generate, after deducting their base salary compensation. Bonuses for the remaining employees are discretionary based on an evaluation of their individual performance and the performance of their particular office as well as our entire firm. A substantial portion of our depreciation and amortization expense consists of amortization of definite-lived intangible assets, such as purchased customer accounts and noncompete agreements, which were acquired as part of our business acquisitions. We also have interest expense relating to our credit facilities and seller notes issued in our business acquisitions.

The following table sets forth these operating expenses as a percentage of revenue for the periods indicated:

	Years Ended December 31,
	2004	2005*	2006

Total revenue	100.0%	100.0%	100.0%
Employee compensation and benefits	62.1%	58.9%	58.7%
Other operating expenses	19.6%	17.5%	18.8%
Depreciation and amortization	6.3%	6.1%	4.6%
Interest expense	3.0%	8.1%	9.3%

*	Shown on a combined basis.

Results of Operations

Overview

Our business has grown substantially since January 1, 2003. Revenues for the years ended December 31, 2003, 2004 and 2005 and 2006 have grown, period over period, by 63.9%, 45.4%, 68.2% and 30.2%, respectively. From 2003 to 2006, our operating income increased by $29.5 million, or 766%, from $3.8 million to $33.3 million. This growth was driven by both acquisitions and organic growth, as described in the next paragraph. Our organic revenue growth for the years ended December 31, 2003, 2004, 2005 and 2006 was 13.3%, 19.1%, 14.4% and 11.9% respectively.

Although we have acquired a number of businesses since January 1, 2004, we focus on our ability to generate organic revenue growth. We calculate organic revenue by comparing the change in our revenues,

period over period, excluding revenues of businesses acquired during the first 12 months following the acquisition date. We include revenues from acquired businesses in the current period and base period beginning in the 13th month following the acquisition date, as both periods will fully reflect the revenues of the acquired business. The only exception we have made to our approach to calculating organic growth relates to our acquisition of Stewart Smith Group, which we acquired on April 13, 2005. We fully integrated Stewart Smith Group with our other Property & Casualty Brokerage businesses effective January 1, 2006, and we are unable to determine its stand-alone operating results after January 1, 2006. We have audited operating results for Stewart Smith Group for the entire 2005 year, and we have measured our organic growth for all periods in 2006 by comparing our 2006 results of operations to the comparable period in 2005 on a pro forma basis with the operating results of Stewart Smith Group included for all of 2005. With respect to the disposition of Capitol Payment Plan, Inc. (CPP), we have excluded the revenue of CPP in all years for purposes of calculating organic growth in all years presented. This approach is consistent with the presentation of CPP as discontinued operations in our consolidated financial statements.

Our Property & Casualty Brokerage division has generated a majority of our revenues since January 1, 2003, and its operating results include the effects of the industry cycles in the property and casualty market. Our Property & Casualty Brokerage business generally performs better in hard markets characterized by increasing premium rates, although our operating results depend also on market factors affecting the specific types of products we place. General market conditions for property and casualty insurance products have fluctuated over the last five years. Commencing in 2001, premium rates generally increased across all lines of property and casualty markets before stabilizing during late 2003 and declining in 2004 and 2005. Following the effects of the 2005 hurricane season, premium rates for property insurance began to increase substantially. We believe that during the latter part of 2006 and continuing into 2007, additional capacity entered the property market, which should make property catastrophe coverage more affordable than it was during 2006. Additionally, recent legislative developments in Florida have reduced the cost and increased the limits of reinsurance available to insurance carriers through the Florida Hurricane Catastrophe Fund and are expected to add even more capacity to the overall property catastrophe market. Pricing for casualty insurance that we place generally has not experienced the recent volatility affecting the property market, and we have generally encountered declining rates for casualty insurance throughout 2006 and continuing into 2007.

Unlike the property and casualty market, the market for group benefits, particularly group health products, has continued to experience rate increases over the past five years. We historically have experienced a high level of recurring revenues in our Group Benefits division, primarily because of the fact that employers who sponsor many of the health, retiree medical and retiree prescription drug plans we distribute have outsourced the administration of these plans to us, which makes it more difficult to change plans.

A number of factors relating to our acquisition growth affected our income from continuing operations from January 1, 2003 through December 31, 2006, including the effect of additional amortization of definite-lived intangible assets acquired as part of these acquisitions, the impact of additional debt we have incurred to finance certain of these acquisitions and the effect of refinancing our debt. Our amortization and interest expense increased, in the aggregate, from $2.4 million in 2003 to $22.0 million in 2006. Moreover, since January 1, 2003, we have refinanced our debt on three occasions: in February 2004 in connection with our acquisition of PRS, in April 2005 in connection with our acquisition of Stewart Smith Group and in October 2005 in connection with the Recapitalization. In 2005, we incurred a loss on the early extinguishment of debt of $9.8 million, compared to a similar charge of $1.0 million in 2004.

As a private company, we have incurred a substantial amount of debt to fund our acquisition growth as well as the repurchase of shares in connection with the Recapitalization. We intend to use a portion of the net proceeds from this offering to repay a substantial amount of the debt outstanding under our current credit facilities, thus reducing our interest cost going forward and substantially decreasing our debt-to-equity ratio. This repayment will result in a prepayment penalty of $0.5 million and a pro-rata write-off of unamortized debt issuance costs of approximately $1.1 million.

Segment Operating Results

The following table reconciles segment information to our consolidated results and provides a summary of other key financial information for each segment. The “Other” revenues and “Other” segment income shown in the table below are not intended to equal “Other income” as reflected in the statement of operations included in our consolidated financial statements.

	Year Ended December 31,
	2004	2005*	2006
	(in thousands)

Revenue
Property & Casualty Brokerage	$48,476	$102,496	$130,305
Specialty Underwriting	19,716	19,592	17,431
Group Benefits	15,890	19,623	37,332
Other	522	558	217

Total	$84,604	$142,269	$185,285

Segment income (loss)
Property & Casualty Brokerage	$10,491	$31,856	$41,801
Specialty Underwriting	4,762	3,865	2,933
Group Benefits	5,624	7,718	11,023
Other	(5,384)	(9,899)	(13,023)

Total	15,493	33,540	42,734

Non-cash equity compensation	—	—	1,003
Depreciation	1,475	2,391	3,622
Amortization	3,873	6,352	4,809
Interest expense	2,498	11,465	17,151
Loss on extinguishment of debt	994	9,799	—
Non-operating income	—	—	(3,495)

Total	8,840	30,007	23,090

Income before income taxes	$6,653	$3,533	$19,644

*	Shown on a combined basis.

We conduct our business through three divisions: (i) Property & Casualty Brokerage; (ii) Specialty Underwriting; and (iii) Group Benefits. We do not allocate certain revenues and costs to our operating divisions. These items primarily consist of corporate-related income and overhead expenses, which are reflected as “Other” in the table above, amortization, depreciation, interest income and expense and income taxes. We measure the profitability of our operating divisions without allocation of these expenses. We refer to this measure of profitability as segment income (loss). The variability of our segment operating margins is significantly affected by our revenues because a large component of our operating expenses is fixed. Our revenues are affected by many factors, including the prevailing commission rates, the cyclical nature of many of our markets, particularly the E&S lines market, and other economic factors that may affect our business. A significant portion of our segment expenses are fixed and therefore difficult to adjust in response to short-term revenue fluctuations. This fixed cost structure may benefit us as revenue grows. These fixed expenses consist of lease expenses under long-term office lease agreements, employee benefits expense and fixed compensation payable to our employees. Certain other segment expenses such as bonus compensation payable based on revenue generation, particularly in our Property & Casualty Brokerage division, are variable. For additional information regarding segment revenues and operating expenses, refer to Note 14 of our 2006 consolidated financial statements included elsewhere in this prospectus.

Year Ended December 31, 2006 Compared with the Year Ended December 31, 2005

Revenues

Commissions and Fees.  Commissions and fees increased $38.1 million, or 27.1%, to $178.6 million in 2006 compared to 2005. Acquisitions accounted for approximately $25.4 million of the revenue growth, with the remaining $12.7 million generated from our existing businesses, resulting in an organic growth rate of approximately 9.0%. This organic growth was attributable primarily to growth in our Property & Casualty Brokerage and Group Benefits divisions.

The organic growth of approximately $13.4 million, or 11.5%, in our Property & Casualty Brokerage division was attributable to the hardening property market in the first part of 2006. In addition to significant rate increases, insurance carriers sharply reduced the limits of insurance they were willing to underwrite during this period. These market conditions required some insured parties to increase the number of insurance carriers participating in their insurance programs and pay substantially higher premiums, which has contributed to our organic growth.

Our Group Benefits division’s organic growth of $1.5 million, or 8.1%, for 2006 was driven primarily by new business from retiree medical and prescription drug insurance products. Our Specialty Underwriting division’s revenue declined by $2.3 million primarily due to a decline in revenue from our commercial trucking MGU program due to the termination of its primary underwriting contract in mid-2005 and a decline in revenues generated by our habitational (apartments and condominiums) MGU program in late 2006 due to significantly increased competition.

Other Income.  Other income increased $4.9 million to $6.7 million in 2006 compared to 2005. Other income primarily consists of investment income, profit commissions (net of contingent commissions due our retail brokerage clients) and miscellaneous other income. Investment income increased $2.9 million to $4.7 million in 2006 compared to 2005. The increase in investment income was primarily attributable to greater fiduciary cash balances as a result of the growth of our overall business and to increased interest rates earned on those balances. Profit commissions increased $3.1 to $5.5 million in 2006 compared to 2005 due primarily to an increase in the profit commissions earned on our prescription drug program in our Group Benefits division. The increase in other income was partially offset by an increase of $1.1 million in contingent commission expenses in 2006 related to a new healthcare group purchasing program.

Expenses

Employee Compensation and Benefits.  Employee compensation and benefits increased $25.0 million, or 29.8%, to $108.8 million in 2006 compared to 2005. The increase was primarily attributable to: (a) higher salaries of $16.8 million, or 32.3%; (b) an increase in bonus expense of $3.4 million, or 15.1%; and (c) an increase in benefit costs of $3.8 million, or 40.3%. These increases were primarily related to additional personnel associated with acquisitions and, to a lesser extent, costs associated with supporting the growth of our existing business. Employee compensation and benefits were also impacted by $1.0 million of expenses resulting from the adoption of SFAS No. 123(R) in 2006. SFAS No. 123(R) requires that compensation cost be recognized for all equity-based awards granted on or after January 1, 2006 and for all equity-based awards granted prior to January 1, 2006 that remain unvested as of that date. As a percentage of revenues, employee compensation and benefits were 58.7% for 2006 compared to 58.9% for 2005, reflecting an improvement in personnel efficiencies notwithstanding the expenses associated with the adoption of SFAS No. 123(R) in 2006.

Other Operating Expenses.  Other operating expenses increased $9.9 million, or 39.5%, to $34.8 million in 2006 compared to 2005. The increase was primarily attributable to (a) a $2.0 million, or 36.3%, increase in occupancy expenses; (b) a $1.8 million, or 41.1%, increase in travel and entertainment expenses; (c) a $0.9 million, or 57.0%, increase in professional fees; and (d) a $4.4 million, or 33.3%, increase in other miscellaneous expenses. These increases were primarily related to acquisitions and, to a lesser extent, costs associated with supporting the growth of our existing business. Other operating expenses were also impacted by a $0.9 million management fee paid to an affiliate of Parthenon Capital in 2006 compared to a $0.1 million fee paid in 2005. See “Related Party Transactions.” As a percentage of revenues, other operating expenses were 18.8% in 2006 compared to 17.5% for 2005. The increase was primarily due to the increase in the management fee and the acquisition of Communitas in April 2006. Communitas’s operating margins are generally lower than our other businesses, and it incurs a number of expenses from using third-party service providers as part of its administrative services. These expenses include printing costs, electronic claims transfer fees and outsourced data entry services, which totaled approximately $1.3 million for 2006.

Depreciation.  Depreciation increased $1.2 million, or 51.5%, to $3.6 million in 2006 compared to 2005. The increase in depreciation was primarily due to capital expenditures on new computers, leasehold improvements and software, as well as depreciation associated with assets of acquired businesses.

Amortization.  Amortization decreased $1.5 million, or 24.3%, to $4.8 million in 2006 compared to 2005. The decrease was due to an increase in the estimated useful lives of our definite-lived intangible assets resulting from the revaluation of our assets in connection with the Recapitalization.

Other

Interest Expense.  Interest expense increased $5.7 million, or 49.6%, to $17.2 million in 2006 compared to 2005. This increase was attributable to additional debt incurred in connection with our acquisition of Stewart Smith Group and the Recapitalization. In April 2005, we increased our debt by $114.8 million in connection with our acquisition of Stewart Smith Group (including transaction expenses and $8.2 million of working capital for general corporate purposes), and in October 2005 we increased our debt by an additional $21.6 million in connection with the Recapitalization. Additionally, as LIBOR increased, our average cost of borrowing was higher in 2006 compared to 2005, which contributed to the increase in interest expense.

Loss on Extinguishment of Debt.  In 2005, we incurred $9.8 million of expenses for the write-off of unamortized financing fees and expenses and related prepayment fees in connection with refinancing our prior credit facilities. We refinanced our credit facilities in connection with our acquisition of Stewart Smith Group and again in connection with the Recapitalization. There was no comparable write-off in 2006.

Non-operating Income.  In December 2006, we recognized a $3.5 million gain on the sale of certain assets of our Specialty Underwriting division to a reinsurance company. There was no comparable transaction in 2005.

Income Taxes.  Income taxes increased $6.5 million, or 287.2%, to $8.8 million in 2006 compared to 2005. The increase in income tax expense was due primarily to higher income before income taxes, partially offset by a decrease in our effective tax rate to 44.8% in 2006 from 64.4% in 2005. The effective tax rate differs from the federal statutory rate of 35% primarily because of certain expenses that are not deductible for tax purposes, as well as the effects of state taxes, which vary significantly by state. The effect of these items was magnified in 2005 by the lower levels of pre-tax income.

Year Ended December 31, 2005 Compared with the Year Ended December 31, 2004

Revenues

Commissions and Fees.  Commissions and fees increased $57.1 million, or 68.4%, to $140.5 million in 2005 compared to 2004. This growth was due primarily to the acquisition of Stewart Smith Group in April 2005, the acquisition of Quaker in December 2004 and organic growth of our existing businesses. Acquisitions accounted for $45.4 million of the revenue growth, with the remaining $11.7 million generated from our existing businesses, resulting in an organic growth rate of 14.0%.

The organic growth was driven by our Property & Casualty Brokerage and Group Benefits divisions. The organic growth of $8.2 million, or 16.7%, from our Property & Casualty Brokerage division was due primarily to revenue growth from four new offices opened during 2004, as well as the hiring of new brokers. This growth was generated despite a property market that was softening during the first eight months of 2005 prior to Hurricanes Katrina, Rita and Wilma, which generated over $56 billion in insured property losses for the insurance industry, according to the Insurance Information Institute.

Our Group Benefits division generated organic growth of $3.7 million, or 24.2%, in 2005. This growth was attributable primarily to the continued growth of retiree medical and prescription drug insurance products and related pharmacy benefit management services we began providing during 2004.

Other Income.  Other income increased $0.6 million, or 52.4%, to $1.8 million in 2005 compared to 2004. Investment income increased $1.2 million to $1.8 million in 2005 compared to 2004. The increase in investment income was primarily attributable to greater premium cash balances as a result of our acquisitions of Stewart Smith Group and Quaker in April 2005 and December 2004, respectively. Profit commissions increased $1.1 million to $2.5 million in 2005 compared to 2004 due to profit commissions earned on our prescription drug program in our Group Benefits division. The increase in other income was partially offset by an increase of $0.7 million in contingent commission expenses related to our acquisition of Stewart Smith Group and arrangements in place with its retail brokerage clients. Miscellaneous other income decreased $1.2 million, of which $0.5 million relates to the restructuring of our pharmacy benefit management program.

Expenses

Employee Compensation and Benefits.  Employee compensation and benefits increased $31.3 million, or 59.5%, to $83.8 million in 2005 compared to 2004. The increase was attributable to (a) higher salaries of $17.7 million, or 51.5%; (b) an increase in bonus expense of $10.4 million, or 86.8%; and (c) an increase in benefit costs of $3.2 million, or 51.6%. These increases were primarily related to additional personnel associated with acquisitions and, to a lesser extent, costs associated with supporting the growth of our existing business. As a percentage of revenues, employee compensation and benefits were 58.9% in 2005 compared to 62.1% in 2004. This decrease primarily reflects that many of our employee compensation and benefit expenses are fixed and did not increase in proportion to revenue increases. Additionally, the increased productivity of many brokers hired during 2004 contributed to the reduction in employee compensation and benefits as a percentage of net revenue.

Other Operating Expenses.  Other operating expenses increased $8.3 million, or 50.3%, to $24.9 million in 2005 compared to 2004. The increase was attributable to: (a) a $2.2 million, or 67.8%, increase in occupancy expenses; (b) a $1.9 million, or 75.3%, increase in travel and entertainment expenses; (c) a $0.8 million, or 42.2%, increase in insurance expenses; (d) a $0.5 million, or 62.5%, increase in technology expenses; and (e) a $2.7 million, or 34.2%, increase in other miscellaneous expenses. These increases were primarily related to acquisitions and, to a lesser extent, costs associated with supporting the growth of our existing business. Other operating expenses in 2005 were also impacted by a $0.1 million management fee paid to an affiliate of Parthenon Capital. There was no comparable fee in 2004. As a percentage of revenue, other operating expenses were 17.5% in 2005 compared to 19.6% in 2004. Our organic growth did not require a commensurate increase in certain other operating expenses such as office rent, office supplies, information technology and telephone costs.

Depreciation.  Depreciation increased $0.9 million, or 62.1%, to $2.4 million in 2005 compared to 2004. The increase in depreciation was primarily due to capital expenditures on new computers, leasehold improvements and software, as well as depreciation associated with assets of acquired businesses.

Amortization.  Amortization increased $2.5 million, or 64.0%, to $6.4 million in 2005 compared to 2004 due primarily to additional amortization of definite-lived intangible assets acquired as part of our acquisitions. This increase was partially offset by an increase in the estimated useful lives of our definite-lived intangible assets resulting from the revaluation of our assets in connection with the Recapitalization.

Other

Interest Expense.  Interest expense increased by $9.0 million, or 359.0%, to $11.5 million in 2005 compared to 2004. This increase was attributable to additional debt incurred in connection with our acquisition of Stewart Smith Group and the Recapitalization. In April 2005, we increased our debt by $114.8 million in connection with our acquisition of Stewart Smith Group (including transaction expenses and $8.2 million of working capital for general corporate purposes), and in October 2005, we increased our debt by an additional $21.6 million in connection with the Recapitalization.

Loss on Extinguishment of Debt.  In 2005, we incurred $9.8 million of expenses for the write-off of unamortized financing fees and expenses and related prepayment fees in connection with refinancing our prior credit facilities. We refinanced our credit facilities in connection with our acquisition of Stewart Smith Group and again in connection with the Recapitalization. In 2004, we incurred a non-cash expense related to the write-off of $1.0 million of unamortized financing fees and expenses and related prepayment fees in connection with the refinancing of a prior credit facility.

Income Taxes.  Income tax expense decreased $0.7 million, or 22.4%, to $2.3 million in 2005 compared to 2004. The decrease in income tax expense is due primarily to lower income before income taxes as a result of the $9.8 million loss from early extinguishment of debt, offset by an increase in our effective tax rate to 64.4% in 2005 from 44.0% in 2004. The effective tax rate differs from the federal statutory rate of 34% primarily because of certain expenses that are not deductible for tax purposes, as well as the effects of state taxes. The effect of these items was magnified by the impact of lower levels of pretax income in 2005.

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, capital expenditures, debt service, acquisitions and other commitments and contractual obligations. We historically have derived our liquidity from our cash flow from operations, bank financing and sales of our equity to third parties.

When considering our liquidity, it is important to note that we hold cash in a fiduciary capacity as a result of premiums received from insured parties that have not yet been paid to insurance carriers. The fiduciary cash is recorded as an asset on our balance sheet with a corresponding liability, net of our commissions, to insurance carriers. In addition, for policy premiums that have been billed but not collected, we record a receivable on our balance sheet for the full amount of the premiums billed, with a corresponding liability, net of our commissions, to insurance carriers. We earn interest on the premium cash during the period of time between receipt of the funds and payment of these funds to insurance carriers.

We believe that the proceeds of this offering, funds generated from our operations and funds available under our senior secured credit facilities will be sufficient to satisfy our existing commitments and provide us with adequate financial flexibility. However, if circumstances change, we may need to raise debt or equity capital in the future.

Senior Secured Credit Facilities

In connection with the Recapitalization, we entered into two syndicated senior secured credit facilities. These facilities consist of a first lien credit facility with a $123.0 million term loan and a $25.0 million revolving line of credit and a second lien credit facility with a $48.0 million term loan. The first lien revolving credit facility also provides for the issuance of letters of credit up to $5.0 million. We have granted a security interest in all of our assets, including the equity in our subsidiaries, to the lenders under these two credit facilities as collateral for the loans. We borrowed $171.0 million under these facilities in connection with the Recapitalization. As of December 31, 2006, there was $118.8 million outstanding under the first lien term loan and $48.0 million outstanding under the second lien term loan. As of December 31, 2006, there were no amounts outstanding under the first lien revolving line of credit. We expect to use a portion of the net proceeds from this offering to repay $      million of the amounts outstanding under our first lien credit facility and all of the amounts outstanding under our second lien credit facility.

The first lien credit facility, including the revolving line of credit, matures on October 27, 2011, and the second lien credit facility matures on April 27, 2012. The first lien term loan amortizes in quarterly installments of $307,500, and the second lien credit facility has no required amortization. The first lien term loan bears interest at LIBOR plus 275 to 350 basis points, depending on the ratio of our total debt to our EBITDA. The interest rate on our outstanding borrowings under the first lien credit facility as of December 31, 2006 ranged from 8.35% to 8.38%, based on LIBOR maturity dates. The second lien credit facility bears interest at LIBOR plus 750 basis points. The interest rate on our outstanding borrowings under the second lien credit facility as of December 31, 2006 was 12.86%. Our effective rates of interest are lower than the stated

interest rates because of our interest rate swap agreement, which has a total notional amount of $68.5 million. The interest rate swap causes us to pay interest at a fixed rate of 4.74% and receive interest at the 3-month LIBOR each quarter through January 2009.

Our senior secured credit facilities also require us to maintain certain financial covenants and ratios. We are required to maintain: (i) a fixed charge coverage ratio of at least 1.25 under the first lien credit facility and 1.125 under the second lien credit facility; (ii) an interest coverage ratio ranging from 1.80 to 2.475 over the life of the first lien credit facility and 2.00 to 2.75 over the life of the second lien credit facility; and (iii) a maximum total debt to EBITDA ratio of 5.38 for the first year of the facility decreasing periodically to 3.50 for the last two years of the first lien credit facility and from 5.92 decreasing to 3.85 during the term of the second lien credit facility. Our senior secured credit facilities also limit the aggregate amount of capital expenditures we may make in any fiscal year, with a maximum of $3.25 million under the first lien credit facility and $3.75 million under the second lien credit facility, plus, in each case, 50% of any amounts under the respective caps that we did not use for capital expenditures in the immediately preceding fiscal year. Our credit facilities also include various other customary restrictive covenants. See “Risk Factors — The terms of our senior secured credit facilities are restrictive and may prevent us from expanding our business. Our failure to comply with any of these terms could result in a default and allow the lenders to require the immediate repayment by us of all amounts that are owed under these facilities. Our indebtedness could also restrict our flexibility and place us at a competitive disadvantage.” Failure to comply with these restrictive and financial covenants may result in an acceleration of the borrowings outstanding under the facilities. As of December 31, 2006, we believe we were in compliance with all of the covenants in our credit facilities.

Cash Flow

Cash and Cash Equivalents

At December 31, 2006, we had cash and marketable securities, excluding premium cash that we hold in trust for insurance carriers, of $21.9 million, as compared to $19.2 million at December 31, 2005.

The following table summarizes our cash flow activity for the years ended December 31, 2004, 2005 and 2006:

	Years Ended December 31,
Net Cash Provided by (Used in)	2004	2005*	2006
	(in thousands)

Operating activities of continuing operations	$13,837	$18,776	$11,642
Investing activities of continuing operations	(37,707)	(105,583)	(9,689)
Financing activities of continuing operations	24,386	95,903	768

*	Shown on a combined basis.

Operating Activities of Continuing Operations

Net cash provided by operating activities decreased $7.1 million to $11.6 million in 2006 from $18.8 million in 2005. The comparison of net cash provided by operating activities in 2006 and 2005 was affected by approximately $4.3 million in lower cash tax payments in 2005 due to a $9.8 million loss on the early extinguishment of debt recorded in 2005. In addition, during 2006 we recognized $3.5 million in profit commission revenue in our Group Benefits division that is not scheduled to be collected until after 2006. Also in 2006, we paid additional cash bonus payments of $2.5 million as a result of our decision to begin paying a portion of bonus compensation semi-annually as opposed to annually after the end of each year. These three items were offset by an increase in cash of $1.9 million attributable to an increase in the net amount of premium cash, premiums receivable and premiums payable resulting from differences in the timing of receiving and paying premiums.

Net cash provided by operating activities increased $4.9 million from $13.8 million in 2004 to $18.8 million in 2005. The comparison of net cash provided by operating activities in 2005 and 2004 was affected by approximately $4.3 million in lower cash tax payments in 2005 due to a $9.8 million loss on the early extinguishment of debt recorded in 2005. Also, we had an increase in the accrual of bonuses payable of approximately $7.5 million as of the end of 2005, reflecting new personnel added during 2005 primarily as a result of the acquisition of Stewart Smith Group in April 2005. Offsetting these items was a decrease in cash of $6.5 million attributable to a decrease in the net amount of premium cash, premiums receivable and premiums payable resulting from differences in the timing of receiving and paying premiums.

Investing Activities of Continuing Operations

Net cash used in investing activities was $9.7 million for 2006 compared to $105.6 million for 2005. Cash flows used in investing activities in 2005 included the previously discussed acquisition of Stewart Smith Group in 2005 for approximately $103.0 million (including transaction expenses), compared with the acquisitions of Communitas and the policy administration division of CBCA in 2006 for approximately $6.0 million.

Net cash used in investing activities was $105.6 million in 2005 compared to $37.7 million in 2004. Cash used in investing activities in 2005 included the acquisition of Stewart Smith Group for approximately $103.0 million (including transaction expenses) compared with the 2004 acquisitions of Quaker and PRS for cash consideration of approximately $40.5 million. In addition, 2004 investing activities included proceeds from the sale of our premium finance business for $6.1 million.

Financing Activities of Continuing Operations

Net cash provided by financing activities was $0.8 million for 2006 compared to $95.9 million for 2005. Cash provided by financing activities in 2005 included issuance of long-term debt, net of repayments, of $107.2 million primarily to fund the acquisition of Stewart Smith Group.

Net cash provided by financing activities was $95.9 million in 2005 compared to $24.4 million in 2004. Cash provided by financing activities in 2005 included issuance of long-term debt, net of repayments, of $122.0 million, compared to $28.4 million in 2004. In addition, 2005 financing activities included cash payments by us related to the repurchase of shares of $32.6 million and cash received from the issuance of shares of $11.6 million in connection with the Recapitalization.

Contractual Obligations

As of December 31, 2006, our contractual obligations were as follows:

	Payments Due by Period
		Less than			More than
Contractual Obligations (1)	Total	1 year	1-3 Years	3-5 Years	5 Years
	(in thousands)

Long-term debt	$167,297	$1,253	$2,908	$115,136	$48,000
Capital lease obligations	4,696	1,910	2,059	727	—
Operating leases	30,713	7,552	10,821	6,657	5,683
Interest obligations(2)	78,832	15,997	31,686	29,623	1,526

Total	$281,538	$26,712	$47,474	$152,143	$55,209

(1)	Excludes additional earnout consideration payable under acquisition agreements. See “—Commitments and Contingencies — Contingent Purchase Price for Acquisitions.”

(2)	Includes all interest payments through the stated maturity of the related long-term debt. Variable rate interest obligations are estimated based on interest rates in effect at December 31, 2006, and, as applicable, the variable rate interest includes the effects of our interest rate swaps through the expiration of those swap agreements.

Pro Forma Contractual Obligations

The table below shows the pro forma effect on our contractual obligations as of December 31, 2006 assuming we had applied approximately $           of our estimated net proceeds from the offering as of that date to repay debt under our first and second lien credit facilities as described in “Use of Proceeds”:

Payments Due by Period
		Less than			More than
Pro Forma Contractual Obligations (1)	Total	1 year	1-3 Years	3-5 Years	5 Years
(in thousands)

Long-term debt	$	$	$	$	$
Capital lease obligations					—
Operating leases
Interest obligations(2)

Total	$	$	$	$	$

(1)	Excludes additional earnout consideration payable under acquisition agreements. See “—Commitments and Contingencies — Contingent Purchase Price for Acquisitions.”

(2)	Includes all interest payments through the stated maturity of the related long-term debt assumed to be outstanding following completion of the offering. See “Use of Proceeds” and “Capitalization.” Variable rate interest obligations are estimated based on interest rates in effect at December 31, 2006, and, as applicable, the variable rate interest includes the effects of our interest rate swaps through the expiration of those swap agreements.

Capital Expenditures

Our capital expenditures are primarily for office furniture, computers, communication equipment and software. Our senior secured credit facilities restrict us from making capital expenditures in excess of $3.3 million per year plus 50% of any amounts not utilized in the prior year. We spent $1.6 million, $2.1 million and $3.8 million on capital expenditures during 2004, 2005 and 2006, respectively.

Commitments and Contingencies

Legal Matters

Various claims and legal proceedings that seek remedies or damages, all arising from the ordinary course of business, are pending against us with respect to insurance placed by us or other contractual matters. Our management does not believe that any liability that may finally be determined with respect to these claims and proceedings will have a material adverse effect on our consolidated financial position or future results of operations.

Contingent Purchase Price for Acquisitions

In order to better determine the economic value of the businesses we have acquired, we have incorporated contingent consideration, or earnout, provisions into the structure of certain acquisitions. These arrangements generally provide for the payment of additional consideration to the sellers upon the satisfaction of certain financial targets by the acquired businesses. Contingent consideration is recorded when the outcome of the contingency is determinable beyond a reasonable doubt. Contingent consideration paid to the sellers of our acquired businesses is treated as additional purchase consideration. We are obligated to pay additional purchase price to the former owners of some of the businesses we have acquired, as described below.

•	Property Risk Services. In connection with our acquisition of PRS, we agreed to pay the former owners of PRS additional purchase price for the acquired business based on the performance of the business during the years ending December 31, 2004, 2005, 2006, 2007 and 2008. Specifically, we must pay the former owners of PRS the amount by which EBITDA of PRS for the year in question exceeds the greater of $6,000,000 or 35% of its net revenues for the year. Each former owner of PRS may elect to receive up to 75% of this payment in cash, and the remainder will be paid in our common stock. We have the option to pay the entire amount in cash. We paid additional consideration of $0.9 million and $0.8 million for the years ended 2004 and 2005, respectively. We believe that the additional consideration for 2006 will be approximately $5.4 million, of which we anticipate paying approximately 75% in cash and 25% in stock.

•	Communitas. In connection with the acquisition of Communitas, we agreed to pay the former owners of Communitas a maximum amount of $7.0 million in additional purchase price based on the performance of the acquired business during the period from April 21, 2007 to April 21, 2008. We have the option to make all or any portion of any additional purchase price payment in cash or in shares of our common stock.

•	CBCA Premium Administration Division. In connection with the acquisition of the premium administration division of CBCA, we agreed to pay a maximum amount of $3.3 million in additional purchase price to the sellers of this business based on the performance of the acquired business during the period from June 1, 2006 to September 1, 2009. We are required to pay the entire amount of the additional purchase price in cash. The total amount paid or payable as additional purchase price for 2006 is $0.6 million.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with GAAP requires management to make estimates that affect the reported amounts of our assets, liabilities, revenues and expenses. We periodically evaluate these estimates, which are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. If actual performance should differ from historical experience or if the underlying assumptions were to change, our financial condition and results of operations might be materially impacted. In addition, some accounting policies require significant judgment to apply complex principles of accounting to certain transactions, such as acquisitions, in determining the most appropriate accounting treatment. See Note 1 to our 2006 consolidated financial statements.

We believe the following significant accounting estimates and policies are material to our financial reporting and are subject to a degree of subjectivity and/or complexity.

Revenue Recognition and Reserves

Commission income and fees from the sale of property and casualty insurance products are recorded as of the effective date of the insurance coverage or the date the coverage is bound, whichever is later. At that point, the earnings process has been completed, and we can reasonably estimate the impact of policy cancellations for refunds and establish reserves based primarily on our historical cancellation experience, as adjusted for significant known circumstances as well as management’s judgment about known conditions. Commission income from the sale of group benefits insurance products or services is recognized as earned over the policy or contract period, which typically corresponds to the monthly billing cycle based on eligibility.

We record a reserve for policy cancellations, which is evaluated periodically and adjusted as necessary based upon historical cancellation experience. Subsequent commission adjustments are recognized upon notification from insurance carriers. We utilize our historical actual cancellation experience to develop an estimated percentage of premiums cancelled. We believe this methodology is reasonable based on the fact that the data is from a large pool of homogenous transactions. This percentage is applied to each year’s actual revenue to derive the estimated portion of that year’s revenues that will be cancelled in a future period. Our historical policy cancellation experience has not fluctuated materially in the past. However, a change in our historical cancellation experience could cause us to adjust our estimated reserve in future periods. Cancellation trends could change based on significant changes in insurance capacity or pricing. In general, we expect policy cancellations to increase during a market experiencing significant price declines, and we expect cancellations to decrease during a market experiencing increasing prices.

Commission revenue is reported net of commission paid to retail insurance brokers. Profit commission income is generally recognized based on the receipt of cash from these arrangements. Revenues may be recorded in advance of cash receipts in cases where the amounts due to be received have been calculated or have been confirmed by the insurance company. Profit commission income is primarily derived from profit sharing agreements related to the Specialty Underwriting and Group Benefits divisions. We pay volume-based incentive commissions to certain retail insurance brokers. These contingent commission expenses generally are recognized based on the timing of the revenue earned from placing business for these retail insurance brokers.

Business Acquisitions and Purchase Price Allocations

We account for business combinations in accordance with the provisions of SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. These standards require that all business combinations be accounted for using the purchase method. Accordingly, the net assets and results of operations of these acquired businesses are included in our financial statements on their respective acquisition dates. These statements provide guidance on the initial recognition and measurement of goodwill and other intangible assets arising from such business combinations and require that goodwill and intangible assets with indefinite lives be tested for impairment annually applying a fair value test rather than being amortized. In connection with these acquisitions, we record the estimated value of the net tangible assets purchased and the value of the identifiable intangible assets purchased, which typically consist of purchased customer accounts and noncompete agreements. Purchased customer accounts include the physical records and files obtained from acquired businesses that contain information about insurance policies, customers and other matters essential to policy renewals, but primarily represent the present value of the underlying cash flows expected to be received over the estimated future renewal periods of insurance policies comprising those purchased customer accounts. The valuation of purchased customer accounts involves significant estimates and assumptions concerning matters such as cancellation frequency, expenses and discount rates. Any change in these assumptions could affect the carrying value of purchased customer accounts. Noncompete agreements are valued based on the duration and any unique features of each specific agreement. Purchased customer accounts and noncompete agreements are amortized based on the expected undiscounted cash flows over the related estimated lives and contract periods, which range from seven to 14 years. The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and intangible assets is assigned to goodwill and is not amortized.

Both the allocation of the purchase price to intangible assets we acquire and the determination of the estimated useful lives of intangible assets other than goodwill require significant judgment by management and affect the amount of future amortization and possible impairment charges. If historical fact patterns, such as the rate of attrition of acquired customer accounts, were to change, we might be required to allocate a greater portion of the purchase price to goodwill or accelerate the amortization of purchased accounts, which might in turn have a material adverse effect on our financial position or results of operations.

We evaluate long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An asset is considered impaired if its carrying amount exceeds the future net cash flow the asset is expected to generate. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. We assess the recoverability of our long-lived and intangible assets by determining whether the unamortized balances can be recovered through undiscounted future net cash flows of the related assets. The amount of impairment, if any, is measured based on projected discounted future net cash flows.

Income Taxes

Determining our consolidated provision for income tax expense, deferred tax assets and liabilities and any related valuation allowance involves judgment. We record deferred tax assets and liabilities for the estimated future tax effects attributed to temporary differences and carryforwards based on provisions of the enacted tax law and current tax rates. We also project how our revenues will be apportioned for purposes of state income tax liabilities. We do not anticipate the effects of future changes in tax laws or rates. Temporary differences are differences between the tax basis of an asset or liability and its reported amount in our financial statements. Carryforwards primarily include items such as capital loss carryforwards, which may be carried forward subject to certain limitations. A summary of the significant deferred tax assets and liabilities relating to our temporary differences and carryforwards is included in Note 9, “Income Taxes,” to our 2006 consolidated financial statements.

Derivatives

In 2006, we entered into an interest rate swap agreement to manage the exposure to fluctuations in interest rates on $68.5 million of our variable rate debt. The terms of the agreement require that we pay a fixed rate on the notional amount to a bank, and the bank pays us a variable rate on the notional amount equal to a base LIBOR. We have assessed this derivative as a highly effective cash flow hedge, and accordingly, changes in the fair market value of the interest rate swap are reflected in other comprehensive income. Any differences between the fair value of the hedge and the item being hedged, referred to as the ineffective portion of the hedge, is immediately recognized in earnings as other operating expense. The fair market value of this instrument is determined by quotes obtained from the related counterparties in combination with a valuation model utilizing discounted cash flows. The valuation of this derivative instrument is a significant estimate that is largely affected by changes in interest rates. If interest rates increase or decrease, the value of this instrument will change accordingly.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), which replaces SFAS No. 123 and supersedes APB Opinion No. 25. This revised statement, which requires the cost of all share-based payment transactions be recognized in the financial statements, establishes fair value as the measurement objective and requires entities to apply a fair-value-based measurement method in accounting for share-based payment transactions. The revised statement applies to all awards granted, modified, repurchased or cancelled after January 1, 2006. SFAS No. 123(R) permits nonpublic entities which used the fair value method of disclosure to account for the adoption of this revised standard using either the modified prospective or modified retrospective method. Effective January 1, 2006, we adopted SFAS No. 123(R) and accounted for the adoption using the modified prospective method. The prospective method requires compensation cost to be recognized as a component of salary and employee benefits expense beginning on January 1, 2006 based on the requirements of SFAS No. 123(R) for all share-based payments granted after January 1, 2006. For awards granted prior to January 1, 2006, compensation cost must be recognized, as of January 1, 2006, for the portion of awards for which the requisite service has not been rendered.

In June 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting treatment for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN 48 to have a material impact on our financial position or results of operations.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit the use of fair value as the relevant measurement attribute. The provisions of SFAS No. 157 are to be applied prospectively as of fiscal periods beginning after November 15, 2007. We are currently assessing what impact, if any, SFAS No. 157 will have on our consolidated financial position and results of operations.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing what impact, if any, SFAS No. 159 will have on our consolidated financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that we will incur losses due to adverse changes in market rates and prices. We have exposure to market risk primarily through our financing activities. Our primary market risk exposure is to changes in interest rates. We use both fixed and variable rate debt as sources of financing. We have not entered, and do not plan to enter, into any derivative financial instruments for trading or speculative purposes.

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our financing activities.

Our outstanding debt under our first lien credit facility at December 31, 2006 was $118.8 million. Interest on borrowings under this facility is at LIBOR plus 275 to 350 basis points, depending on the ratio of total debt to our EBITDA. Our outstanding debt under our second lien credit facility at December 31, 2006 was $48.0 million. Interest on borrowings under this facility is at LIBOR plus 750 basis points. Based on the outstanding balance at December 31, 2006, a change of 1% in the interest rate would cause a change in interest expense of approximately $1.4 million on an annual basis, net of the effect of our interest rate swap agreement.

In January 2006, we entered into an interest rate swap agreement with a total notional amount of $68.5 million. The interest rate swap resulted in us paying interest at a fixed rate of 4.74% and receiving interest at three-month LIBOR each quarter through January 2009. We use this interest rate swap to manage interest cost and cash flows associated with the variable interest rates on our senior secured credit facilities.

OUR BUSINESS

Overview

We are a leading wholesale distributor of specialty insurance products and services in the United States. We distribute a wide range and diversified mix of property and casualty and group benefit insurance products from insurance carriers to retail insurance brokerage firms. We also offer value-added customized services to support some of these products, including policy underwriting for certain insurance carriers, premium and claims administration and actuarial services. In September 2006, we were recognized by Business Insurance as the largest wholesale insurance broker operating in the United States. We do not take any insurance underwriting risk in the operation of our business.

We provide insurance carriers with an efficient variable-cost distribution channel through our licensed brokers in all 50 states and our extensive relationships with retail insurance brokers. Our distribution structure enables the insurance carriers with which we do business to reach a large number of retail insurance brokers. We have cultivated an entrepreneurial, decentralized sales culture that provides our brokers and underwriters with flexibility to react to opportunities in the marketplace and better serve the needs of insurance carriers and our retail insurance broker clients. At the same time, we have centralized substantially all of our finance, human resource, legal, licensing, compliance and risk management operations to allow us to effectively oversee our national operations. We believe our centralized infrastructure enables us to integrate new brokers and offices.

We have extensive knowledge of the specialty insurance products that we distribute, which allows us to assist retail insurance brokers in placing business outside of their core expertise or capacity. Our size and strong relationships with insurance carriers enhance our ability to provide retail insurance brokers with better and broader access to the insurance markets. We have established relationships with over 100 insurance carriers, including property/casualty and health/life carriers owned by ACE, AEGON, Alleghany, AIG and The Hartford. We also use our product expertise and relationships with insurance carriers to structure new insurance programs and products to respond to opportunities in the marketplace.

We distribute insurance products and services through our three divisions: Property & Casualty Brokerage, Specialty Underwriting and Group Benefits.

Industry Background

We distribute insurance products in two distinct markets: property and casualty, and group benefits.

Property and Casualty

Insurance carriers sell commercial property and casualty insurance products in the United States through “admitted” insurance carriers, which are carriers that are licensed in the state in which the risk is located, and “non-admitted” insurance carriers, which sell their products in the E&S lines market. Within the admitted market, there are standard insurance products and specialty insurance products. For standard insurance products, insurance rates and forms are regulated, products and coverage are relatively uniform, and insurance carriers tend to compete for customers primarily on the basis of reputation, financial strength, price, claims service and commissions. Specialty insurance products are sold to insured parties with more difficult risks that do not fit the underwriting criteria of standard insurance products. Although price tends to be a key basis of competition among specialty insurance carriers, the coverage terms also are an important competitive factor.

The E&S lines market generally provides insurance for businesses that are unable to obtain coverage from admitted insurance carriers because of their risk profile or the unique nature or size of the risk. State insurance regulations often require an insured party to be declined by one or more admitted insurance carriers before obtaining insurance in the E&S lines market. Insurance carriers operating in the E&S lines market depend on wholesale and retail insurance brokers to have the necessary licenses required to distribute their E&S lines insurance products in the states where the insured party or risk is located. Participation in the E&S lines market requires knowledge of the insurance products available, a relationship with the insurance carriers that operate in this market and an understanding of the risks that they are willing to insure.

The E&S lines market is a growing part of the commercial property and casualty insurance marketplace. Based on information published by A.M. Best, direct premiums written for E&S lines insurance policies in relation to total premiums for the commercial property and casualty lines market increased from approximately 6.4% in 1995 to approximately 12.7% in 2005, and premiums on E&S property and casualty lines insurance increased from $9.2 billion in 1995 to $33.3 billion in 2005. Apart from a slight decline in 1996, the E&S lines market has grown annually in terms of aggregate premium dollars written for the past 15 years for a variety of reasons, including the implementation of more conservative underwriting criteria and risk-selection techniques by standard insurance carriers, the elimination of non-core lines of business by standard insurance carriers and substantial losses during this period resulting from the terrorist attacks on September 11, 2001 and natural disasters. Moreover, as reported by A.M. Best, a significant amount of capital has been invested in the E&S market during the last five years to capitalize on favorable market conditions, as evidenced by an increase in the number of start-up companies entering the E&S market, such as AXIS, Allied World and Endurance. Many insurance carriers operating in the E&S market distribute their products primarily through wholesale insurance distributors.

Until recently, Aon, Marsh and Willis, three of the largest retail insurance brokerage firms, owned their own wholesale insurance brokerage operations. During 2005, we acquired Willis’ wholesale insurance brokerage operations, and Aon and Marsh sold their wholesale insurance brokerage operations to private equity firms. Before these transactions, it generally was difficult for independent wholesale insurance brokers to conduct a significant amount of business with Aon, Marsh and Willis. Independent wholesale insurance brokers, such as AmWINS, now have greater opportunities to do business with these three firms. Additionally, we recently have observed that some large retail insurance brokerage firms have become more attentive to the number of wholesale insurance brokers they use and the compliance systems and financial position of these brokers. We believe this development may result in a reduction in the number of wholesale distributors used by these large retail insurance brokerage firms, which may benefit firms like us that have invested in and maintain compliance systems and procedures.

Group Benefits

Group benefit insurance products are sold by life and health insurance carriers, which transact business with both wholesale and retail insurance brokers and, in some cases, directly with the sponsoring organization. Wholesale distributors of group benefit products generally place specialized group benefit products for unusual, unique or specific types of coverage. Some wholesale distributors also provide administrative services, such as premiums, claims and other administrative services, to both insurance carriers and sponsoring organizations to support these products.

Health insurance products represent a significant portion of spending for employee group benefits. Based on information published by the Employee Benefit Research Institute, in 2004 total spending by employers for group health benefits was $482.5 billion. Health care spending has continued to increase significantly. According to data published by HHS, annual health care costs increased from $912.6 billion to approximately $2.0 trillion, or approximately 117.8%, from 1993 to 2005, and are projected to reach $4.1 trillion by 2016. Moreover, individual health care spending is increasing. On a per person basis, annual health care spending grew 49.5% during the seven-year period beginning on January 1, 1999, reaching an estimated average of $6,683 per person in 2005, with spending projected to grow to approximately $12,357 per person by 2015, according to HHS and U.S. Census Bureau statistics.

The cost of health care for the 65 and over population represents a substantial part of health care spending. Although the population age 65 and over comprises less than 13.0% of the U.S. population, it accounted for 36.0% of all health care expenditures in 1999 according to data published in Age Estimates in National Health Accounts, Health Care Financing Review. According to this same source people age 65 and over spent, in 1999, on average, four times more on health care than the average person under age 65. Moreover, the U.S. population is aging. Based on information published by the U.S. Census Bureau, it is estimated that 12.4% of the population was age 65 or older in 2005, and this percentage is projected to grow to 14.2% in 2015 and 16.3% in 2020 as baby boomers start reaching age 65 in 2011.

We believe that recent changes in GAAP have increased the level of attention given to the cost of providing retiree health care benefits. GASB No. 45, which will be phased in beginning in 2007, will require state and local governmental entities either to fund the cost of retiree benefits or recognize this obligation as a liability on their financial statements, as opposed to the prior practice of recognizing these costs on a pay-as-you-go basis. We believe GASB No. 45 is prompting many governmental entities to focus on the costs of retiree benefits and to seek ways to reduce these costs.

The Medicare Modernization Act, which created the federal Voluntary Prescription Drug Benefit Program under Part D of the Social Security Act, added a new entitlement for Medicare-eligible beneficiaries for prescription drug costs. Effective as of January 1, 2006, eligible Medicare beneficiaries are able to obtain prescription drug coverage under Part D by enrolling in a prescription drug plan or a Medicare Advantage plan (MA-PD). Under the Medicare Modernization Act, employers that provide retiree prescription drug benefits now have a greater number of options, including the elimination of these benefits entirely, the establishment of company-sponsored plans that are eligible for a government subsidy, the adoption of a company-sponsored prescription drug plan and the establishment of plans designed to supplement the benefits available through a prescription drug plan or Medicare Advantage plan (MA-PD). As a result of the Medicare Modernization Act, insurance products that provide prescription drug benefits for Medicare-eligible individuals now compete with the entitlement program created under Part D. We believe the Medicare Modernization Act generally has resulted in the development of new insurance products available for employers that desire to provide greater benefits than are available through a prescription drug plan or Medicare Advantage plan (MA-PD). We also believe this trend has benefited insurance brokers that have developed the expertise and product distribution capabilities to assist employers in responding to these developments.

Our Group Benefits division derives a substantial portion of its revenues from the placement of retiree health insurance products. In many cases, U.S. employers are not legally obligated to offer employee health benefit plans and typically have the discretion to unilaterally reduce or eliminate these plan benefits. Several factors are causing employers to change the way they provide retiree health care, including the rapidly increasing cost of health care and the overall aging of the U.S. population. Other factors that we believe may affect the market for retiree health insurance products are the promulgation of accounting standards requiring governmental employers to estimate their liability for future benefits in their financial statements, as discussed above.

The Wholesale Distribution Channel for Specialty Insurance Products and Services

Retail insurance brokers typically work directly with insured parties to evaluate their insurance needs, determine the appropriate amount and type of coverage, and locate an insurance carrier capable of providing the necessary coverage. Wholesale insurance brokers act as intermediaries between insurance carriers and retail insurance brokers by assisting retail insurance brokers in placing business they would not be able to place themselves because the type of risk is outside of their core expertise or they lack direct access to certain insurance carriers. Wholesale insurance brokers often provide retail insurance brokers with specialty and E&S insurance products offered by admitted and non-admitted insurance carriers. It is not uncommon for retail insurance brokerage firms to use several wholesale insurance brokerage firms to place the same type of insurance. Similarly, insurance carriers typically distribute their products through multiple wholesale insurance brokerage firms.

We believe the wholesale distribution channel allows insurance carriers to distribute their products more efficiently. Insurance carriers use wholesale insurance brokers because of their product expertise and distribution capabilities, allowing them to reduce or avoid the infrastructure and personnel costs associated with maintaining relationships with a large number of retail insurance brokerage firms. In some cases, wholesale insurance brokers act as an MGU for an insurance carrier. An MGU generally has authority to bind coverage on behalf of an insurance carrier for a specific type of risk, subject to agreed-upon guidelines and limits. MGUs receive submissions for insurance directly from retail insurance brokers and evaluate, price and make underwriting decisions regarding these submissions and issue policies on behalf of an insurance carrier. An MGU typically does not, however, take underwriting risks for the products that it distributes. Insurance carriers typically create MGU programs for harder-to-place insurance products in niche product lines or industry classes, in cases where historical data indicate that these types of programs can be operated profitably.

The distribution channel for property and casualty insurance products placed through insurance brokers is depicted below:

[1]	This chart illustrates typical transactions in the brokered market for insurance products. Wholesale insurance brokers may also place some standard insurance products, and retail insurance brokers generally also have the ability to directly place some E&S and specialty insurance products.

For group benefit insurance products, retail insurance brokers generally use wholesale insurance brokers to place products for unusual, unique or specific types of coverage.

Although there has been considerable consolidation among brokerage firms, both the retail and wholesale segments of the insurance brokerage industry remain fragmented. The wholesale insurance brokerage segment consists of over 450 firms operating in the United States based on information published by the National Association of Professional Surplus Lines Offices, Ltd. Based on information published in the Journal of Risk and Insurance, in 2004 there were approximately 39,000 independent retail insurance firms in the United States.

Wholesale insurance brokers typically are compensated by commissions paid by the insurance carrier, although they can also receive fees in addition to commissions for placing certain insurance policies. Commissions generally are calculated as a percentage of the gross premium for the underlying insurance policy. Many factors affect commission rates, including the type of insurance, competition among insurance carriers for that type of insurance, the particular insurance carrier involved, market cycles, and the nature of the services provided by the wholesale insurance broker. When retail insurance brokers use wholesale insurance brokers to assist in placing coverage, they will agree how to split commissions paid by the insurance carrier. Historically, insurance carriers have frequently paid a greater commission rate on products distributed through wholesale insurance brokers because of the expertise provided by wholesale insurance brokers and because insurance carriers have lower infrastructure and other distribution costs for products distributed through the wholesale distribution channel. In addition, some wholesale insurance brokers receive contingent commissions that depend on the volume of business they place with a particular company or the profitability of that business.

Competitive Strengths

We believe that our competitive strengths include:

•	Extensive Relationships with Retail Insurance Brokers. We believe that our national operations, product expertise, extensive relationships with insurance carriers and focus on compliance make us an attractive business partner for retail insurance brokers. During 2006, we did business with over 4,500 retail insurance brokerage firms, including substantially all of the 100 largest U.S. retail insurance brokers as identified by Business Insurance in July 2006. We also work with small to mid-size retail insurance brokerage firms, which in many cases do not have direct access to certain of the insurance carriers with which we do business. Our extensive relationships with retail insurance brokers make us an attractive distribution channel for insurance carriers.

•	Established Insurance Carrier Relationships. We have established relationships with over 100 insurance carriers. We believe that many insurance carriers view us as a valued customer because of our expertise, experienced brokers and underwriters and national platform, which enable us to produce a significant amount of business for them. Our access to insurance carriers is key to our business. Through years of experience in the insurance industry, our management has close relationships with the management teams of many insurance carriers at the most senior levels. We understand our insurance carriers’ underwriting preferences for particular lines of business and areas of geographic focus. We believe that the scope of our relationships with insurance carriers and our product knowledge allow us to better serve the needs of retail insurance brokerage clients.

•	Proven and Experienced Brokers and Underwriters. As of December 31, 2006, we employed 221 brokers and underwriters, many of whom have substantial experience in the insurance industry. Our brokers and underwriters typically specialize in either certain product lines or industry classes and have, in many cases, developed close relationships with the insurance carrier underwriters for these product lines and industry classes. We believe we have been able to use our size, diverse product knowledge and extensive relationships with insurance carriers to improve the productivity of our existing brokers and recruit new brokers who can leverage these resources to increase revenues.

•	Seasoned Management Team. Our Chief Executive Officer and division presidents have substantial experience and long-standing relationships developed over an average of 21 years of service in the insurance industry. Our management team draws on its industry experience to identify opportunities to expand our business and collaborate with insurance carriers to help develop products to respond to market trends. Through their extensive relationships in the insurance industry, our management team has contributed to the successful recruitment of key brokers and underwriters to join AmWINS. Having completed nine acquisitions since January 1, 2002, our management team has a proven track record of successfully identifying and structuring acquisitions and integrating the businesses acquired.

•	Business Diversification. The scope of our operations distinguishes us from traditional property and casualty wholesale insurance brokers. By operating in both the group benefits market and the property and casualty market, we believe we are better positioned to detect, analyze and capitalize on opportunities to expand our business than are companies with a more narrow market focus. In addition, our product diversity and ability to provide value-added underwriting, administrative and other services provide us with broader access to insurance carriers and enhance our ability to help retail insurance brokerage firms deliver products that meet the wide-ranging needs of their clients.

•	Efficient Use of Information. We believe the way we collect and analyze information using AmLINK, our proprietary enterprise operating system, will improve the efficiency and productivity of our brokers and underwriters. For example, we can access our database to identify individual insurance carrier underwriters that typically underwrite a specific type of business, making it more likely we can place a particular risk for our customers. We also intentionally capture and store data for business we are unable to place so we can analyze missed opportunities and improve our chances to place this business in the future. We believe that AmLINK allows us to more effectively manage and control our operations.

Key Elements of Our Growth Strategy

Our goal is to achieve superior long-term returns for our stockholders while establishing ourselves as the premier national wholesale distributor of insurance products and services. To accomplish this goal, we intend to focus on the following key areas:

•	Increase Growth by Expanding Distribution. We strive to prudently grow our business by expanding our distribution channels. Since January 1, 2003, we have opened five new offices in our Property & Casualty Brokerage division and hired 124 new brokers, excluding brokers hired in connection with acquisitions. We intend to continue pursuing opportunities to expand into new geographic markets and increase our presence in existing geographic markets. We also seek to expand our business by marketing our diverse product capabilities through targeted advertisements, client seminars and client marketing events.

•	Access New Markets and Products. We are focused on expanding our access to new markets and products to better serve the needs of our retail insurance brokerage clients. For example, because certain admitted insurance carriers will not do business directly with small retail insurance brokerage firms, but will do business with us, we are developing our AmWINS Access platform to provide these brokerage firms with access to a greater variety of standard insurance products. We also are actively working to develop new MGU programs. In our Group Benefits division, we continue to explore opportunities to work with our insurance carrier partners to develop new products that help employers manage the rising cost of health care.

•	Capitalize on Industry Changes. We believe that recent governmental investigations into the insurance industry caused many insurance carriers and large retail insurance brokerage firms to pay greater attention to the intermediaries they use. We believe these carriers and brokerage firms increasingly are seeking to solidify their business relationships with financially stable intermediaries with acceptable reporting, compliance and other administrative systems. Aon, Marsh and Willis all recently sold their wholesale insurance brokerage firms, and we believe that we can use our national platform and organizational structure to build upon our relationships with these and other firms. In addition, we intend to pursue opportunities to distribute retiree health products to employer groups to help them better respond to rising health care costs, an aging U.S. population and changes in the way they are required to account for retiree benefits.

•	Pursue Strategic Acquisitions. We plan to pursue strategic acquisitions that will complement our existing business or potentially expand into new wholesale distribution channels. We have substantial experience in selecting and integrating companies and are positioned to take advantage of acquisition opportunities that arise. We believe that our entrepreneurial culture and centralized administrative support system make us an attractive partner to acquisition targets.

We believe this offering enhances our business profile and ability to structure future acquisitions we decide to pursue.

Products and Services

We distribute our products and provide our services through our three divisions described below:

Property & Casualty Brokerage

Our Property & Casualty Brokerage division provides access to a broad range of specialty property and casualty insurance products. With a national platform of over 20 offices located across the United States, we are involved in the placement of many lines of property and casualty insurance products, including complex, multi-layered property and casualty insurance as well as stand-alone property catastrophe, general commercial liability, commercial automobile liability, automobile physical damage, umbrella/excess liability and excess workers’ compensation insurance. Our casualty products also include a broad range of financial insurance products such as directors’ and officers’ liability, professional liability, and fidelity and surety insurance. We believe our knowledge and experience allow us to assist retail insurance brokers with virtually all types of property and casualty insurance products.

Historically, our Property & Casualty Brokerage division has generated a substantial majority of its commission revenues by distributing insurance products in the E&S lines market. Many of the insurance carriers operating in this market also offer specialized and standard insurance products in the admitted market. One of our key growth strategies is to increase the amount of business we do with admitted insurance carriers through programs such as our AmWINS Access program, which provides small retail insurance brokerage firms with a greater variety of standard insurance products by offering access to additional insurance carriers that do not deal directly with these small firms. Our Property & Casualty Brokerage division also has some binding authority programs for specific types of risk that generally involve small premiums, very limited authority and little flexibility as to price and terms.

In 2006, we earned 47.3% of our revenues in this division from the placement of property insurance products, with the remaining 52.7% attributable to casualty insurance products.

As of December 31, 2006, our Property & Casualty Brokerage division had 494 employees, including 166 brokers.

Specialty Underwriting

Through our Specialty Underwriting division, we operate our stand-alone MGU programs. Under our MGU programs, insurance carriers have authorized us to bind coverage on their behalf, subject to underwriting guidelines, policy limits and pricing parameters that typically are developed by us and our insurance carriers on a collaborative basis and that vary widely from program to program. We have MGU programs with many major property and casualty insurance carriers, including insurers owned by ACE, AIG, Munich American Reinsurance Company, Fireman’s Fund Insurance Company, Lloyd’s of London (Lloyd’s), Markel, Scottsdale Insurance Company and Zurich Financial Services Group (Zurich). Although a component of the commissions we receive for acting as an MGU sometimes depends on the overall profitability of the underlying program, we do not take underwriting risks for any of the insurance products we distribute.

As an MGU, we have underwriting authority from one or more insurance carriers for insurance products in certain product lines or industries. We receive requests for insurance directly from retail insurance brokers. We evaluate the risk based on the information submitted, and if we decide to bind coverage, we price and issue policies on behalf of the insurance carriers that we represent. We typically also bill and collect premiums on behalf of insurance carriers. However, we currently do not administer claims for any of our programs.

Our primary MGU programs currently consist of:

•	Refuse Haulers. We underwrite commercial automobile, general liability and workers’ compensation insurance for refuse haulers. This program has been endorsed since 1987 by the Environmental Industry Association, an international trade association for companies that manage solid and medical waste or manufacture and distribute waste equipment.

•	Storage Tanks. We underwrite pollution liability insurance for businesses with underground and aboveground storage tanks, such as convenience stores, fuel oil dealerships, hospitals, hotels, petroleum distributors and service stations.

•	Apartments and Condominiums. We underwrite property, general liability and umbrella insurance for owners of apartments and condominiums in California.

•	Woodworking. We underwrite primarily property insurance for businesses with woodworking operations, such as sawmills, furniture manufacturers, wood chip mills and wood treatment plants.

•	Welding Distributors. We underwrite all lines of property and liability insurance except workers’ compensation for businesses that supply gas and propane tanks to welders.

•	Pizza Delivery. We underwrite various types of insurance, including property, automobile and workers’ compensation, for businesses that own pizza delivery franchises.

•	Long-Haul Commercial Trucking. We underwrite commercial automobile liability, physical damage and cargo insurance for long-haul trucking carriers.

•	Middle Market Property. We underwrite property insurance for owners of mid-size commercial property.

We use our on-staff actuaries to support our MGU programs. Our actuarial staff provides actuarial and catastrophe management analysis to our insurance carrier partners to help improve the overall profitability of these programs. Our actuaries also monitor the performance of our programs and work with our underwriters and insurance carriers to develop rate tracking mechanisms, pricing models and other underwriting tools. The ability to analyze loss rates for our MGU programs enables us to develop more accurate product pricing and modeling parameters, which we believe makes us an attractive business partner for the insurance carriers that have given us underwriting authority.

One of our strategic goals is to use our existing product expertise and relationships with insurance carriers to develop new MGU programs. We currently are evaluating a number of potential programs. We plan to pursue opportunities to develop or acquire new programs, which may involve recruiting underwriters who have developed niche product expertise as well as strategic acquisitions of businesses that have their own MGU programs.

As of December 31, 2006, our Specialty Underwriting division had 106 employees, including 35 underwriters.

Group Benefits

Through our Group Benefits division, we distribute a range of employee benefit products, including:

•	retiree medical and prescription drug insurance plans, which have represented a significant part of our growth in this division since January 1, 2003;

•	group benefit products designed for member groups, such as trade associations, chambers of commerce, unions and professional organizations; and

•	group benefit products sold by Blue Cross Blue Shield of Rhode Island, which has appointed us as its exclusive general agent for employer groups with 50 or fewer employees.

We also distribute a Medicare-approved prescription drug plan under Part D of the Social Security Act, primarily to employer groups that desire for their Medicare-eligible retirees to participate in an eligible prescription drug plan.

We also provide a range of related services, including:

•	premium administration services for insurance carriers, employers and member organizations;

•	third-party claims administration services for insurance carriers and employer groups;

•	pharmacy benefit management services for insurance carriers, employer groups, unions, member groups and third-party administrators; and

•	other ancillary services, including limited-authority underwriting services for certain insurance carriers.

The following is a list of the products and services offered by our Group Benefits division:

Blue Cross
Blue Shield of
Retiree Products	Member Groups	Rhode Island	Services

• Retiree Medical • Retiree Prescription Drug • Life	• Critical Illness • Dental • Life • Long-Term Disability • Long-Term Care • Retiree Medical • Retiree Prescription Drug • Student Health
•  COBRA
  Administration
•  Flexible Spending
  Accounts
•  Group Dental
•  Group Health
•  Group Life
•  Group Long-Term
  Disability
•  Group Short-Term
  Disability
•  Health Reimbursement
•  Retiree Medical
•  Retiree Prescription
  Drug
•  Voluntary Benefits
•  Individual Long-Term
  Care
• Claims Administration • Premium Administration • Limited-Authority Underwriting • Pharmacy Benefit Management Services

A substantial part of our business in this division involves the placement of retiree medical and prescription drug insurance products. We believe that demand for these insurance products is driven in part by a desire by employers, particularly those with self-funded plans, to control, reduce or eliminate the rising costs of retiree health benefits and the administrative burden of providing these benefits. Using the knowledge we gained over a number of years from placing and administering group benefit plans for member groups, in 2002 we began to focus on distributing a group retiree health benefit product, known as Retiree Benefit Advantage, for companies experiencing financial difficulty. This product allows employers to implement an insured medical/prescription drug plan that may be funded by the employer, its retired employees or both on a shared basis, at attractive group rates. In connection with our entry into this product line, we substantially increased the size and capabilities of our call center to permit us to support this product with an array of administrative services, including plan enrollment and billing and collection, thereby allowing employers to outsource the administration of retiree benefits to us.

Our first significant account for our Retiree Benefit Advantage product was a large public manufacturing company that filed for bankruptcy protection in the second half of 2001. Faced with the prospect of terminating retiree health benefits as a result of its financial difficulties, this company and its non-union retirees elected to acquire a retiree group health insurance plan placed and administered by us. As employers have increasingly sought to control and reduce the cost of retiree benefits in response to the rising cost of health care and the aging of the U.S. population, we have also been able to distribute our retiree health products to financially sound companies and governmental entities that in many cases have elected to replace their self-funded retiree health plans with a group insurance product. We have placed retiree health and prescription drug plans for a number of employer groups, including Aon, Brown University, Brunswick Corporation, Continental Tire North America, Inc., Nationwide Financial Services, Inc., Snap-On Incorporated and Yale New Haven Health System.

The enactment of Medicare Part D under the Social Security Act generally has provided employers with more options regarding prescription drug benefits for retirees age 65 and older. Under Part D of the Social Security Act, effective January 1, 2006 eligible Medicare beneficiaries are able to obtain prescription drug coverage by enrolling in a prescription drug plan or a Medicare Advantage plan (MA-PD) that offers prescription drug coverage. Employers who provide prescription drug benefits to retirees can elect to: (i) continue providing these benefits with no governmental assistance; (ii) implement a plan offering the actuarial equivalent of a Medicare Part D plan with a subsidy payment from the U.S. government; (iii) create their own prescription drug plan or Medicare Advantage plan (MA-PD); (iv) terminate their retiree prescription drug benefits; or (v) supplement coverage available to Medicare-eligible retirees through an independent prescription drug plan or a Medicare Advantage plan (MA-PD).

As a result of the Medicare Modernization Act, insurance products that cover prescription drug benefits for Medicare-eligible individuals now compete with the entitlement program created under Part D of the Social Security Act. We believe the Medicare Modernization Act generally has resulted in the development of new insurance products available for employers that desire to continue to offer their retired employees access to prescription drug benefits. We distribute a prescription drug plan designed specifically for employer groups as well as customized insurance products that permit employers to supplement the benefits available to their retired employees through an independent prescription drug plan or Medicare Advantage plan (MA-PD).

We also place and administer a wide array of group benefit products for member organizations. These products are acquired by national, regional and local member groups that frequently do not have the capability or desire to administer these plans and that seek ways to make membership in their organizations more appealing. Through our relationships with our insurance carrier partners, we are able to help design customized group benefit plans to respond to the varying needs of these organizations.

We are able to handle virtually all aspects of administering the types of group benefit products that we place, including plan enrollment, eligibility, billing, collection and claims administration. We have made a substantial investment in a call center that we use to provide assistance and support for the plans we administer. We provide administrative services to both insurance carriers and employers for plans that we distribute as well as plans distributed by others. We currently administer retiree health plans for over 800 employer groups and 74 member groups. In addition, in April 2006 we acquired Communitas, which provides third-party claim administrative services primarily for self-insured group health plans. As of December 31, 2006, Communitas administered plans covering more than 100,000 lives.

One advantage of providing administrative services for the retiree health plans we distribute is that it increases the likelihood that we will remain the wholesale insurance broker for the plan. After an employer has outsourced the administration of a retiree health plan, it is more difficult to re-establish the ability to administer the plan internally or to transition the plan to a new outsourced provider. The costs, administrative burden and confusion that such a switch could create among an organization’s retirees all create potential customer retention advantages for us.

As of December 31, 2006, our Group Benefits division had 307 full-time employees, including 20 brokers.

Acquisition Strategy

We seek opportunities to acquire companies whose businesses would complement, expand upon or diversify our current operations. We often are familiar with the owners or management of acquisition targets before we initiate discussions with them. We believe that our operating philosophy makes us an attractive business partner because it offers the management team of acquisition targets access to the resources of a large national firm without losing the entrepreneurial freedom of a small firm. We believe our technology, marketing, finance and other resources as well as our long-standing relationships in key markets are appealing to the owners and managers of wholesale distribution firms.

We are experienced in acquiring companies. Since January 1, 2002, we have acquired nine businesses. We perform due diligence on all acquisition targets, and we evaluate their ongoing business operations and key business drivers. Our due diligence efforts typically involve the assistance of our actuarial staff to evaluate the business and product risks associated with acquisition targets.

We generally consider a variety of factors in negotiating acquisitions, including cash flow, rates of return and strategic fit. Frequently, we require that part of the purchase price be deferred or subject to an earnout to align the interests of the sellers with ours and to protect us from post-acquisition uncertainties. We typically retain management of the firms that we acquire to continue to oversee the day-to-day sales operations of the acquired business. Our acquisition contracts, which typically include employment agreements for the key brokers and underwriters involved in the acquired business, generally subject the former owners and key brokers and underwriters of the business being acquired to various restrictions, including non-competition and non-solicitation covenants. After an acquisition has been completed, we integrate the acquired company’s accounting and other systems into our company-wide systems.

There are certain risks inherent in pursuing growth through acquisitions. Accordingly, we can give no assurance that we will be successful in identifying, acquiring or integrating businesses that enhance our business or results of operations or otherwise perform as we expect. See “Risk Factors — Risks Related to Our Business and Industry — If we are unable to successfully acquire or integrate acquired businesses, or if they do not perform as we expect, our competitiveness, operating results and financial condition could be harmed.”

Operations

As of December 31, 2006, we had 33 offices located across the United States. Substantially all of our Property & Casualty Brokerage offices operate under the “AmWINS Brokerage” brand name. Most of the Specialty Underwriting and Group Benefits businesses continue to operate under their original names because of their close association with the products they have distributed for a number of years.

Although our operations are spread across the United States, we adhere to a “one firm” philosophy, with the intent that our employees and customers view us as one firm nationally. Substantially all of our operations are connected through a centralized IT system. We have centralized substantially all of our human resources, marketing, finance, merger and acquisition, legal, licensing, compliance and risk management operations. We also provide our businesses with technical, underwriting and regulatory support. We have implemented our enterprise operating system, AmLINK, to centralize the majority of our premium collection, accounting and administrative functions in our Charlotte service center and a satellite service center in Chicago. Although we have focused on centralizing our administrative operations, we remain committed to our decentralized sales and product development culture to provide our brokers with greater flexibility to adapt to the changing needs of their customers.

Sales and Marketing

Virtually all of our sales and marketing efforts are directed at developing and maintaining relationships with retail insurance brokers and key employees of insurance carriers who underwrite the products that we distribute. We seek to develop new business with retail insurance brokers who can benefit from our expertise and access to insurance carriers. We also strive to maintain frequent contact with key insurance carrier underwriting personnel so that we understand their product preferences and they understand our distribution capabilities.

Our decentralized sales culture provides our brokers with the entrepreneurial freedom and flexibility they need to better serve their clients and detect client-specific opportunities for new business. Our sales efforts are driven by individual brokers and underwriters under the direction of the management of our offices, practice groups and divisions. We foster an environment that recognizes and rewards cooperation among our brokers. We believe our ability to work in teams helps us better compete for large and complex accounts.

We support our localized sales efforts through a national marketing program. Our marketing department works closely with each division’s management team to develop a marketing strategy that best suits each division. We market ourselves through trade publications, trade shows, trade seminars and other events sponsored by us, as well through our website and other sales and marketing materials.

Clients

During 2006, we placed business for more than 4,500 retail insurance brokerage firms of varying sizes, ranging from large, multinational retail insurance brokers such as Aon, Marsh and Willis to small, one-office firms. We have entered into agreements with Aon, Marsh and Willis under which they have appointed us on a national basis to work with them. Although we do business with all of the large, national retail insurance brokerage firms, we derive a substantial part of our business from mid-size retail insurance brokers. In 2006, our 10 largest retail insurance brokerage clients represented approximately 29.1% of our consolidated revenues.

Willis accounted for approximately 15.0% and 12.8% of our revenues for the years ended December 31, 2005 and 2006, respectively. If we lose Willis as a retail insurance brokerage client or there is a substantial reduction in the volume of business we do with Willis, our business and operating results would be materially harmed.

In connection with our acquisition of Stewart Smith Group from Willis, we entered into a business agreement with Willis that: (i) requires Willis to name us as the broker of record for each policy placed by us for Willis, unless Willis determines that naming us as the broker of record is not in the best interest of its client; (ii) requires Willis to engage us for the placement and renewal of an insurance policy acquired by a client of Willis for which we are the broker of record, unless Willis determines that the engagement of us is not in the best interest of the client; (iii) requires Willis and us to negotiate and reach an agreement on a case-by-case basis regarding how to share commissions paid in connection with the placement of insurance policies by us for Willis, and if we are unable to agree, generally provides terms on which we share commissions with Willis; (iv) requires Willis to provide us with 10-days’ advance notice if it determines to use another brokerage firm for this business; and (v) prohibits Willis from using certain designated brokers of Stewart Smith Group who terminate their employment with us and accept employment with any of our competitors. The agreement expires on April 13, 2009, and will renew for successive one-year periods after that date unless either party provides notice of non-renewal to the other party. In addition, either party may terminate the agreement if the other party materially breaches any provision of the agreement.

Insurance Carriers

We have been appointed to do business with over 100 insurance carriers, including large insurance carriers operating internationally as well as smaller insurance carriers operating in the United States. Our five largest insurance carriers in terms of total premiums placed during 2006 by us were ACE, AIG, Alleghany, Lloyd’s and Zurich.

We periodically review the performance, financial health and ratings of all insurance carriers with which we do business, and we generally advise our clients against doing business with any insurance carrier failing to maintain a financial strength rating of at least “A−” and a financial size category of at least “VII” (often expressed together in a manner such as “A−, VII”) from A.M. Best.

For the years ended December 31, 2005 and 2006, approximately 11.5% and 9.3%, respectively, of our revenues were derived from insurance policies provided by AIG. If AIG terminated or significantly reduced the amount of business we place with it, we would need to locate other insurance carriers to underwrite this business, which would increase our expenses and could result in the loss of market share while we located other insurance carriers for this business.

In our Specialty Underwriting division, we act as an MGU for insurance carriers that have given us authority to bind coverage on their behalf. Our MGU programs are governed by contracts between us and the insurance carriers that have given us authority to bind insurance under the program. These contracts typically can be terminated by the insurance carrier with very little advance notice. The termination of any of our MGU programs, or a change in the terms of any of these programs, could harm our business and operating results.

Competition

The wholesale insurance brokerage industry is highly competitive, and a number of firms actively compete with us for clients and access to insurance carriers. Our competition includes other wholesale insurance brokerage firms, some of which are owned by large retail insurance brokerage firms, banks or financial service companies, as well as retail insurance brokerage firms and insurance companies. Some of our primary competitors are owned by our clients, and some have substantially greater resources than we have.

The largest competitors of our Property & Casualty Brokerage division are Swett & Crawford, CRC, Crump and RPS. We believe that, in terms of aggregate premiums placed, we currently are comparable in size to Swett & Crawford and CRC and larger than Crump and RPS, based on information published by Business Insurance. In this division, we also compete with a number of smaller wholesale insurance brokers. Our Property & Casualty Brokerage division competes for clients on the basis of product knowledge, access to insurance carriers and markets and quality of client service. We believe that some property and casualty insurance carriers and large retail insurance brokerage firms are becoming more attentive to the compliance systems and financial position of the wholesale insurance brokers they use. We believe this development may cause these firms to decrease the number of wholesale insurance brokers they use, which may benefit firms like ours that have invested in and maintain compliance systems and procedures. We believe our size, scope of operations, product diversity and infrastructure enable us to compete favorably in our markets.

Our Specialty Underwriting division competes with a variety of sources for standard and specialized insurance products that provide coverage similar to the types of products we distribute. In many cases, our competitors are other insurance carriers that provide these products. In addition, we frequently compete with small to mid-size wholesale distribution firms that provide products that are similar to the products offered by our MGU programs. We believe the largest MGU firms in the United States are Victor O. Schinnerer & Co., Inc, a subsidiary of Marsh, K&K Insurance Group, a subsidiary of Aon, Arrowhead General Insurance Agency, Inc. and U.S. Risk Insurance Company, Inc., most of which we believe are substantially larger than our Specialty Underwriting division. Our MGU programs compete for clients on the basis of product coverage and pricing.

Although there are no large national wholesale insurance brokerage firms with which our Group Benefits division regularly competes, our Group Benefits division competes with a variety of other businesses, including retail insurance brokers that distribute products similar to the types of products we distribute, insurance carriers that distribute these products directly through retail insurance brokers or to insured parties, benefit consultants that are able to assist in the distribution of these products and a number of other companies that provide group benefit administrative services. Our Group Benefits division competes for clients on the basis of product design and pricing, product knowledge and ability to provide ancillary administrative services, as well as the cost of these services.

Governmental Regulation

Our insurance brokerage and administrative service activities are subject to regulation and supervision by state authorities. These requirements are generally designed to protect insured parties by establishing minimum standards of conduct and practice. Although the scope of regulation and form of supervision may vary from state to state, insurance laws generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. Generally, in every state in which we do business as an insurance broker, we are required to be licensed or to have received regulatory approval to conduct business. In addition, most states require that our employees who engage in brokerage activities in that state be licensed personally. We also are required in many states to report, collect and remit surplus lines taxes to state taxing authorities for insurance policies placed in the E&S lines market. The laws and regulations regarding the calculation of surplus lines taxes vary significantly from state to state, and it can be difficult and time consuming to determine the amount of surplus lines taxes due to a particular state, especially for insurance policies covering risks located in more than one state. From time to time, we and our licensed employees are subject to inspection by state governmental authorities with regard to our compliance with state insurance laws and regulations and the collection of surplus lines taxes. We also are affected by the governmental regulation and supervision of insurance carriers. For example, if we act as an MGU for an insurance carrier, we may be required to comply with laws and regulations affecting the insurance carrier. Moreover, regulation affecting the insurance carriers with which we place business can affect how we conduct operations. Our Group Benefits division also generally is required to be licensed in states in which it provides administrative services.

Laws and regulations vary from state to state and are always subject to amendment or interpretation by regulatory authorities. These authorities have substantial discretion as to the decision to grant, renew and revoke licenses and approvals. Our continuing ability to do business in the states in which we currently operate depends on the validity of and continued good standing under the licenses and approvals pursuant to which we operate. More restrictive laws, rules or regulations may be adopted in the future that could make compliance more difficult and expensive or adversely affect our business. See “Risk Factors — Risks Related to Our Business and Industry — We are subject to governmental regulation and supervision, and increased costs of compliance or failure to comply with applicable laws and regulations could increase our expenses, restrict our growth and limit our ability to conduct our business.”

Employees

As of December 31, 2006, we employed 976 employees. None of our employees is represented by a labor union. We believe that our relationship with our employees is good.

Legal Proceedings

In the ordinary course of our business, we are involved in various claims and legal proceedings relating to our business. We maintain errors and omissions and employee practices insurance that is intended to cover many of these claims. Based on information currently available and discussions with legal counsel, our management does not believe that any pending or threatened proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Properties

Our headquarters are located in Charlotte, North Carolina. We own no real property, and lease all space for our office locations throughout the United States. We believe that our offices are in good condition and adequate for our current needs. If necessary, we expect that suitable additional space will be available as required.

MANAGEMENT

Executive Officers and Directors

The following table presents information concerning the persons who will be our executive officers and directors upon the completion of this offering:

Name	Age	Position

M. Steven DeCarlo	49	President and Chief Executive Officer; Director
Scott M. Purviance	37	Chief Financial Officer, Vice President and Secretary
Samuel H. Fleet	46	President — Group Benefits Division
J. Scott Reynolds	42	President — Specialty Underwriting Division
Mark M. Smith	53	President — Property & Casualty Brokerage Division
David W. Dabbs	45	General Counsel
Kristin L. Downey	34	Director of Human Resources
Joseph E. Consolino	40	Director
Brian P. Golson	36	Director
John W. Long	51	Director
Marc R. Rubin	33	Director
John C. Rutherford	57	Director

M. Steven DeCarlo has served as President and Chief Executive Officer of AmWINS since December 2000. Prior to joining AmWINS, Mr. DeCarlo held various management positions with Royal & SunAlliance USA, Inc. from 1988 to 2000, including Senior Vice President for Business Insurance (1998-2000) and Executive Vice President and Chief Financial Officer of Royal Specialty Underwriting Inc., Royal & SunAlliance’s excess and surplus division (1988-1998). He has served on the AmWINS board of directors since he joined AmWINS in December 2000.

Scott M. Purviance has been the Chief Financial Officer, Vice President and Secretary of AmWINS since July 2001. Previously, Mr. Purviance was Vice President of Finance for the Business Insurance Division of Royal & SunAlliance USA, Inc. (1999-2001) and was employed by PricewaterhouseCoopers LLP in the insurance services group within the Assurance and Business Advisory Services (ABAS) practice (1992-1999).

Samuel H. Fleet has served as President of our Group Benefits division since April 2004. Mr. Fleet founded National Employee Benefit Companies, Inc. (NEBCO) and related companies and served as the principal executive officer of these companies until they were acquired by us in July 2000. Mr. Fleet has continued to serve as President of NEBCO since that time.

J. Scott Reynolds has served as President of our Specialty Underwriting division since April 2006. Mr. Reynolds formerly served as Chief Actuary of AmWINS from July 2002 to April 2006. Prior to joining AmWINS, Mr. Reynolds worked as Actuarial and Pricing Manager of the Business Insurance Division of Royal & SunAlliance USA, Inc. (1999-2002).

Mark M. Smith has served as President of our Property & Casualty Brokerage division since April 2005. Prior to that time, Mr. Smith served as the Chief Executive Officer and President of Stewart Smith Group from December 1999 to April 2005, when we acquired Stewart Smith Group. From 1990 to 1999, Mr. Smith served in various other executive positions with Stewart Smith Group and its affiliates.

David W. Dabbs has served as General Counsel of AmWINS since September 2006. Prior to joining AmWINS, Mr. Dabbs was engaged in the private practice of law for over 16 years. From 1997 to 2006, Mr. Dabbs was a partner in the firm of Robinson, Bradshaw & Hinson, P.A.

Kristin L. Downey has served as Director of Human Resources of AmWINS since December 2002. Prior to joining AmWINS, Ms. Downey was employed by PricewaterhouseCoopers LLP, where she spent five years in the Assurance and Business Advisory Services (ABAS) practice and two years as the Recruiting Manager for the Carolinas ABAS and Tax practice.

Joseph E. Consolino has served as a director of AmWINS since December 2006. Since March 2006, Mr. Consolino has served as Executive Vice President and Chief Financial Officer of Validus Holdings, Ltd., a reinsurer based in Bermuda. From 1998 until joining Validus Holdings, Mr. Consolino served as a Managing Director in the investment banking division of Merrill Lynch. Mr. Consolino also currently serves on the board of directors of National Interstate Corporation.

Brian P. Golson has served as a director of AmWINS since October 2005. Mr. Golson is a Partner at Parthenon Capital, LLC. Prior to joining Parthenon Capital, LLC in 2002, Mr. Golson was the Chief Financial Officer and Vice President of Operations at Everdream Corporation, a software company headquartered in Fremont, California.

John W. Long was elected as a director of AmWINS in January 2007. Since June 2003, Mr. Long has served as Chief Executive Officer of First Advantage Corporation (First Advantage), a business services and consulting firm based in St. Petersburg, Florida. From 1990 to June 2003, Mr. Long served in various positions with subsidiaries of First American Corporation (First American), which owns a majority of the outstanding stock of First Advantage. From 1993 to 2000, Mr. Long was president and chief executive officer of First American Real Estate Information Services, Inc., a subsidiary of First American that provides financial and information services to the mortgage lending industry. From March 2000 until June 2003, Mr. Long was Chief Executive Officer of HireCheck, Inc., a background screening company formerly owned by First American that is now a wholly owned subsidiary of First Advantage.

Marc R. Rubin has served as a director of AmWINS since October 2005. Mr. Rubin is a Principal of Parthenon Capital, LLC, which he joined in 2000. Prior to joining Parthenon Capital, LLC, Mr. Rubin was a Principal at The Parthenon Group, a strategic advisory firm.

John C. Rutherford has served as a director of AmWINS since October 2005. Mr. Rutherford is a founder and Managing Partner of Parthenon Capital, LLC and is co-founder and former Chairman of The Parthenon Group. Before founding The Parthenon Group in 1998, Mr. Rutherford was a director of Bain & Company.

Board of Directors

Our board of directors currently consists of six directors, four of whom have been appointed pursuant to the operating agreement of Holdings, which currently entitles Parthenon HoldCo to designate a majority of our directors. We expect to amend these provisions in connection with the consummation of this offering to provide that our board of directors will consist of such number of directors as determined by our board and elected by our stockholders in accordance with our bylaws.

Only two of our current directors, Mr. Consolino and Mr. Long, are “independent” as defined under the rules of the NYSE for purposes of board membership generally and for purposes of service on our Compensation, Audit and Governance Committees. Our board of directors has considered, and does not believe, that Mr. Consolino’s prior employment with Merrill Lynch, including his past service as an advisor to us in connection with certain acquisition and other strategic transactions, impairs his independence as a board member or prospective committee member. Under the phase-in provisions of the NYSE rules relating to the governance of companies such as AmWINS that are listing in conjunction with an initial public offering, we have a period of 12 months from the completion of this offering to comply with the rule that a majority of our directors be “independent” within the meaning of the NYSE rules. In addition, the phase-in rules require that our Compensation, Audit and Governance Committees include at least one “independent” director at the time of initial listing upon completion of this offering, that a majority of the members of these committees be independent within 90 days of initial listing and that all members of these committees be independent within 12 months of initial listing. We intend to restructure our board of directors and key committees to comply with these independence requirements as soon as possible, but in no event later than the NYSE phase-in deadlines.

Controlled Company

Upon the completion of this offering, because Parthenon HoldCo will own more than 50% of the voting power of AmWINS, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Although we do not currently intend to rely upon any of the “controlled company” exemptions from the NYSE corporate governance standards, we cannot assure you Parthenon HoldCo’s influence or other factors will not result in our reliance on these exemptions. See “Risk Factors — Risks Related to this Offering — Our principal stockholder may have interests that are different from yours and, therefore, make decisions that are adverse to your interests” and “— Upon completion of this offering, we expect to be a “controlled company” within the meaning of the NYSE rules, which would qualify us for exemptions from certain corporate governance requirements. If we choose to rely on these exemptions, our stockholders will not have all of the same protections as stockholders of companies that are subject to all of the NYSE corporate governance requirements.”

Committees of the Board of Directors

Our board of directors will establish three committees: an Audit Committee, a Compensation Committee and a Governance Committee.

Audit Committee.  The primary function of our Audit Committee will be to assist our board of directors in overseeing our accounting and financial reporting processes generally, the audits of our financial statements and our systems of internal controls regarding finance and accounting. Our Audit Committee’s responsibilities will include:

•	selecting and overseeing our independent registered public accounting firm;

•	reviewing the qualifications, performance and independence of our independent registered public accounting firm;

•	approving all audit and non-audit services rendered by our independent registered public accounting firm;

•	reviewing our annual and quarterly financial statements with our management and independent registered public accounting firm;

•	reviewing the integrity and adequacy of our financial reporting processes;

•	reviewing and resolving any disagreements between our management and our independent registered public accounting firm in connection with the preparation of our financial statements;

•	establishing procedures for the confidential, anonymous submission by our employees of concerns or complaints regarding questionable accounting or auditing matters;

•	reviewing and approving all related party transactions involving us and our directors and executive officers; and

•	preparing any report of the Audit Committee that the SEC requires us to include in our annual proxy statements or other filings.

We will, within the time period required by the NYSE rules described above, appoint independent directors to our Audit Committee as required by the rules of the SEC and the listing standards of the NYSE, including the financial literacy requirements. Our board of directors will adopt a written charter of our Audit Committee, which will be posted on our website on or before the completion of this offering.

Compensation Committee.  Our Compensation Committee’s primary function will be to assist our board of directors in determining compensation paid to our executive officers and directors. Its responsibilities will include:

•	reviewing and recommending compensation plans in which our executive officers and directors participate;

•	overseeing our executive compensation programs;

•	approving the compensation paid to our chief executive officer and directors;

•	reviewing and administering our equity-based compensation plans; and

•	preparing any report of the Compensation Committee that the SEC requires us to include in our annual proxy statements or other filings.

We will appoint independent directors, within the meaning of the NYSE listing standards, to serve on our Compensation Committee within the time period required by the NYSE. Our board of directors will adopt a written charter for our Compensation Committee, which will be posted on our website on or before the completion of this offering.

Governance Committee.  Our Governance Committee will assist our board of directors regarding matters involving our corporate governance. Its responsibilities will include:

•	identifying, evaluating and recommending candidates for appointment and reelection to our board of directors;

•	evaluating the composition, size and governance of our board of directors;

•	reviewing and recommending changes, as needed, to our corporate governance principles;

•	conducting or overseeing periodic evaluations of the board of directors and management; and

•	reviewing compliance with our code of ethics.

We will appoint independent directors to serve on our Governance Committee as required by the NYSE listing standards. Our board of directors will adopt a written charter for our Governance Committee, which will be posted on our website on or before the completion of the offering.

Compensation Committee Interlocks and Insider Participation

We will appoint directors to our Compensation Committee who have never been employed by us as an officer or employee. None of our executive officers has ever served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors.

Compensation of Directors

In 2006, we did not pay our directors any compensation for service as directors. We did, however, reimburse directors for out-of-pocket expenses they incurred in connection with their attendance at meetings of the board of directors. We have agreed in principle to amend our advisory services agreement with PCap (an affiliate of Parthenon Capital), such that after completion of this offering, PCap will receive a director services fee of $50,000 per quarter so long as a Parthenon Capital-affiliated director serves on our board, subject to a maximum fee of $400,000. We have also agreed to reimburse PCap for certain expenses incurred by Parthenon-affiliated directors who serve on our board. See “Related Party Transactions — Parthenon Advisory Services Agreement.”

Prior to completion of this offering, we intend to adopt a director compensation plan to compensate our directors who are neither our employees nor Parthenon Capital-affiliated directors. Under this plan, each such director will receive an annual retainer of $25,000, quarterly meeting fees of $1,500 for meetings of the board of directors and a fee of $1,000 per meeting of each committee on which such director serves. In addition, the chairman of the Audit Committee will receive an annual retainer of $10,000, the chairman of the Compensation Committee will receive an annual retainer of $5,000 and the chairman of the Governance Committee will receive annual retainer of $2,500. Participating directors may elect to receive all or any portion of their annual and chairman’s retainers, if any, in cash or our common stock, valued as of the closing market value of our shares on the date of grant. In addition, each such director will, upon joining the board, receive a grant of options to purchase 15,000 shares of our common stock, with an exercise price generally equal to the closing market price on the date of grant. However, options granted to independent directors who join our board of directors prior to the completion of our initial public offering, including Mr. Consolino and Mr. Long, will be exercisable at the initial public offering price of our shares. These options will vest in three equal annual installments beginning on the first anniversary of the date of grant. Each such director will receive a new grant of options to purchase an additional 15,000 shares of our common stock, subject to similar exercise and vesting terms, on the third anniversary of the commencement of service on our board of directors. Equity grants due under our director compensation plan will be satisfied through grants under a new equity incentive plan we intend to implement prior to the consummation of our initial public offering.

Executive Compensation

Compensation Discussion and Analysis

Overview

Our company-wide compensation policy is generally performance-based, with a substantial component of compensation paid to our brokers and underwriters based on the volume of revenue they generate. Certain of our division presidents, who are “named executive officers” in the Summary Compensation Table below, are similarly entitled to additional payments based on the performance of their division, as discussed below. See “— Components of Compensation; Annual Cash Bonuses.” The compensation of most of our other named executive officers is the product of fully negotiated compensation terms that reflect our private equity owner’s subjective assessment of their unique value to our company.

Historically, our executive compensation program generally, and specific executive officer compensation arrangements, have reflected the following factors:

•	Since we were formed in 1998, we have been owned by private equity firms, and the compensation paid to certain of our executive officers reflects negotiations between these firms and officers. Until October 27, 2005, the date of the Recapitalization, Pegasus and related investment funds owned a majority of the outstanding equity of Holdings, our parent company. In connection with the Recapitalization, Parthenon HoldCo acquired a controlling interest in Holdings and negotiated employment agreements with our President and Chief Executive Officer and Chief Financial Officer.

•	In connection with our acquisition of certain businesses, we have negotiated employment agreements with the key managers of these businesses, some of whom are currently named executive officers. These negotiations typically reflected our judgment regarding the volume of business generated by the acquired businesses and our subjective assessment of the relative importance of these managers to the overall success of these businesses. In one case, we have renegotiated the employment agreement with a key manager to modify the performance-based mix of his compensation to provide additional incentive payments upon achievement of certain levels of performance.

•	As we have grown, we have been required to recruit additional executive officers to join our company. The overall amounts and mix of compensation paid to these officers primarily reflect negotiations with them in connection with their recruitment. Although in some cases we have relied on available data regarding the level of compensation paid by other companies to persons with similar responsibilities, we have not engaged a third-party compensation consultant to assist us with any of these negotiated recruitments.

To date, our board of directors, subject to the control of our private equity owner, generally has reviewed and approved the material terms of compensation arrangements with our named executive officers, with significant input from our President and Chief Executive Officer regarding the compensation of other officers. In connection with our initial public offering, we will establish a Compensation Committee that will oversee the terms and conditions of our executive compensation program and the compensation arrangements of our senior executive officers.

As indicated above, we have employment agreements with many of our executive officers, and the compensation paid to these officers largely is determined by the terms of their respective employment agreements. See “— Employment Agreements.” Although these employment agreements generally require us to pay severance compensation if these executive officers are terminated under certain circumstances and limit our flexibility to adjust the compensation paid to these officers, we believe we derive substantial value from these arrangements from having non-competition and non-solicitation provisions with these executive officers. For executive officers who do not have employment agreements, we determine an appropriate level and type of compensation with substantial input from our President and Chief Executive Officer as well as review by our board of directors.

Our objective as it relates to our executive compensation program is to offer compensation packages that will attract and retain highly qualified, knowledgeable and seasoned executive officers and to reward them for their contributions to the development of our business.

Components of Compensation

Our compensation program consists of three basic components:

•	Base Salaries;

•	Annual Cash Bonuses; and

•	Equity Awards.

Base Salaries.  We believe base salaries are an essential element of a competitive compensation program to attract and retain qualified executives. For those executive officers who have employment agreements, we pay base salaries in accordance with the terms of these agreements. For executive officers without employment agreements, we pay compensation initially in accordance with terms negotiated upon hire and thereafter based on our assessment of their relative responsibilities, contributions and performance.

Annual Cash Bonuses.  We believe the payment of cash bonuses is consistent with our performance-based compensation philosophy and provides meaningful incentives and reward opportunities for performance that benefits our business. Cash bonuses paid to some of our executive officers, including our President and Chief Executive Officer and Chief Financial Officer, are within the discretion of our board of directors under the terms of their employment agreements, subject to certain minimum bonus amounts if we are in compliance with the terms of our senior secured credit facilities and any other material debt agreements. For 2006, we intend to pay the minimum amount of bonuses to these executive officers. Annual bonuses paid to certain other executive officers are paid at the discretion of our board of directors and generally reflect a number of subjective considerations, including the performance of our company overall and the contributions of these executives during the period.

A substantial part of total compensation paid to the presidents of our Property & Casualty Brokerage division and Group Benefits division is performance-based compensation that is determined based on the overall performance of these divisions. These named executive officers can earn a substantial amount of performance-based compensation, but only if their respective divisions perform at a high level. The President of our Group Benefits division is entitled to receive a bonus based on the amount by which levels of EBITDA margin and growth in net revenues of this division exceed pre-determined targets. These targets, which were established in 2003 in conjunction with the most recent negotiation of this officer’s employment agreement, require performance consistently in excess of the prior year’s results. Similarly, the President of our Property & Casualty Brokerage division is entitled to receive an annual bonus of up to 200% of his base salary, based on the satisfaction of certain predetermined EBITDA goals for this division, as determined by our board of directors. These targets require performance in excess of annual budgeted levels in order to result in any payout and were not met for 2006.

Equity Ownership.  We believe equity ownership provides appropriate long-term incentives to our executives and aligns their interests with those of our other equity holders. All of our executive officers own a substantial equity interest in Holdings, our current parent company. Certain of these officers acquired their equity interest in us when we acquired the firms with which they previously were employed.

In March 2002, we established an equity compensation program for our President and Chief Executive Officer and Chief Financial Officer under which these officers were awarded “profits-only” interests in Holdings. These awards generally vested over a period of three years and entitle these executive officers to receive their pro rata share of distributions from Holdings in excess of $25.0 million. In connection with our acquisition of Stewart Smith Group, we entered into a similar arrangement with the President of our Property & Casualty Brokerage division under which he will be entitled to receive his pro rata share of distributions from Holdings in excess of $151.0 million. This award vests over five years.

We have adopted the 2002 Stock Option Plan, and we have awarded options under this plan to certain executive officers who otherwise did not have a meaningful equity interest in our company. These options generally vest over a period of five years, subject to the officer’s continued employment, and have all been granted at option prices that are no less than our determination of the value of our common stock at the time of the award. We believe these options will benefit these executive officers only to the extent there is appreciation in the value of our common stock. We intend to adopt a new equity compensation plan in connection with this offering.

In connection with the Recapitalization, we also implemented an equity incentive program under which selected employees, including certain of our executive officers, received performance based “profits-only” interests in Holdings that entitle them to share in the value of Holdings on a pro rata basis if and to the extent that Parthenon HoldCo has received distributions from Holdings in excess of certain predetermined amounts. These incentive awards generally vest over a period of five years, subject to the continued employment of our executive officers. See “— Holdings Equity Compensation Arrangements.”

Section 162(m)

Section 162(m) of the Internal Revenue Code limits publicly held companies to an annual deduction for federal income tax purposes of $1.0 million for compensation paid to their chief executive officer and the four other highest compensated executive officers determined at the end of each year. Under a special rule that applies to corporations that become public through an initial public offering, this limitation in Section 162(m) generally will not apply to compensation that is paid under the 2002 Stock Option Plan and any other compensation plan described in the “Management” section of this prospectus before the first meeting of our stockholders in 2010 at which directors will be elected.

Performance-based compensation that meets certain requirements, including stockholder approval, is excluded from this limitation under Section 162(m). In general, compensation qualifies as performance-based compensation under Section 162(m) if (i) it is conditioned on the achievement of one or more pre-established, objective performance goals, (ii) such goal or goals are established by a committee of the board of directors consisting solely of two or more independent directors and (iii) the material terms of the performance goals under which the compensation is payable are disclosed to, and subsequently approved by, the corporation’s stockholders prior to payment. Although awards granted under the plans described above are temporarily exempt from the limitations of Section 162(m), our board and Compensation Committee will consider the future impact of Section 162(m), along with other relevant considerations, in designing and administering our compensation plans. However, compensation actions may not always qualify for tax deductibility under Section 162(m) or other favorable tax treatment to us.

Summary Compensation Table

The following summary compensation table sets forth information concerning the cash and non-cash compensation earned by, awarded to or paid to our principal executive officer, our principal financial officer and each of our three other most highly compensated executive officers during the year ending December 31, 2006. We refer to these officers as our “named executive officers” in other parts of this prospectus.

Summary Compensation Table

							Change in
							Pension Value and
							Nonqualified
						Non-Equity	Deferred
				Stock		Incentive Plan	Compensation	All Other
Name and		Salary	Bonus	Awards		Compensation	Earnings	Compensation
Principal Position	Year	($)	($)	($)		($)	($)	($)		Total

M. Steven DeCarlo	2006	$720,000	$280,000	$105,823	(1)	—	—	$32,460	(2)	$1,138,283
President and
Chief Executive Officer
Samuel H. Fleet	2006	300,000	—	19,240	(1)	$1,981,602	$2,407	18,600	(3)	2,321,849
President of
Group Benefits division
Mark M. Smith	2006	750,000	—	298,167	(4)	—	—	39,366	(5)	1,087,533
President of Property &
Casualty Brokerage division
Scott M. Purviance	2006	300,000	110,000	28,551	(1)	—	47	15,254	(6)	453,852
Vice President and
Chief Financial Officer
J. Scott Reynolds	2006	230,000	30,000	14,120	(1)	—	—	12,804	(7)	286,924
President of Specialty
Underwriting division

(1)	These amounts include performance-based “profits-only” interests that Holdings agreed to issue in connection with the Recapitalization, which were issued in the third quarter of 2006. These interests are evidenced by Class B units, Class C units, Class D units and Class E units of Holdings that participate in distributions from Holdings on a pro rata basis if and to the extent that Parthenon HoldCo has received distributions from Holdings representing an annualized compounded internal rate of return on its investment in Holdings in excess of 10% (for Class B units), 20% (for Class C units), 30% (for Class D units) and 40% (for Class E units). Mr. DeCarlo received 137,500 of each class of these units, Mr. Purviance received 37,500 of each class of these units, Mr. Fleet received 25,000 of each class of these units and Mr. Reynolds received 18,750 of each class of these units. Of these grants, 23.33% were vested as of December 31, 2006, and the remainder will vest at the rate of 1 2/3% per month through October 2010. The assumptions made in valuing these units are set forth in Note 11 to our audited consolidated financial statements at and for the year ended December 31, 2006 included elsewhere in this prospectus.

(2)	This amount includes the following: a $15,000 automobile allowance; $5,400 of country club membership dues; a $6,600 matching contribution to Mr. DeCarlo’s 401(k) account; and $5,460 we paid for life and disability insurance.

(3)	This amount includes the following: a $6,000 automobile allowance; $6,000 of country club membership dues; and a $6,600 matching contribution to Mr. Fleet’s 401(k) account.

(4)	This amount represents a portion of “profits-only” interests issued by Holdings in April 2005 to Mr. Smith that vested during 2006. These interests are evidenced by Class Z units of Holdings and entitle Mr. Smith to receive a pro rata share of distributions made by Holdings in excess of approximately $151 million. In accordance with the terms of an exchange agreement between Holdings and Mr. Smith, 33.33% of these units were vested as of December 31, 2006, and the remainder will continue to vest at the rate of 1 2/3% per month through April 2010. The assumptions made in valuing these units are set forth in Note 11 to our audited consolidated financial statements at and for the year ended December 31, 2006 included elsewhere in this prospectus.

(5)	This amount includes the following: a $15,860 automobile allowance; $9,131 of country club membership dues; a $4,375 matching contribution to Mr. Smith’s 401(k) account; and $10,000 in reimbursement of personal legal expenses incurred by Mr. Smith in connection with the negotiation of his employment agreement with us.

(6)	This amount includes the following: $5,520 of country club membership dues; a $6,600 matching contribution to Mr. Purviance’s 401(k) account; and $3,134 we paid for life and disability insurance.

(7)	This amount includes the following: $6,204 of country club membership dues; and a $6,600 matching contribution to Mr. Reynolds’ 401(k) account.

As discussed above in “— Compensation Discussion and Analysis,” the base salaries, bonuses, and perquisites payable to our named executive officers and reflected in the Summary Compensation Table above are largely determined by the provisions of their respective employment agreements. See “— Employment Agreements” below for further information regarding the terms of these employment agreements.

Holdings Equity Compensation Arrangements

Prior to this offering, all of our outstanding capital stock was held by Holdings. From time to time, Holdings has issued incentive equity awards to certain members of our management team and other employees, including the following:

•	“Profits-only” interests issued by Holdings in March 2002 to M. Steven DeCarlo, our President and Chief Executive Officer, and Scott M. Purviance, our Vice President, Chief Financial Officer and Secretary. These interests are evidenced by Class Y units of Holdings, 656,000 of which are held by Mr. DeCarlo and 164,000 of which are held by Mr. Purviance. The Class Y units entitle Messrs. DeCarlo and Purviance to receive their respective pro rata shares of distributions made by Holdings in excess of $25 million. These units vested over the three-year period following the date of grant.

•	“Profits-only” interests issued by Holdings in April 2005 to Mark M. Smith, President of our Property & Casualty Brokerage division. These interests initially were evidenced by 319,922 Class Z units of Holdings. In December 2006, Holdings redeemed 32,500 of these units for nominal consideration, leaving Mr. Smith with an outstanding balance of 287,422 Class Z units. These units entitle Mr. Smith to receive a pro rata share of distributions made by Holdings in excess of approximately $151 million. In accordance with the terms of an exchange agreement between Holdings and Mr. Smith, these units vest over the five-year period following the date of grant.

•	Restricted units issued in the second quarter of 2006 by Holdings to certain non-executive officer employees of AmWINS. These units consist of common units of Holdings, which generally participate in all distributions from Holdings on a pro rata basis. These units vest in full in one installment on January 1, 2011.

•	Performance-based “profits-only” interests that Holdings agreed to issue in connection with the Recapitalization, which were issued in the third quarter of 2006 to certain members of our management team, including certain of the named executive officers. These interests are evidenced by Class B units, Class C units, Class D units and Class E units of Holdings. These incentive units participate in distributions from Holdings on a pro rata basis if and to the extent that Parthenon HoldCo has received distributions from Holdings representing an annualized compounded internal rate of return on its investment in Holdings in excess of 10% (for Class B units), 20% (for Class C units), 30% (for Class D units) and 40% (for Class E units). In general, 20% of these units vested on October 27, 2006, and the remainder vest ratably over a four year period thereafter. Mr. DeCarlo received 137,500 of each class of these units, Mr. Purviance received 37,500 of each class of these units, Mr. Fleet received 25,000 of each class of these units and Mr. Reynolds received 18,750 of each class of these units.

In our consolidated financial statements, we record compensation expense in accordance with SFAS No. 123(R) for the unit awards that were granted or vest on or after January 1, 2006.

In addition, in the second quarter of 2006, Holdings implemented a Unit Purchase Plan pursuant to which selected key employees who are “accredited investors,” as defined in Regulation D adopted under the Securities Act, were offered the opportunity to acquire common units in Holdings for $15.29 per unit. In accordance with the terms of the Unit Purchase Plan, employees who elected to participate in the Unit Purchase Plan received a loan from AmWINS for 50% of the purchase price. The full amount of interest and principal on this loan is payable in full in one installment on the fifth anniversary of the date these notes were issued. All of our executive officers who purchased units under the Unit Purchase Plan have repaid in full all amounts outstanding under their notes. The note receivable has been recorded in prior periods against the total amount of equity recorded.

Immediately prior to the completion of this offering, the outstanding units of Holdings, including the units discussed above, were as follows:

No. of Units
Class of Unit	Outstanding

Common Units	11,175,409
Class B Units	343,750
Class C Units	343,750
Class D Units	343,750
Class E Units	343,750
Class Y Units	820,000
Class Z Units	287,422

Total Units	13,657,831

In connection with this offering, Holdings will distribute approximately     % of the outstanding shares of our common stock to the holders of common units, Class Y units and Class Z units. The remaining outstanding shares of our common stock will continue to be held by Holdings pending the final determination of the amounts payable to the holders of Class B, Class C, Class D and Class E units.

The following table provides information regarding awards of equity and non-equity incentive plan compensation to our named executive officers during the year ended December 31, 2006. For more information regarding the Class B, C, D and E units in Holdings listed in the table, see “— Holdings Equity Compensation Arrangements” above.

Grants of Plan-Based Awards

			Estimated Future	Estimated Future
			Payouts Under Non-	Payouts Under	Grant Date
			Equity Incentive	Equity Incentive	Fair Value of
			Plan Awards	Plan Awards(1)	Stock and
	Grant	Approval	Target	Target	Option Awards
Name	Date	Date(2)	($)	(#)	($)

M. Steven DeCarlo	7/28/06	4/17/06	—	137,500 Class B Units	$259,521
	7/28/06	4/17/06		137,500 Class C Units	124,229
	7/28/06	4/17/06		137,500 Class D Units	51,229
	7/28/06	4/17/06		137,500 Class E Units	18,550
Samuel H. Fleet	7/28/06	4/17/06	$1,981,602 (3)	25,000 Class B Units	47,186
	7/28/06	4/17/06		25,000 Class C Units	22,587
	7/28/06	4/17/06		25,000 Class D Units	9,314
	7/28/06	4/17/06		25,000 Class E Units	3,373
Mark M. Smith	—	—	—	—	—
Scott M. Purviance	9/29/06	9/29/06	—	6,250 Class B Units	11,557
	7/28/06	4/17/06		31,250 Class B Units	58,982
	9/29/06	9/29/06		6,250 Class C Units	5,158
	7/28/06	4/17/06		31,250 Class C Units	28,234
	9/29/06	9/29/06		6,250 Class D Units	1,942
	7/28/06	4/17/06		31,250 Class D Units	11,643
	9/29/06	9/29/06		6,250 Class E Units	631
	7/28/06	4/17/06		31,250 Class E Units	4,216
J. Scott Reynolds	9/29/06	9/29/06	—	6,250 Class B Units	11,557
	7/28/06	4/17/06		12,500 Class B Units	23,593
	9/29/06	9/29/06		6,250 Class C Units	5,158
	7/28/06	4/17/06		12,500 Class C Units	11,294
	9/29/06	9/29/06		6,250 Class D Units	1,942
	7/28/06	4/17/06		12,500 Class D Units	4,657
	9/29/06	9/29/06		6,250 Class E Units	631
	7/28/06	4/17/06		12,500 Class E Units	1,686

(1)	All equity incentive awards shown in this table are “profits-only” interests evidenced by Class B units, Class C units, Class D units and Class E units of Holdings and were issued in the third quarter of 2006. See Note 1 to the Summary Compensation Table and “— Holdings Equity Compensation Arrangements” for further information regarding the terms of these units. The assumptions made in valuing these units are set forth in Note 11 to our audited consolidated financial statements at and for the year ended December 31, 2006.

(2)	The difference between the date these awards were approved and their grant date is due to a lapse of time between the approval date and the time that award documents were finalized and executed to evidence these awards.

(3)	Mr. Fleet’s bonus opportunity for 2007 is determined under NEBCO’s Management Bonus Plan, as described in Mr. Fleet’s employment agreement, and is based on the extent to which target levels of EBITDA margin (as defined in the agreement) and growth in net revenues (as defined in the agreement) are met. Because the formula for determining Mr. Fleet’s 2007 bonus is the same formula that was used to determine his 2006 bonus, the amount shown here represents the amount of bonus Mr. Fleet would earn for 2007 under the Management Bonus Plan assuming that NEBCO’s 2007 results with respect to these performance measures were the same as in 2006.

The following table provides information with respect to unexercised options, unvested stock, and outstanding equity incentive plan awards for the named executive officers as of December 31, 2006.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards						Stock Awards
Equity
										Equity		Incentive
										Incentive		Plan Awards:
				Equity						Plan		Market or
				Incentive						Awards:		Payout
				Plan Awards:					Market	Number of		Value of
	Number of		Number of	Number of			Number of		Value of	Unearned		Unearned
	Securities		Securities	Securities			Shares or		Shares or	Shares,		Shares,
	Underlying		Underlying	Underlying			Units of		Units of	Units or		Units or
	Unexercised		Unexercised	Unexercised	Option		Stock That		Stock That	Other Rights		Other Rights
	Options		Options	Unearned	Exercise	Option	Have Not		Have Not	That Have		That Have
	(#)		(#)	Options	Price	Expiration	Vested		Vested	Not Vested		Not Vested
Name	Exercisable		Unexercisable	(#)	($)	Date	(#)		($)	(#)		($)

M. Steven DeCarlo	75,000	(1)	—	—	$30.78	1/1/11				421,674	(2)	(3)
Samuel H. Fleet	—		—	—	—	—				76,668	(2)	(3)
Mark M. Smith	—		—	—	—	—	191,624	(4)	(3)			(3)
Scott M. Purviance	—		—	—	—	—				115,002	(2)	(3)
J. Scott Reynolds	50,000	(5)	—		12.09	4/24/13				57,501	(2)	(3)

(1)	This amount represents fully vested options to acquire Holdings common units.

(2)	These amounts represent performance-based “profits-only” interests of Holdings evidenced by equal amounts of Class B units, Class C units, Class D units and Class E units of Holdings. See Note 1 to the Summary Compensation Table. This unvested portion of the grants, representing 76.67% of the entire grants, will continue to vest at the rate of 1 2/3% per month through October 2010.

(3)	As “profits-only” interests, the value of which is determinable only after distributions to Holdings exceed certain thresholds, the payout value of these units is undeterminable until these distributions occur. See “— Holdings Equity Compensation Arrangements.”

(4)	This amount represents “profits-only” interests issued by Holdings in April 2005 to Mr. Smith. This unvested portion of the grant, representing 66.67% of the entire outstanding grant, will continue to vest at the rate of 1 2/3% per month through April 2010.

(5)	This amount represents fully vested options to acquire shares of our common stock.

The following table shows information regarding the exercise of options by, and the vesting of restricted stock held by, our named executive officers during the year ending December 31, 2006.

Option Exercises and Stock Vested

	Option Awards				Stock Awards
	Number of				Number of
	Shares		Value		Shares		Value
	Acquired on		Realized on		Acquired on		Realized on
	Exercise		Exercise		Vesting		Vesting
Name	(#)		($)		(#)		($)

M. Steven DeCarlo	—		—		128,326	(1)	(2)
Samuel H. Fleet	—		—		23,332	(1)	(2)
Mark M. Smith	29,100	(3)	$95,448	(4)	57,484	(5)	(2)
Scott M. Purviance	—		—		34,998	(1)	(2)
J. Scott Reynolds	—		—		—		(2)

(1)	These aggregate numbers represent equal amounts of “profits-only” Class B, C, D and E units in Holdings that vested in 2006. See Note 1 to the Summary Compensation Table above.

(2)	As “profits-only” interests, the value of which is determinable only after distributions to Holdings exceed certain thresholds, the value of these units is undeterminable until these distributions occur. See “— Holdings Equity Compensation Arrangements.”

(3)	These represent common units in Holdings.

(4)	This amount is based on an assumed value of $15.29 per common unit, as determined for purposes of other transactions in common units most closely preceding the time of exercise of these options.

(5)	These represent “profits-only” Class Z units in Holdings that vested during 2006. See Note 4 to the Summary Compensation Table above.

The following table sets forth information for the year ending December 31, 2006 for the named executive officers with respect to our suspended nonqualified deferred compensation plan.

Nonqualified Deferred Compensation

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions	Contributions	Earnings in	Withdrawals/	Balance at
	in Last FY	in Last FY	Last FY	Distributions	Last FYE
Name	($)	($)	($)	($)	($)

M. Steven DeCarlo	—	—	—	—	—
Samuel H. Fleet	—	—	$2,407	—	$61,533
Mark M. Smith	—	—	—	—	—
Scott M. Purviance	—	—	47	—	47
J. Scott Reynolds	—	—	—	—	—

Equity Compensation Arrangements

2002 Stock Option Plan

In 2002, we adopted the American Wholesale Insurance Group, Inc. 2002 Stock Option Plan (2002 Stock Option Plan). The purpose of the plan is to allow eligible persons who provide services to us to acquire a proprietary interest in us as an incentive to continue their employment or service. Persons eligible to participate in this plan are our employees, non-employee members of our board of directors or the board of directors of any of our subsidiaries and consultants and other independent advisors who provide services to us. The plan permits us to grant options to purchase up to           shares of our common stock. Upon completion of this offering, we will suspend the 2002 Stock Option Plan, after which time no additional options will be granted under the plan. This action will not affect options that are currently outstanding under the 2002 Stock Option Plan. As of December 31, 2006, we had issued options to acquire an aggregate of           shares of our common stock under this plan at exercise prices ranging from $      per share to $      per share, with a weighted average exercise price of $      per share. No named executive officer other than Mr. Reynolds holds any of these options.

The 2002 Stock Option Plan permits us to grant incentive stock options, which are options that comply with the requirements of Section 422 of the Internal Revenue Code, and non-statutory options that do not meet the requirements of Section 422. We are permitted to grant incentive stock options only to our employees. We may grant non-statutory stock options to anyone who is eligible to participate in the plan. To date, all options granted under the plan have been non-statutory options.

Our board of directors currently administers the plan. The board of directors is authorized to determine who will receive options under the plan and the terms and conditions of option grants. The board also has the power to (1) accelerate the date upon which options become exercisable, including in connection with a transaction or series of transactions that results in a change in control of AmWINS; (2) interpret the plan; (3) make all determinations under the plan; and (4) amend the plan.

The maximum term of the options under the 2002 Stock Option Plan is 10 years. Upon exercise of an option, the exercise price must be paid in cash, by certified, bank or cashier’s check or in such other manner as permitted by the board of directors, which may include the surrender of shares of common stock or other unexercised options held by the optionee.

  2007 Stock Incentive Plan

In March 2007, we adopted the 2007 Stock Incentive Plan (2007 Stock Incentive Plan) to further align the interests of eligible participants with those of our company and stockholders by enabling participants to acquire or increase their proprietary interest in our company and to reward improvements in our performance in a manner consistent with increased stockholder value.

The following is a summary of the material terms of the 2007 Stock Incentive Plan, which is qualified in its entirety by the complete terms of the plan, a copy of which will be filed as an exhibit to the Registration Statement of which this prospectus is a part.

The 2007 Plan provides for the grant of stock options intended to qualify as incentive stock options, or ISOs, under Section 422 of the Code, nonqualified stock options, or NSOs, that are not intended to qualify as ISOs, stock appreciation rights, or SARs, restricted stock, restricted stock units, or RSUs, performance units, cash awards and other equity-related awards. These awards are described in more detail below.

  Shares Available for Issuance

An aggregate of           shares of our common stock are authorized for issuance under the 2007 Stock Incentive Plan. In addition, the following sublimits apply with respect to specific types of awards that may be issued under the 2007 Stock Incentive Plan:

•	no more than shares of common stock may be issued under the plan pursuant to options intending to qualify as ISOs (as described below), and the aggregate fair market value of shares of common stock for which one or more awards of ISOs become exercisable for the first time during any calendar year may not exceed $100,000 for any individual;

•	no more than shares of common stock may be issued under the 2007 Stock Incentive Plan pursuant to awards of restricted stock; and

•	for awards intended to be Qualifying Awards (as described below) for purposes of exemption from the deduction limitations of Section 162(m) of the Internal Revenue Code (the Code), (1) no more than shares of common stock may be awarded to any participant in any fiscal year and (2) no more than an aggregate of $ in cash and property other than common stock (valued at fair market value) may be paid or delivered pursuant to awards to any participant in any fiscal year.

The limitations described above, as well as the number, class (if applicable) and exercise price per share in effect with respect to each outstanding award shall be adjusted to preserve the value of awards in the event of any stock splits, stock dividends, recapitalizations, share combinations or exchanges, extraordinary distributions, split-ups or spin-offs or similar changes. These adjustments will be binding and conclusive.

The Compensation Committee of our board of directors or any other committee that the board may designate from time to time (the Committee) also may make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events affecting us or any of our affiliates, our financial statements or those of any of our affiliates, or of changes in applicable accounting principles, laws, rules, rulings, regulations or other requirements of any governmental body or applicable securities exchange or trading market. These adjustments may include, but are not limited to, the substitution or assumption of awards, the acceleration of the exercisability of, lapse of restrictions on or termination of awards, or the allowance of time to exercise awards prior to the occurrence of such events. Such adjustments may also provide for a cash payment in consideration of the cancellation of an award.

Share Counting

In calculating the maximum number of shares issuable under the 2007 Stock Incentive Plan, the following rules apply:

•	shares actually delivered to a participant or beneficiary in satisfaction of an award will count against the maximum number of shares issuable under the plan and any applicable sublimits on particular types of awards;

•	shares subject to an award that is terminated, forfeited or canceled without delivery of stock to a participant will not count against the maximum share limits under the plan and will again be available for issuance; and

•	shares not delivered to a participant because the award is settled in cash or because the shares are used to pay the exercise of the award or the withholding taxes associated with the award will not be counted against the maximum share limits and will again be available for issuance.

Notwithstanding these share counting rules, in no event will undelivered shares increase the maximum number of shares that may be granted under the 2007 Stock Incentive Plan as ISOs.

In connection with the election of Joseph E. Consolino and John W. Long to our board of directors, we granted each of these individuals nonqualified options to acquire 15,000 shares of our common stock at the initial public offering price per share for our common stock in this offering. These options vest in three equal annual installments over the three-year period following the date on which these individuals were elected to our board of directors (December 19, 2006 for Mr. Consolino and January 19, 2007 for Mr. Long). No other awards have been made under the 2007 Stock Incentive Plan.

Term

Awards may be made under the 2007 Stock Incentive Plan until the earlier of such time as no more shares of our common stock are available for issuance under the plan or March   , 2017.

Administration

Subject to the terms of the plan and applicable law, the Committee has sole authority and discretion to administer the 2007 Stock Incentive Plan. This authority includes the power to:

•	select the participants to whom awards may be made under the plan;

•	determine the types and amounts of awards made to participants;

•	determine the terms and conditions of awards, including any exercise price, vesting conditions, restrictions or limitations, payments, rights or other matters to be calculated in connection with any awards, any deferred payment arrangements regarding awards, and any acceleration of vesting or waiver of forfeiture under any award;

•	determine whether, and if so, what, performance criteria must be met as a condition to receipt of any award, and determine and certify whether any applicable performance criteria have been met;

•	modify, amend or adjust the terms and conditions of any award, including modifications, amendments or adjustments to take advantage of changes in tax laws or regulations or in the event the actual tax consequences of an award differ from originally anticipated consequences;

•	determine the circumstances and methods by which an award may be settled in cash, common stock, or other securities or property;

•	determine the circumstances under which awards may be canceled, forfeited or suspended;

•	adopt, alter and repeal the administrative rules, guidelines and practices governing the plan;

•	interpret, administer, reconcile any inconsistency in, and correct any default in or supply any omission in, the terms and provisions of the plan and any award or other document or communication under the plan; and

•	otherwise oversee the administration of the plan and take any other action the Committee deems necessary or desirable for the administration of the plan.

Except to the extent prohibited by applicable law or any stock exchange or trading market on which our common stock is then primarily listed or traded, our board of directors may exercise all powers of the Committee under the 2007 Stock Incentive Plan from time to time, or the Committee may delegate all or any portion of its responsibilities and powers to any one or more of its members or to any person or persons selected by the Committee. All decisions made pursuant to the exercise of these powers will be final and binding on all persons, including AmWINS and all participants.

Eligible Participants

Eligible participants include all employees, non-employee members of our board of directors or members of the boards or similar governing body of any of our subsidiaries, and consultants or other independent advisors who provide services to us or any of our subsidiaries.

Types of Awards

Options.  Except as otherwise established by the Committee at the time of grant and set forth in the applicable award agreement, all stock options awarded under the 2007 Stock Incentive Plan must have an exercise price at least equal to the fair market value of our common stock on the date the options are granted. Options may be subject to vesting and such other terms as determined by the Committee in its discretion and set forth in the individual award agreements.

The exercise price of an option may be paid in such consideration as the Committee deems appropriate, including cash, common stock or a combination thereof.

Two types of options may be awarded under the 2007 Stock Incentive Plan: options intended to qualify as ISOs under Section 422 of the Internal Revenue Code, and options not intended to qualify as ISOs. The following special rules apply to ISOs: ISOs may be awarded only to employees; the exercise price of an ISO may not be less than 100% of the fair market value per share of our common stock on the grant date of the ISO or, if such ISO is awarded to an owner of 10% or more of the total combined voting power of all classes of our common stock, not less than 110% of such fair market value; the aggregate fair market value of shares of common stock (determined as of the respective grant date(s)) for which one or more awards of ISOs become exercisable for the first time during any calendar year may not exceed $100,000 for any individual; and the term of the ISO may not exceed ten years, or five years for owners of 10% or more of the total combined voting power of all classes of our common stock.

Stock Appreciation Rights.  An SAR entitles a participant to receive value equal to the excess of the fair market value of a specified number of shares of common stock over the exercise price established for the SAR, with cash payable to the extent that any fraction of a share would be issuable. SARs may be subject to such terms and conditions, including vesting, as determined by the Committee and set forth in the individual award agreement. Except as otherwise established by the Committee at the time of grant and set forth in the applicable award agreement, in no event may the exercise price of an SAR be less than the fair market value of the SAR on the date of grant.

Restricted Stock and Restricted Stock Units.  Restricted stock is a grant of a specified number of shares of common stock, subject to such restrictions, risk of forfeiture, vesting or other conditions as the Committee may determine. A restricted stock unit is the right to receive a future grant of a specified number of shares of common stock, subject to such restrictions, conditions, risk of forfeiture, or vesting conditions as the Committee may determine. Unlike holders of restricted stock units, holders of restricted stock will have all rights of a stockholder with respect to the shares of restricted stock granted, except as otherwise provided in the applicable award agreement.

Performance Units.  Performance units entitle a participant to receive a specified value, established by the Committee at the time of the award, based on the extent to which specific performance goals are achieved. Performance units are subject to such terms and conditions as determined by the Committee, including the establishment of specified performance goals for a specified performance period as described below under “Performance Based Compensation.” The performance unit is not earned unless and until the specified performance goals are attained. The value of performance units may be measured by the fair market value of our common stock or any other maximum dollar value established by the Committee, and may be settled in either cash or common stock, as determined by the Committee.

Other Discretionary Awards.  The Committee may, in its sole discretion, grant and determine the terms and conditions of other awards that are denominated or payable in, valued in whole or in part by reference to or otherwise based on or related to our common stock or factors that may influence the value of our common stock. These awards may include, but are not limited to, convertible or exchangeable debt securities, other rights convertible or exchangeable into our common stock, common stock purchase rights, awards with value and payment contingent upon our performance or that of specified subsidiaries, affiliates or other business units or other factors determined by the Committee. The Committee also may, in its sole discretion, grant cash awards independent of, or as an element of or supplement to any other award granted under the 2007 Stock Incentive Plan. The Committee may also, in its sole discretion, grant common stock as a bonus or may grant other awards in lieu of our obligations or those of our subsidiaries to pay cash or deliver other property under the 2007 Stock Incentive Plan or under other plans or compensatory arrangements.

Performance-Based Compensation

For any awards that are intended to be “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code (a Qualifying Award), (1) no more than           shares of common stock may be awarded to any participant in any fiscal year and (2) no more than an aggregate of $     in cash and property other than common stock (valued at fair market value) may be paid or delivered pursuant to awards to any participant in any fiscal year. The right to receive or retain any award granted as a Qualifying Award (other than an Option or SAR) will be conditioned on the achievement of specified performance goals during a calendar year or performance period established by the Committee. Performance goals will be established in writing by the Committee prior to the beginning of each performance period, or in any event no later than the time permitted for the establishment of such goals by Section 162(m).

Performance goals may vary from participant to participant and award to award, and will be based upon the attainment of specific amounts of, or increases in, one or more of the following: the fair market value of our common stock, revenues, sales, operating income, cash flow, earnings before income taxes, net income, cash net income, earnings per share, stockholders’ equity, return on equity, EBITDA, operating efficiency, economic value added, return on investment or capital, return on assets, share price, profitability or profit margins, market share, working capital, accounts receivable, operating efficiency or strategic business objectives consisting of one or more objectives based on meeting specified cost or expense targets, business expansion goals and goals relating to acquisitions or divestitures, all whether applicable to us or any relevant subsidiary or business unit or entity in which we have a significant investment, or any combination thereof as the Committee may deem appropriate. Each performance goal may be expressed on an absolute or relative basis, may be based on, or otherwise employ, comparisons based on internal targets, our past performance or the past or current performance of other companies, and may provide for the inclusion, exclusion or averaging of specified items in whole or in part, such as realized gains or losses on strategic investments, discontinued operations, extraordinary items, accounting changes, and unusual or nonrecurring items, and, in the case of earnings-based measures, may use or employ comparisons relating to capital, stockholders’ equity or shares outstanding, assets or net assets. Prior to the payment of any award granted as a Qualifying Award, the Committee will certify in writing that the performance goals were satisfied.

The Committee may exercise negative discretion to reduce or eliminate a Qualifying Award even if the applicable performance goals have been met.

Termination of Employment

The Committee will determine the consequences to awards under the 2007 Stock Incentive Plan of a participant’s death, disability, retirement or other termination of employment of service. These consequences will be set forth in the individual award agreements or as the Committee may otherwise determine.

Transferability of Awards

A participant may transfer options awarded under the 2007 Stock Incentive Plan by will or the laws of inheritance. In addition, at the discretion of the Committee, a participant may transfer options by gift or other transfer other than for value to any of the following:

•	the participant’s immediate family;

•	a trust in which either the participant or the participant’s immediate family members have more than 50% of the beneficial interest;

•	an entity in which the participant or participant’s immediate family members own more than 50% of the voting interests; or

•	such other transferees as permitted by the Committee.

Exchange and Buy Out — Limits on Repricing

The Committee may at any time offer to exchange or buy out any previously granted award for a payment in cash, shares of common stock, or other awards or property. However, the repricing of outstanding options or SARs without stockholder approval is expressly prohibited to the extent such approval would be required under the rules of the New York Stock Exchange or any other stock exchange or trading market on which our common stock is then primarily listed or traded.

Amendment and Termination of Plan and Awards

The Committee may suspend or terminate the 2007 Stock Incentive Plan at any time. The Committee may also amend or modify the 2007 Stock Incentive Plan, except that it may not, without stockholder approval, adopt any amendment that would be prohibited by applicable laws, regulations or stock exchange requirements absent stockholder approval.

The Committee also may amend, modify, suspend, cancel, terminate, discontinue or waive any conditions or rights under any award, award agreement or related documents in any manner, either prospectively or retroactively; provided, however, that, except as set forth in the Plan or otherwise provided in the applicable award agreement, no such amendment, modification, alteration, suspension, discontinuation, cancellation or termination that would materially impair the rights of any participant under any outstanding award will be effective to that extent without the consent of the impaired participant or the representative or beneficiary of the affected participant.

Change of Control

The Committee may, in its sole and absolute discretion and on such terms and conditions as it may establish, determine that prior to or in connection with the consummation of a Change of Control (as defined in the 2007 Stock Incentive Plan), any or all outstanding awards become fully exercisable or vested. The Committee also may, in its discretion, cancel any outstanding awards in exchange for a payment in cash or securities equal to the “in the money” value represented by the difference between the exercise price associated with the award and the amount offered to holders of our common stock in the change of control transaction. Unless otherwise determined by the Committee, upon consummation of a Change of Control in which AmWINS is not the surviving entity, all outstanding options and SARs, to the extent not exercised or vested, will terminate and cease to be outstanding, except to the extent expressly assumed by the successor entity (or parent thereof), and all unvested restricted stock, restricted stock units and performance units will be forfeited and cancelled.

Unless otherwise determined by the Committee, upon consummation of a change of control (as defined in the plan) in which AmWINS is the surviving entity, all awards will remain outstanding in full force and effect on the same terms and conditions.

The 2007 Stock Incentive Plan defines a “change of control” as the occurrence of any of the following events, unless otherwise provided in the applicable award agreement, and not including events occurring prior to or in connection with our initial public offering:

•	the date on which any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act)), other than Holdings, Parthenon HoldCo and their affiliates becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 35% of the combined voting power of the then-outstanding voting securities of our company; provided, however, that such event will not be deemed to be a change of control by virtue of any acquisition of our voting securities by us or any subsidiary of ours, by any employee benefit plan (or related trust) we or any of our subsidiaries sponsor or maintain or by any underwriter temporarily holding securities pursuant to an offering of such securities; or

•	the date on which (i) we merge with any other entity, (ii) we enter into a consolidation, a statutory share exchange or other similar transaction with another entity, or (iii) we convey, transfer or lease all or substantially all of our assets to any person; provided, however, that in the case of subclauses (i), (ii) and (iii), a change of control will not be deemed to have occurred if, immediately following such transaction, all or substantially all of the individuals and entities who were the beneficial owners of our outstanding voting securities immediately prior to the consummation of such transaction continue to beneficially own more than 50% of the combined voting power of our company or the resulting entity in substantially the same proportions as their ownership of voting securities immediately before such transaction.

Employment Agreements

M. Steven DeCarlo

In March 2007, we entered into an amended and restated employment agreement with Mr. DeCarlo that provides for his employment as our President and Chief Executive Officer. Either AmWINS or Mr. DeCarlo can terminate his employment for any reason on 30 days’ written notice. For the calendar year 2006, Mr. DeCarlo’s base salary was $720,000. Under the employment agreement, Mr. DeCarlo also receives certain perquisites, which are included in the Summary Compensation Table. In addition, Mr. DeCarlo is eligible to receive an annual bonus in the amount of $280,000 so long as at the time of payment, AmWINS is in compliance with the financial covenants in its senior credit facilities and in any other material loan or debt financing agreement, and the payment would not result in a default under such loan agreements. Mr. DeCarlo also is entitled to receive all employee benefits generally available to executives of AmWINS. The agreement requires Mr. DeCarlo to comply with restrictive covenants relating to non-competition, non-solicitation, no-hire and confidentiality for specified periods following termination of his employment.

Upon any termination of employment, Mr. DeCarlo is entitled to receive all accrued but unpaid base salary and benefits, any accrued but unused vacation pay, any other amounts or benefits owed under employee benefit plans and any unreimbursed business expenses. In addition, if we terminate Mr. DeCarlo’s employment without “cause” (as defined in the agreement) or if he terminates his employment for “good reason” (as defined in the agreement), he is entitled to:

(1) continued payment of his base salary (including club dues and automobile allowance) for a period of 12 months following the date of termination;

(2) to the extent permitted by our employee benefit plans, comparable health insurance and benefits for him and his dependents for a period of two years from the date of termination (at active employee rates); and

(3) on the date the annual bonus would be paid, a pro rata portion of the bonus through the termination date.

If employment terminates as a result of Mr. DeCarlo’s death, in addition to the benefits described in this paragraph, his beneficiary will also receive the proceeds of a life insurance policy with an aggregate benefit of not less than $3,000,000. If Mr. DeCarlo’s employment terminates as a result of his “disability” (as defined in the agreement), he will be entitled to receive, in addition to the benefits described above, the proceeds of an insurance policy with an aggregate benefit of $1,000,000.

Pursuant to the employment agreement, in 2006 Holdings awarded Mr. DeCarlo 137,500 Class B units, 137,500 Class C units, 137,500 Class D units and 137,500 Class E units. Twenty percent of the units vested on October 27, 2006, and the remaining units are vesting monthly on a pro rata basis through October 27, 2010. In the event of Mr. DeCarlo’s death, his estate would receive an additional six months of vesting.

Scott M. Purviance

We entered into an employment agreement with Mr. Purviance in September 2005 to provide for his employment as our Chief Financial Officer. Either AmWINS or Mr. Purviance can terminate his employment for any reason on 30 days’ written notice. For calendar year 2006, Mr. Purviance’s base salary was $300,000. Mr. Purviance also is entitled to country club membership dues, up to a maximum monthly amount of $500. In addition, Mr. Purviance is eligible to receive an annual incentive bonus in an amount of up to $110,000, as determined by our board of directors, and after this offering, by the Compensation Committee. Mr. Purviance also is entitled to receive all employee benefits generally available to executives of AmWINS. The employment agreement requires Mr. Purviance to comply with restrictive covenants relating to non-competition, non-solicitation, no-hire and confidentiality for specified periods following termination of his employment.

Upon any termination of employment, Mr. Purviance is entitled to receive all accrued but unpaid base salary and benefits, any accrued but unused vacation pay, any other amounts or benefits owed under employee benefit plans and any unreimbursed business expenses. In addition, if we terminate Mr. Purviance’s employment without “cause” (as defined in the agreement) or as a result of his death or disability, or if he terminates his employment for “good reason” (as defined in the agreement), he would be entitled to continued payment of his base salary (including club dues) for a period of 12 months following the date of termination and, to the extent permitted by our plans, comparable health insurance and benefits for him and his dependents for that one-year period (at active employee rates).

Pursuant to the employment agreement, in 2006 Holdings awarded Mr. Purviance 37,500 Class B units, 37,500 Class C units, 37,500 Class D units and 37,500 Class E units. Twenty percent of the units vested on October 27, 2006, and the remaining units are vesting monthly on a pro rata basis through October 27, 2010.

Samuel H. Fleet

In May 2003, our subsidiary, NEBCO, entered into an employment agreement with Mr. Fleet providing for his employment as NEBCO’s President. The original term of Mr. Fleet’s employment agreement expired on June 30, 2006. Pursuant to the renewal terms of the agreement, the term was extended to June 30, 2007, and the agreement will continue to renew for successive one-year renewal terms unless either we or Mr. Fleet provides notice of non-renewal at least 90 days prior to the expiration date. Mr. Fleet’s base salary for calendar year 2006 was $300,000. Mr. Fleet’s salary will increase each year as mutually determined by Mr. Fleet and NEBCO, subject to a minimum annual increase of 5% in base salary. Under the employment agreement, Mr. Fleet also is entitled to additional payments for country club membership dues, up to a maximum monthly amount of $500, and actual expenses incurred in connection with the ownership or lease and maintenance of his automobile, up to a monthly maximum of $500. Mr. Fleet also is entitled to participate in any other employee benefit made available during the term of his employment to persons performing similar services for NEBCO and its affiliates and in equity plans of NEBCO or AmWINS in which similarly situated executive officers are eligible to participate. Mr. Fleet also participates in NEBCO’s Management Bonus Plan, under which he is eligible for an annual cash bonus. Under the Management Bonus Plan, an annual bonus pool is established based on exceeding certain financial targets. These targets are currently specified levels of EBITDA margin (as defined in the agreement) and growth in net revenues (as defined in the agreement). Mr. Fleet is eligible for one-third of the bonus pool, as well as the remainder after other participants are paid their discretionary bonuses. The agreement requires Mr. Fleet to abide by restrictive covenants relating to non-competition, non-solicitation and confidentiality for specified periods following termination of his employment.

If AmWINS consummates a “change of control” (as defined in the agreement) transaction during the term of Mr. Fleet’s employment and either the agreement is not assumed by the acquiring entity, or during the one-year period following the change of control, Mr. Fleet’s employment is terminated other than for “cause” (as defined in the agreement) or by reason of death or permanent disability, or Mr. Fleet terminates his employment for “good reason” (as defined in the agreement), then Mr. Fleet is entitled to a lump-sum payment equal to his then-current base salary for one year.

NEBCO can terminate Mr. Fleet’s employment at any time and for any reason, with or without cause. If Mr. Fleet resigns without “good reason” or NEBCO terminates his employment for cause or as a result of his death or permanent disability, Mr. Fleet or his estate, as applicable, is entitled to his base salary received through the date of termination. In the event of a termination as a result of Mr. Fleet’s death or disability, NEBCO must also pay a pro rata portion of his bonus for the year. In the event NEBCO terminates Mr. Fleet’s employment without “cause” or Mr. Fleet terminates his employment for “good reason,” Mr. Fleet is also entitled to receive continued payment of his base salary for one year.

If NEBCO terminates Mr. Fleet’s employment without cause or Mr. Fleet terminates his employment for good reason, Mr. Fleet will be entitled to his base salary for a period of one year after the date of termination. In addition, Mr. Fleet will receive his pro rata bonus through the date of termination.

Mark M. Smith

We entered into an employment agreement with Mr. Smith in April 2005 in connection with our acquisition of Stewart Smith Group. Under the employment agreement, Mr. Smith serves as President of our Property & Casualty Brokerage division.

Mr. Smith’s employment agreement will expire on April 13, 2010. Upon expiration of the initial term, the employment agreement will automatically renew for successive one-year renewal terms unless either we or Mr. Smith provides notice of non-renewal at least 180 days prior to the expiration date. Mr. Smith’s base salary for calendar year 2006 was $750,000. Under the employment agreement, Mr. Smith is also entitled to additional payments for country club membership dues, up to a maximum monthly amount of $1,500, and actual expenses incurred in connection with the ownership or lease and maintenance of his automobile, up to a monthly maximum of $1,500. In addition, Mr. Smith is eligible for an annual cash bonus of up to 200% of his base salary, based on the satisfaction of certain predetermined financial goals for each year, as determined by our board of directors. Mr. Smith is also entitled to participate in any of our other employee benefit and incentive compensation plans made available to senior executives during the term of his employment. Under the agreement, Mr. Smith received an option to purchase up to 41,632 of the common units of Holdings at a purchase price of $12.01 per unit. In September 2006, Mr. Smith exercised his option in part to acquire 29,100 units of Holdings, and the remainder of his option expired on October 1, 2006. Mr. Smith also received Class Z units in Holdings, which entitle him to his proportionate share of the future appreciation in the value of Holdings over and above approximately $151 million. The Class Z units vest on a monthly basis over a period of 60 months, beginning on May 1, 2005, and would fully vest upon a change of control transaction. The agreement requires Mr. Smith to abide by restrictive covenants relating to non-competition, non-solicitation and confidentiality for specified periods following termination of his employment.

If we terminate Mr. Smith’s employment as a result of his death or “permanent disability” (as defined in the agreement), we are required to pay him or his estate, as applicable, his base salary and bonus accrued through the date of termination. If we terminate Mr. Smith’s employment for “cause” (as defined in the agreement), or if he terminates his employment without “good reason” (as defined in the agreement), we are required to pay his base salary due through the date of termination, but all unpaid bonus will be forfeited.

If Mr. Smith’s employment is terminated by us without cause or if he resigns for good reason, then, in addition to his base salary through the date of termination, we must pay him, within 30 days after the bonus for the year is calculated, a lump sum cash payment equal to the pro rata portion of the bonus earned through the date of termination. In addition, we would be required to continue to provide Mr. Smith with comparable health insurance and benefits until the earlier of: (1) the date he obtains other employment that provides reasonable health insurance coverage or (2) April 13, 2008. If Mr. Smith’s employment is terminated between April 13, 2006 and April 13, 2008, he would receive an amount equal to 133% of the greater of (1) the base salary he would have received if he remained employed from the date of termination to April 13, 2008 or (2) one year of base salary. If Mr. Smith’s employment is terminated after April 13, 2008, he would receive an amount equal to 133% of his base salary as of the date of termination.

Termination Payments

The following table provides estimates of the amounts payable to our named executive officers under these employment agreements in connection with various termination scenarios. For purposes of each estimate, we have assumed that the event triggering payment occurred on December 31, 2006. Note that the table excludes salary accrued through the termination date and reimbursement of unpaid business expenses.

	Without
	Cause or for						Change in
Name	Good Reason		Death		Disability		Control

M. Steven DeCarlo(1)	$1,058,007	(2)	$4,058,007	(3)	$2,058,007	(4)	n/a
Scott M. Purviance(5)	433,428	(6)	433,428	(6)	433,428	(6)	n/a
Samuel H. Fleet(7)	2,281,602	(8)	1,981,602	(9)	1,981,602	(9)	$300,000	(10)
Mark M. Smith(11)	1,322,311	(12)	(13)		(13)		n/a
J. Scott Reynolds(14)	—		—		—		—

(1)	The circumstances that would trigger termination payments to Mr. DeCarlo, as well as the terms of those payments, are set forth in Mr. DeCarlo’s employment agreement. See “— Employment Agreements — M. Steven DeCarlo” for more information regarding these terms.

(2)	This amount consists of the following: continuation of base salary (currently $720,000) for 12 months; a full year’s bonus (currently $280,000, but which amount would be prorated through the date of actual termination); continuation of the automobile allowance (currently $15,000 per year) and country club membership dues (currently $5,400 per year) for 12 months; and continued health coverage benefits for Mr. DeCarlo and his dependents for 24 months at an assumed cost of $37,607, which represents an assumed rate of increase of 10% per year over current costs in each year provided.

(3)	This amount includes all items described in Note 2, plus guaranteed minimum proceeds from a life insurance policy of $3,000,000. In addition, in the event of Mr. DeCarlo’s death, his estate would receive an additional six months of vesting with respect to any unvested Class B, C, D and E units in Holdings. See Note 1 to the Summary Compensation Table.

(4)	This amount includes all items described in Note 2, plus aggregate proceeds of $1,000,000 under a disability insurance policy.

(5)	The circumstances that would trigger termination payments to Mr. Purviance, as well as the terms of those payments, are set forth in Mr. Purviance’s employment agreement. See “— Employment Agreements — Scott M. Purviance” for more information regarding these terms.

(6)	This amount consists of the following: continuation of base salary (currently $300,000) for 12 months; a full year’s bonus (currently $110,000, but which amount would be prorated through the date of actual termination); continuation of the country club membership dues (currently $5,520 per year) for 12 months; and continued health coverage benefits for Mr. Purviance and his dependents for 12 months at an assumed cost of $17,908, which represents an assumed rate of increase of 10% per year over current costs for the year provided.

(7)	The circumstances that would trigger termination payments to Mr. Fleet, as well as the terms of those payments, are set forth in Mr. Fleet’s employment agreement. See “— Employment Agreements — Samuel H. Fleet” for more information regarding these terms.

(8)	This amount consists of the continuation of base salary (currently $300,000) and a full year’s bonus ($1,981,602 for 2006, but which amount would be prorated through the date of actual termination).

(9)	This amount consists of a full year’s bonus ($1,981,602 for 2006, but which amount would be prorated through the date of actual termination).

(10)	In the event of a “change of control” (as defined in Mr. Fleet’s agreement) in which the acquiror assumes Mr. Fleet’s employment agreement, but Mr. Fleet’s employment is terminated during the one year period following the change in control other than for “cause,” by reason of death or disability or by Mr. Fleet for “good reason,” Mr. Fleet is entitled to 12 months of his then current base salary in a lump sum payment. In the event of a change of control in which Mr. Fleet’s agreement is not assumed by the acquiror, Mr. Fleet would be entitled to this lump sum payment in addition to amounts to which he would otherwise be entitled from us under his employment agreement.

(11)	The circumstances that would trigger termination payments to Mr. Smith, as well as the terms of those payments, are set forth in Mr. Smith’s employment agreement. See “— Employment Agreements — Mark M. Smith” for more information regarding these terms.

(12)	This amount includes 133% of the base salary Mr. Smith would have received had he remained employed until April 13, 2008 ($1,278,795 based on his current salary), plus health insurance coverage continuation for Mr. Smith and his dependents through April 13, 2008 at an assumed cost of $43,516, which represents an assumed rate of increase of 10% per year over current costs for the term provided. Mr. Smith would also be entitled to receive a prorated portion of his annual bonus through the date of termination, payable in a lump sum. Mr. Smith received no such bonus in 2006.

(13)	In these circumstances, we would be required to pay Mr. Smith a prorated amount of his accrued annual bonus through the date of termination. Mr. Smith received no such bonus in 2006.

(14)	Mr. Reynolds has no employment agreement or other contractual right to receive payments upon termination of employment.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws will provide that we are required to indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. Our bylaws will also provide that we must advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We also maintain directors’ and officers’ liability insurance on behalf of any person who is or was a director, officer, employee or agent of our company or was serving at our request as a director, officer, employee or agent of another corporation or other entity.

RELATED PARTY TRANSACTIONS

After this offering, Parthenon HoldCo, a company formed by Parthenon Capital, will beneficially own approximately  % of our outstanding voting common stock (or  % if the underwriters exercise their overallotment option in full). Consequently, following the completion of this offering, Parthenon HoldCo will continue to be our controlling stockholder.

Our related party transactions with Parthenon Capital are as follows:

The Recapitalization

On October 27, 2005, Parthenon HoldCo acquired a controlling interest in Holdings. Equity holders of Holdings who sold their interest to Parthenon HoldCo in the Recapitalization included funds managed by Pegasus, which formerly owned a majority of the outstanding equity of Holdings, and Ernest F. Telford, our former Chairman. In connection with the Recapitalization, Holdings redeemed a portion of its outstanding equity in exchange for shares of our common stock, and we then redeemed these shares for approximately $32.6 million, of which $23.2 million was paid to Pegasus and $3.2 million was paid to Mr. Telford. In addition, Parthenon HoldCo acquired an additional equity interest directly in Holdings for approximately $11.6 million, and Holdings used that cash to acquire additional equity in AmWINS. For more information with regard to the Recapitalization, see “The Recapitalization.” Prior to the Recapitalization, on February 25, 2004, we paid Pegusus a fee under a previously terminated management services agreement, consisting of $125,000 in cash and 29,559 common units of Holdings.

Parthenon Advisory Services Agreement

In connection with the Recapitalization, we entered into an advisory services agreement with PCap, L.P., an affiliate of Parthenon Capital. Under this agreement, PCap received a transaction fee of $2,407,500 plus fees and expenses incurred in connection with the closing of the Recapitalization. PCap is also entitled to an annual management fee of approximately $800,000 and transaction fees in connection with each acquisition, divestiture, financing, refinancing, merger, recapitalization or other similar transaction completed by AmWINS or its affiliates in an amount equal to 0.75% of the aggregate gross value of the transaction. To date, we have not been required to pay PCap any of these additional transaction fees. We have agreed in principle to amend the advisory services agreement with PCap such that PCap will receive a fee of the lesser of $2,000,000 or 2.0% of the aggregate gross proceeds to AmWINS from this offering. Approximately 60% of the fee is payable upon our completion of this offering, with the remainder payable at the end of 2007. We have also agreed in principle to pay PCap a director services fee of $50,000 per quarter for so long as a Parthenon Capital-affiliated director serves on our board, subject to a maximum fee of $400,000. We are required to reimburse PCap for its out-of-pocket expenses in connection with the provision of services under the advisory services agreement. The agreement, as proposed to be amended, will terminate as a result of this offering, subject to our obligation to pay the amounts payable prior to termination and the director services fees described above.

Parthenon Registration Agreement

Pursuant to a Registration Agreement dated as of April 2006, we granted certain registration rights to Holdings and Parthenon HoldCo. Under this agreement, the holders of a majority of the shares owned by Holdings and Parthenon HoldCo may require us to effect up to four underwritten registrations of not less than $10.0 million in value on a Form S-1 or similar long-form registration statement, and an unlimited number of short-form registrations of not less than $1.0 million in value of their shares on Form S-3 or similar form. We also have granted Holdings and Parthenon HoldCo “piggyback rights” to include their shares in certain registrations we initiate. Subject to certain limitations, we are required to pay the expenses of these registrations, excluding underwriting discounts and commissions of the selling stockholders, as well as the fees and expenses of one counsel retained by Holdings and Parthenon HoldCo. The registration rights are subject to customary limitations, which are described in “Shares Eligible for Future Sale — Registration Agreement.”

Related party transactions not involving Parthenon Capital or its affiliates are as follows:

Fleet Segregated Portfolio, LLC

Our subsidiary, NEBCO, distributes a prescription drug plan issued by an unaffiliated insurer, which is reinsured by Fleet Segregated Portfolio, LLC (Fleet LLC), a company owned by Samuel H. Fleet. On April 1, 2004, Fleet LLC entered into a profit-sharing agreement with NEBCO whereby Fleet LLC pays 80% of its underwriting profits and investment income to NEBCO. Fleet LLC retains the remaining 20% of profits and investment income. In 2004, we received approximately $200,000 from this profit-sharing arrangement, and Fleet LLC received approximately $50,000. For 2005, we received approximately $625,000, and Fleet LLC received approximately $156,000. In 2006, we recognized approximately $4.2 million in revenues relating to this arrangement, and Fleet LLC received or will receive approximately $1.2 million in additional commissions for 2006 under this arrangement. For years prior to and including most of 2006, NEBCO periodically advanced Fleet LLC the estimated amount of its 20% profit-sharing portion based on the claims experience during the period. The maximum amount advanced under this arrangement was $989,620. NEBCO has since discontinued this practice, and all previous advances have been satisfied. We are not responsible for any losses arising from the operation of Fleet LLC’s business.

DeCarlo Loan

In November 2002, we loaned M. Steven DeCarlo approximately $205,000 to purchase common units of Holdings held by another member. The loan had an interest rate of 6% and a five-year term. Pursuant to the terms of Mr. DeCarlo’s employment agreement, all amounts due under this loan (approximately $254,000) were forgiven in 2006.

Unit Purchase Plan Loans

In the second quarter of 2006, Holdings implemented a Unit Purchase Plan pursuant to which selected key employees who are “accredited investors,” as defined in Regulation D adopted under the Securities Act, were offered the opportunity to acquire common units in Holdings for $15.29 per unit. In accordance with the terms of the Unit Purchase Plan, employees who elected to participate in the Unit Purchase Plan received a loan from AmWINS for 50% of the purchase price. The full amount of interest and principal on this loan is payable in full in one installment on the fifth anniversary of the date these notes were issued. Of our executive officers, Messrs. Fleet, Purviance, Smith and Reynolds and Ms. Downey elected to participate in the Unit Purchase Plan and acquired 13,080, 3,270, 6,540, 9,810 and 3,270 common units, respectively, under the plan. In connection with these purchases, Messrs. Fleet, Purviance, Smith and Reynolds and Ms. Downey received loans in the amounts of $100,000, $25,000, $50,000, $75,000 and $25,000, respectively. These loans have been repaid in connection with this offering.

Transactions with Holdings

During 2004, 2005 and 2006, we have, on several occasions, issued common stock of AmWINS to Holdings. In 2004, we issued 1,064,717 shares of our common stock to Holdings for aggregate consideration of approximately $12,872,431. In 2005, we issued 1,111,143 shares of our common stock to Holdings for aggregate consideration of approximately $16,212,160. In 2006, we issued 182,949 shares of our common stock to Holdings for aggregate consideration of approximately $2,805,340. In addition, on July 28, 2006 and September 29, 2006, we issued to Holdings warrants to purchase up to an aggregate of           shares of our common stock at a weighted average exercise price of $      per share. For more information regarding the terms of these warrants, see “Description of Capital Stock — Warrants.”

Smith Transaction Fee

In connection with our April 2005 acquisition of Stewart Smith Group, we paid Mark M. Smith a one-time transaction fee of $1,000,000, which was recorded as a transaction cost of the acquisition.

Sale of Assets of Specialty Underwriting

On August 1, 2006, we entered into an agreement to sell certain assets of our Specialty Underwriting division to Stephen J. Vaccaro, Jr., a former executive officer of AmWINS. Pursuant to the agreement, a company controlled by Mr. Vaccaro agreed to acquire these assets for total consideration of approximately $3.6 million. In connection with the transaction, Holdings also agreed to redeem 49,615 common units held by Mr. Vaccaro for approximately $668,000. We completed this transaction in the fourth quarter of 2006.

Procedures for Review of Related Party Transactions

As a private company, our board of directors generally reviews our related party transactions, although we have not historically had formalized policies and procedures regarding the review and approval of related party transactions. In connection with becoming a public company following this offering, we anticipate that future related party transactions will be subject to review and approval by our Audit Committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information as of December 31, 2006 about the beneficial ownership of our common stock by:

•	each person who we know beneficially owns more than 5% of our shares;

•	each of our directors;

•	each of our named executive officers;

•	all of our executive officers and directors as a group; and

•	the selling stockholders.

Except as noted below, we believe, based on the information furnished to us, that all persons listed in the table below have sole voting and investment power with respect to their shares. Beneficial ownership is determined in accordance with the rules of the SEC.

All of our outstanding shares of common stock currently are owned by Holdings. In connection with this offering, Holdings will distribute approximately  % of our outstanding shares of common stock to its members in accordance with the provisions of its operating agreement. In this distribution, Holdings will distribute shares of our common stock to its members in proportion to their relative interest in Holdings. Messrs. DeCarlo, Purviance and Smith own “profits-only” interests in Holdings, and the amount of shares distributable to them will depend on the aggregate value of the shares distributed, which will be determined based on the initial public offering price of our shares in this offering. The percentage of our common stock that they will own will increase if the initial public offering price is higher than assumed and will decrease if the price is lower, with the other members of Holdings (primarily Parthenon HoldCo) receiving the remaining shares. Information in this prospectus with respect to the number of shares owned by our stockholders and their proportionate ownership interest of our outstanding shares is based on an assumed initial public offering price of our shares in this offering of $           (the mid-point of the price range set forth on the cover page of this prospectus). Holdings intends to consummate the distribution immediately prior to the completion of this offering.

The percentage of beneficial ownership of our common stock before this offering is based on           shares of our common stock outstanding as of December 31, 2006. For purposes of the table below, we have assumed that           shares of common stock will be outstanding upon completion of this offering and no exercise of the underwriters’ overallotment option. If the underwriters exercise their overallotment option, the selling stockholders will sell up to           additional shares to satisfy a portion of the overallotment option, ratably in proportion to the number of shares offered by the selling stockholders before the exercise of the overallotment option.

Name and Address of	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering
Beneficial Owner	Number	Percentage	Number	Percentage

Executive Officers and Directors
M. Steven DeCarlo(1)
Samuel H. Fleet
Mark M. Smith
Scott M. Purviance
Stephen J. Vaccaro
Joseph E. Consolino
Brian P. Golson(2)
John W. Long
Marc R. Rubin(2)
John C. Rutherford(2)

Name and Address of	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering
Beneficial Owner	Number	Percentage	Number	Percentage

Executive officers and directors as a group (11 persons)(2)
5% Stockholders
AmWINS Holdings, LLC(3)
American Wholesale Insurance Holding Company, LLC(4)
Selling Stockholders
Stockwell Fund, L.P.(5)
Wilshire Private Markets Short Duration Fund I, L.P.(6)

*	Indicates less than 1%.

(1)	Mr. DeCarlo’s address is 4064 Colony Road, Suite 450, Charlotte, NC 28211.

(2)	Excludes shares owned by Parthenon HoldCo, of which Messrs. Golson, Rubin and Rutherford are officers and Messrs. Golson and Rutherford are managers.

(3)	AmWINS Holdings, LLC (Parthenon HoldCo) is a Delaware company controlled by Parthenon Investors II, L.P. and Parthenon Investors III, L.P. The co-CEOs of Parthenon Capital, Mr. Ernest K. Jacquet and Mr. John C. Rutherford, control Parthenon Investors II, L.P. and Messrs. Jacquet and Rutherford and Mr. William C. Kessinger control Parthenon Investors III, L.P. These individuals have shared voting and investment authority over shares held by Parthenon HoldCo and disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The address for Parthenon HoldCo is c/o Parthenon Capital, 75 State Street, 26th floor, Boston, MA 02109.

(4)	American Wholesale Insurance Holding Company, LLC (Holdings) is a Delaware company. The managers of Holdings, Messrs. DeCarlo, Golson, Rubin and Rutherford, each have beneficial ownership of shares of common stock held by Holdings through their control of Holdings. These individuals have shared voting and investment authority over these shares and disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The address for Holdings is 4064 Colony Road, Suite 450, Charlotte, NC 28211.

(5)	The address for Stockwell Fund, L.P. is 222 West Adams Street, Suite 1000, Chicago, IL 60606.

(6)	The address for Wilshire Private Markets Short Duration Fund I, L.P. is 210 Sixth Avenue, Suite 3720, Pittsburgh, PA 15222.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock will consist of:

•	shares of common stock, par value $0.01 per share; and

•	shares of preferred stock, par value $ per share.

At December 31, 2006, we had outstanding           shares of common stock and no shares of preferred stock. As of December 31, 2006, there were outstanding options to acquire           shares of our common stock at a weighted average exercise price of $      per share. We also are permitted, and in some cases required, to issue additional shares of our common stock under our agreements to pay additional contingent purchase price in connection with certain business acquisitions. For more information about these agreements, refer to the discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commitments and Contingencies — Contingent Purchase Price for Acquisitions.”

The description below summarizes the material rights and terms of our capital stock after giving effect to the amendment and restatement of our certificate of incorporation and bylaws, which will occur prior to the completion of this offering. This summary is not complete. For more detailed information, see the form of our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as required by law and by the terms of any series of preferred stock designated by the board of directors pursuant to the amended and restated certificate of incorporation, holders of our common stock have the exclusive right to vote for the election of directors and for all other purposes. Holders of common stock vote together as a single class. Holders of our common stock do not have cumulative voting rights in the election of directors or any other matter.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock then outstanding. Subject to preferences that may apply to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as the board of directors may declare from time to time. We do not currently anticipate paying cash dividends.

Holders of common stock have no preemptive or redemption rights and will not be subject to further calls or assessments by us. All of the shares of common stock to be issued and sold in this offering will be validly issued, fully paid and non-assessable.

The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we designate and issue in the future.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue shares of our authorized preferred stock from time to time in one or more series. The board of directors also has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes, if any, to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. It is not possible to determine the actual effects of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. However, the effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of us.

We have no current plans to issue any shares of preferred stock.

Warrants

In connection with the issuance by Holdings of Class B, Class C, Class D and Class E units of Holdings to our employees, we issued to Holdings warrants to acquire an aggregate of           shares of our common stock. These warrants generally are exercisable at a weighted average exercise price of $      per share, and become exercisable to the extent that an equal number of Class B, Class C, Class D or Class E units vest and become entitled to receive distributions from Holdings. In general, the Class B, Class C, Class D and Class E units vest over a five year period, generally commencing October 27, 2005, and are entitled to participate in distributions from Holdings on a pro rata basis if and to the extent that Parthenon HoldCo has received distributions from Holdings representing an annualized compounded internal rate of return on its investment in Holdings in excess of 10% (for Class B units), 20% (for Class C units), 30% (for Class D units) and 40% (for Class E units). If Parthenon HoldCo sold all of its shares of our common stock at the assumed initial public offering price (the mid-point of the price range set forth on the cover page of this prospectus), and all of these units vest, the warrants would be fully exercisable.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

The following is a summary of provisions of our amended and restated certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that you might consider to be in your best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Shares of Preferred Stock and Common Stock

The ability to issue authorized but unissued shares of preferred stock and to establish the relative powers, preferences and other rights of each series of preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control of our company or removal of our incumbent directors or management.

Our board of directors also may approve the issuance of authorized but unissued shares of our common stock without further action by our stockholders, unless such action is required in a particular case by applicable laws or regulations or by the NYSE or any other stock exchange upon which our common stock may then be listed. Our stockholders do not have the preemptive right to purchase or subscribe to any additional shares of common stock that we may issue. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate acquisitions of other businesses. One of the effects of the existence of authorized but unissued shares may be to enable our board of directors to issue shares to persons friendly to our management, which could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of candidates for election to the board of directors, other than nominations made by us. In most circumstances, a stockholder must provide notice of any proposed business or director nominations at least 120 days before the anniversary date of the proxy statement for the immediately preceding annual meeting. The notice must also include descriptions of certain matters as set forth in our bylaws. Although our bylaws do not give the board of directors the power to approve or disapprove stockholder nominations or proposals regarding other business to be conducted at an annual or special meeting, our bylaws may have the effect of precluding certain actions at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Inability of Stockholders to Act by Written Consent; Special Meetings

Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent in lieu of a meeting and that stockholder action can only be taken at an annual or special meeting of stockholders. Our amended and restated certificate of incorporation further provides that special meetings of stockholders may be called only by a majority of our board of directors or our president. These provisions may lengthen the amount of time required to take stockholder actions. As a result, a stockholder or group of stockholders that controls a majority of our common stock would not be able to amend our bylaws or remove directors except at an annual stockholders’ meeting.

Classified Board of Directors and Related Provisions

Our amended and restated certificate of incorporation provides that our board of directors must be divided into three classes of directors (each class containing approximately one-third of the total number of directors) serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. This classified board provision will prevent a third party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholder meeting following the date the acquiror obtains the controlling interest. The number of directors constituting our board of directors is determined from time to time by our board of directors. Our amended and restated certificate of incorporation also provides that directors may be removed only for “cause” and by the affirmative vote of the holders of a majority of all outstanding capital stock then entitled to vote. This provision, in conjunction with the provisions of our amended and restated certificate of incorporation authorizing our board of directors to fill vacancies on the board, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Voting Requirements on Amending our Amended and Restated Certificate of Incorporation or Bylaws

Our bylaws provide that amendments to certain provisions of our bylaws, including those related to stockholder proposals and calling special meetings of stockholders, must be approved by both our board of directors and by the vote, at a regular or special stockholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all of our capital stock then entitled to vote. All other amendments to our bylaws require either: (i) approval by a majority of our entire board of directors (without stockholder consent) or (ii) the vote, at a regular or special stockholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all of our capital stock then entitled to vote. In addition, our amended and restated certificate of incorporation provides that amendments to certain provisions of our certificate of incorporation, including those relating to the classified board, removal of directors, calling of special meetings and no stockholder action by written consent, must be approved by a majority of our full board of directors and by the vote, at a regular or special stockholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all of our capital stock then entitled to vote (in addition to the approval of our board of directors).

Delaware Business Combination Statute

We are organized under Delaware law. Section 203 of the Delaware General Corporation Law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner. An “interested stockholder” is a person who directly or indirectly owns 15% or more of the corporation’s outstanding voting stock. A “business combination” includes a merger, asset sale or other transaction that results in a financial benefit to the interested stockholder. Section 203 does not prohibit these business combinations if:

•	before the stockholder becomes an interested stockholder, the corporation’s board approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	after the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation’s outstanding voting stock (excluding voting stock held by directors who are also officers and voting stock held in employee stock plans if participants do not have the right to determine whether their plan stock will be tendered in a tender or exchange offer); or

•	the corporation’s board approves the business combination and the holders of at least two-thirds of the corporation’s outstanding voting stock, excluding voting stock held by the interested stockholder, authorize the business combination.

Because we were not subject to Section 203 prior to the offering, none of our current stockholders will be considered an interested stockholder as of the time of the offering.

Limitations on Director Liability

Section 102(b)(7) of the Delaware General Corporation Law provides that a Delaware corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock), or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will include the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law.

Under the Delaware General Corporation Law, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is                    . Its address is                    ,                    ,               , and its telephone number at this location is (     )     -          .

Listing

We have applied to have our common stock approved on the NYSE under the symbol “AGI.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or a perception that such sales may occur, could adversely affect prevailing market prices of our common stock.

When this offering is completed, we will have a total of           shares of our common stock outstanding, assuming no exercise of outstanding options or warrants (           shares if the underwriters exercise the overallotment option in full). All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are acquired by our “affiliates” as that term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by existing stockholders are “restricted securities” as that term is defined in Rule 144. Shares acquired by our affiliates in this offering and restricted securities may be sold in the public market only if registered or sold in accordance with Rule 144 or Rule 701 under the Securities Act.

All of the restricted shares described above will be subject to the 180-day underwriters’ lock-up described below under “— Restrictive Agreements” and “Underwriting.”

In addition, immediately following this offering, options to purchase           shares of our common stock and warrants to purchase           shares will be outstanding. Except as described below regarding the registration of common stock issuable upon the exercise of options granted under our stock option plans, these option shares and warrant shares will also be “restricted securities” as described above.

We may become obligated to issue an indeterminate number of additional shares of our common stock pursuant to earnout provisions entered into in connection with certain acquisitions we have made, depending on the extent to which the acquired businesses meet or exceed specified performance goals. Because our obligations under certain of these earnout provisions are not capped by any maximum level of performance, it is not possible to estimate the maximum number of shares that we would be required to issue pursuant to these obligations. Any shares so issued would also be “restricted securities.” For further information regarding these agreements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commitments and Contingencies — Contingent Purchase Price for Acquisitions.”

Restrictive Agreements

All of our executive officers, directors and existing stockholders will sign lock-up agreements with the underwriters under which they will agree, subject to some exceptions, not to directly or indirectly transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus except with the prior written consent of Merrill Lynch, on behalf of the underwriters.

In addition, all of our officers and employees who are our existing stockholders have entered into lock-up agreements under which they have agreed not to directly or indirectly make any public sales of our common stock, or to enter into any swap, hedge or other arrangement that transfers in whole or in part the stockholder’s economic interest in our common stock, for a period of one year following the consummation of this offering, without our prior written consent, the consent of Holdings and, for so long as Parthenon HoldCo and its affiliates collectively own at least 35% of the outstanding equity interests in Holdings, Parthenon HoldCo.

As shares held by our executive officers, directors and existing stockholders become available for sale and are sold into the market, the market price of our common stock could decline. After a restricted person’s holding of common stock has been released from the restrictions on sale described above, they will be available for sale to the public subject to satisfaction of the requirements of Rule 144 or Rule 701, which are described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this offering, a person who is deemed to have beneficially owned shares of our common stock for at least one year will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding (or approximately shares immediately after this offering, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options or warrants); or

•	the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to restrictions on the manner of sale of the common stock, notice requirements and the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been an “affiliate” of ours during the three months prior to a proposed sale, and who is deemed to have beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an “affiliate,” is entitled to sell those shares without complying with the volume, manner of sale, notice and public information limitations of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Stock Options

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our stock option plans. The Form S-8 will become effective automatically upon filing. As of December 31, 2006, options to purchase           shares of common stock were issued and outstanding,      of which have vested. Accordingly, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, shares registered under the Form S-8 will be available for sale in the open market after the applicable lock-up agreements expire.

Registration Agreement

Pursuant to a Registration Agreement dated as of April 2006, we have granted certain registration rights to Holdings and Parthenon HoldCo, who collectively will own, directly or indirectly,  % of our common stock upon consummation of this offering assuming no exercise of the underwriters’ overallotment option. Under this agreement, the holders of a majority of the shares owned by Holdings and Parthenon HoldCo may require us to effect up to four underwritten registrations of not less than $10.0 million in value on Form S-1 or similar long-form registration statement, and an unlimited number of short-form registrations of no less than $1.0 million in value of their shares on Form S-3 or similar form. We also have granted these holders “piggyback rights” to include their shares in certain registrations we initiate. Subject to certain limitations, we are required to pay the expenses of these registrations, excluding underwriting discounts and commissions of the selling stockholders, as well as the fees and expenses of one counsel retained by Holdings and Parthenon HoldCo.

These rights are subject to customary limitations, including “cutbacks” in the event an underwritten demand or piggyback offering is, in the opinion of the managing underwriters of the offering, oversubscribed by participating sellers. In addition, we are not obligated to effect a demand registration within 90 days after the effective date of any previous demand registration, or any piggyback registration in which the requesting holders were able to include at least 85% of such requested shares. Our board of directors also is permitted to delay any requested demand registration for up to 180 days during any 360 consecutive days if it determines in good faith that filing or pursuing effectiveness of a demand registration would be reasonably likely to materially and adversely affect any material contemplated transaction toward which we have already taken substantial steps or would require disclosure of facts that would be reasonably likely to have a seriously detrimental effect on us.

We and these holders have also agreed to observe customary lock-up periods that may be imposed in connection with underwritten registrations, and have agreed to customary provisions regarding mutual indemnification and contribution for losses arising out of material misstatements or omissions in the offering materials used in these registrations.

MATERIAL UNITED STATES FEDERAL TAX
CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States, other than a partnership treated as a foreign person under U.S. Treasury regulations;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

For U.S. federal income tax purposes, one way an individual may be treated as a resident of the United States in any calendar year, instead of a nonresident, is by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (Code) and regulations, rulings and judicial decisions under the Code as of the date of this prospectus. These authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset within the meaning of Section 1221 of the Code.

Non-U.S. holders should consult with their tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We currently do not expect to pay cash dividends on our common stock. Any dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or, if lower, the rate specified by an applicable income tax treaty (provided that the non-U.S. holder complies with applicable certification requirements).

Non-U.S. holders should consult with their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of that treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment in the United States are not subject to the U.S. federal withholding tax. Instead, these effectively connected dividends are taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Gain on Disposal of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a sale or other disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and either has a “tax home” in the United States for U.S. federal income tax purposes or maintains an office or other fixed place of business in the United States to which the gain is attributable;

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, in some instances if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the United States for 183 days or more during the year of disposition are taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the same manner in which citizens or residents of the United States would be taxed.

In light of the nature and extent of our real estate interests in United States, we believe that we are not a “U.S. real property holding corporation” for United States federal income tax purposes. If we are or become a U.S. real property holding corporation, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than five percent of our common stock, taking into account certain constructive ownership rules, will be subject to United States federal income tax on the disposition of the common stock.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service (IRS) and to each non-U.S. holder the amount of dividends paid to the holder and the amount of tax withheld, if any, with respect to dividends paid to the holder. These information reporting requirements apply even if no tax was required to be withheld. The provisions of an applicable income tax treaty may also require that information returns reporting dividends and withholding be made available to the tax authorities in the country in which the non-U.S. holder resides.

In general, backup withholding will not apply to dividends on our common stock made by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge that the holder is a U.S. holder.

In addition, backup withholding and information reporting generally will not apply to proceeds from the disposition of common stock paid to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge that the holder is a U.S. holder.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, if the required information is furnished to the IRS. Non-U.S. holders should consult with their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

We intend to offer the shares through the underwriters for whom Merrill Lynch and Wachovia Capital Markets, LLC (Wachovia Securities) are acting as representatives. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock listed opposite its name below.

Number of
Underwriter	Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wachovia Capital Markets, LLC
Cochran Caronia Waller Securities LLC
William Blair & Company, L.L.C.
Piper Jaffray & Co.

Total

The underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discounts	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The total expenses of the offering, not including the underwriting discounts and commissions, are estimated at $           and are payable by us.

Overallotment Option

We and the selling stockholders have granted an option to the underwriters to purchase up to           additional shares at the public offering price less the underwriting discounts and commissions. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to                shares offered by this prospectus for sale to certain directors, officers, employees and persons having relationships with us. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We and all of our executive officers, current directors, persons who will become directors at or prior to the completion of this offering, Parthenon HoldCo, all of our employee stockholders and the selling stockholders participating in this offering have agreed, subject to certain exceptions, not to sell or transfer any of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus, subject to an extension, without first obtaining the written consent of Merrill Lynch on behalf of the underwriters. Specifically, we and these other individuals and stockholders have agreed, with certain exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any of our common stock;

•	sell any option or contract to purchase any of our common stock;

•	purchase any option or contract to sell any of our common stock;

•	grant any option, right or warrant for the sale of any of our common stock;

•	lend or otherwise dispose of or transfer any of our common stock;

•	request or demand that we file a registration statement related to our common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. It also applies to our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the 180-day period referred to above, we issue an earnings release or material news or a material event relating to AmWINS occurs or (y) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We have applied to list the shares of common stock on the NYSE under the symbol “AGI.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price include:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than  % of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus will be available on the Internet website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received customary fees and commissions for these transactions. An affiliate of Wachovia Securities is a lender under our senior secured credit facilities.

Notices to Certain European Residents

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (relevant implementation date) no shares have been offered or will be offered in that relevant member state prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of shares may be made to the public in that relevant member state at any time:

a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Merrill Lynch on behalf of the underwriters; or

d) in any other circumstances which do not require the publication by the Corporation of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purpose of the expression an “offer of any shares to the public” in relation to any securities in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Our company, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the consent of the underwriters, be permitted to subscribe for or purchase shares.

This prospectus and any offer when made are only addressed to and directed at persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/ EC) (Qualified Investors). In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (Order) and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, and (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors. Any investment or investment activity to which this prospectus relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons. This prospectus and its contents should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person.

Each underwriter will represent, warrant and agree that (i) it has communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000 (the FSMA)) received by it in connection with the issue or sale of the shares in circumstances in which section 21(1) of the FSMA does not apply to the company; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the offering of the shares as contemplated by this prospectus in, from or otherwise involving the United Kingdom.

United Kingdom

Each underwriter will represent and agree that:

a) (1) it is a person whose ordinary activities involve it in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purposes of its business, and (2) it has not offered or sold and will not offer or sell the shares other than to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage, or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares would otherwise constitute a contravention of Section 19 of the FSMA by the issuer;

b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from, or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of our common stock offered in this offering will be passed upon for us by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina. Certain legal matters in connection with this offering will be passed upon for the underwriters by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York.

EXPERTS

The consolidated financial statements of AmWINS Group, Inc. and its subsidiaries as of December 31, 2006 and 2005 and for the year ended December 31, 2006, the period from October 28, 2005 through December 31, 2005, the period from January 1, 2005 through October 27, 2005 and the year ended December 31, 2004; and the combined financial statements of Stewart Smith Group as of April 13, 2005, December 31, 2004 and December 31, 2003 and for the period ended April 13, 2005 and each of the two years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the SEC’s Public Reference Room at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available on or through our website, free of charge.

INDEX OF FINANCIAL STATEMENTS

Audited Financial Statements
AmWINS Group, Inc.
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2006 and December 31, 2005	F-4
Consolidated Statements of Operations for the year ended December 31, 2006, the period from October 28, 2005 through December 31, 2005, the period from January 1, 2005 through October 27, 2005 and the year ended December 31, 2004
F-5
Consolidated Statements of Stockholder’s Equity for the year ended December 31, 2006, the period from October 28, 2005 through December 31, 2005, the period from January 1, 2005 through October 27, 2005 and the year ended December 31, 2004
F-6
Consolidated Statements of Cash Flows for the year ended December 31, 2006, the period from October 28, 2005 through December 31, 2005, the period from January 1, 2005 through October 27, 2005 and the year ended December 31, 2004
F-7
Notes to Consolidated Financial Statements	F-8

Stewart Smith Group
Report of Independent Auditors	F-35
Combined Balance Sheets at April 13, 2005 and December 31, 2004 and December 31, 2003	F-36
Combined Statements of Income for the period ended April 13, 2005 and the years ended December 31, 2004 and December 31, 2003	F-37
Combined Statements of Shareholder’s Equity for the period ended April 13, 2005 and the years ended December 31, 2004 and December 31, 2003	F-38
Combined Statements of Cash Flows for the period ended April 13, 2005 and the years ended December 31, 2004 and December 31, 2003	F-39
Notes to Combined Financial Statements	F-40

Report of Independent Registered Public Accounting Firm

To the Stockholder of AmWINS Group, Inc.
(a wholly owned subsidiary of American Wholesale Insurance Holding Company, LLC)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholder’s equity and cash flows present fairly, in all material respects, the financial position of AmWINS Group, Inc. and its subsidiaries (the “Company”) at December 31, 2006 and 2005, and the results of their operations and their cash flows for the year ending December 31, 2006 and the period October 28, 2005 through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for share-based compensation in 2006 by adopting Statement of Financial Accounting Standard No. 123(R), Share Based Payment, effective January 1, 2006 using the modified prospective method.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
March 5, 2007

Report of Independent Registered Public Accounting Firm

To the Stockholder of AmWINS Group, Inc.
(a wholly owned subsidiary of American Wholesale Insurance Holding Company, LLC)

In our opinion, the accompanying consolidated statements of operations, stockholder’s equity and cash flows present fairly, in all material respects, the results of operations and cash flows of AmWINS Group, Inc. and its subsidiaries (the “Company”) for the period January 1, 2005 through October 27, 2005 and the year ending December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
March 5, 2007

AmWINS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Successor
	December 31,	December 31,
	2006	2005
	(In thousands of dollars,
	except share data)

ASSETS
Current assets
Cash and cash equivalents	$21,872	$19,151
Premium cash — restricted	94,144	88,047
Premiums receivable, net	197,972	199,406
Prepaid expenses and other current assets	16,051	10,640
Deferred tax asset	5,055	3,812

Total current assets	335,094	321,056

Fixed assets, net	10,026	7,607
Goodwill	256,436	243,409
Other identifiable intangible assets, net	39,603	42,292
Deferred tax asset	2,729	4,223
Other noncurrent assets	4,646	3,908

Total assets	$648,534	$622,495

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	$1,253	$1,836
Premiums payable	266,690	267,467
Accounts payable and accrued expenses	49,710	36,965

Total current liabilities	317,653	306,268

Long-term debt	166,044	169,463
Other	3,756	2,683

Total liabilities	487,453	478,414

Commitments and contingencies (Note 13)
Stockholder’s equity
Common stock, $.01 par value; 15,000,000 authorized, 11,864,858 and 11,295,172 issued and outstanding	118	113
Additional paid-in capital (net of receivables from issuance of stock of $3,294)	147,721	141,850
Accumulated other comprehensive income	288	—
Retained earnings	12,954	2,118

Total stockholder’s equity	161,081	144,081

Total liabilities and stockholder’s equity	$648,534	$622,495

The accompanying notes are an integral part of these financial statements.

AmWINS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor		Predecessor
		Period From	Period From
		October 28, 2005	January 1, 2005
	Year Ended	Through	Through	Year Ended
	December 31,	December 31,	October 27,	December 31,
	2006	2005	2005	2004

	(In thousands of dollars, except share
	and per share data)

Revenues
Commissions and fees	$178,634	$29,722	$110,791	$83,452
Other income	6,651	906	850	1,152

Total revenues	185,285	30,628	111,641	84,604

Expenses
Employee compensation and benefits (includes non-cash equity compensation of $1,003 for 2006)	108,769	17,388	66,412	52,523
Other operating expense	34,785	5,498	19,431	16,588
Depreciation	3,622	536	1,855	1,475
Amortization	4,809	636	5,716	3,873

Total operating expenses	151,985	24,058	93,414	74,459

Operating income	33,300	6,570	18,227	10,145
Interest expense	17,151	2,949	8,516	2,498
Loss on extinguishment of debt	—	—	9,799	994
Non-operating income	(3,495)	—	—	—

Income (loss) before income taxes and minority interest	19,644	3,621	(88)	6,653
Minority interest	—	—	—	(67)
Income tax expense	8,808	1,503	772	2,930

Income (loss) from continuing operations	10,836	2,118	(860)	3,790
Income from discontinued operations, net of minority interest and income taxes	—	—	—	578
Loss on sale of discontinued operations	—	—	—	(67)

Net income (loss)	$10,836	$2,118	$(860)	$4,301

Earnings (loss) per common share
Basic
Continuing operations	$.93	$.19	$(.07)	$.31
Discontinued operations	—	—	—	.05
Loss on sale of discontinued operations	—	—	—	(.01)

Net income (loss)	$.93	$.19	$(.07)	$.35

Diluted
Continuing operations	$.93	$.19	$(.07)	$.31
Discontinued operations	—	—	—	.05
Loss on sale of discontinued operations	—	—	—	(.01)

Net income (loss)	$.93	$.19	$(.07)	$.35

Weighted average number of shares outstanding
Basic	11,607,254	11,320,583	12,443,857	12,141,694
Diluted	11,712,875	11,415,726	12,443,857	12,201,646

The accompanying notes are an integral part of these financial statements.

AmWINS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

				(Accumulated	Accumulated
	Common Stock		Additional	Deficit)	Other	Total
		Par	Paid-in	Retained	Comprehensive	Stockholder’s
	Shares	Value	Capital	Earnings	Income	Equity
	(In thousands of dollars, except share data)

Predecessor
Balances, December 31, 2003	11,330,197	$113	$85,887	$(23,550)	$—	$62,450
Comprehensive income, net of income taxes:
Net income	—	—	—	4,301	—	4,301

Total comprehensive income						4,301
Issuance of common stock for contingent consideration on prior acquisitions	68,612	1	885	—	—	886
Issuance of common stock for acquisitions	966,742	10	11,678	—	—	11,688
Issuance of common stock for settlement of management fee liability	29,363	—	355	—	—	355

Balances, December 31, 2004	12,394,914	124	98,805	(19,249)	—	79,680
Comprehensive loss, net of income taxes:
Net loss	—	—	—	(860)	—	(860)

Total comprehensive loss						(860)
Issuance of common stock for contingent consideration on prior acquisitions	41,019	—	496	—	—	496
Issuance of common stock for recapitalization, net of issuance costs	786,982	8	6,948	—	—	6,956
Redemption of common stock for recapitalization	(2,210,885)	(22)	(32,528)	—	—	(32,550)

Balances, October 27, 2005	11,012,030	$110	$73,721	$(20,109)	$—	$53,722

Successor
Balances, October 28, 2005	11,012,030	$110	$137,738	$—	$—	$137,848
Comprehensive income, net of income taxes:
Net income	—	—	—	2,118	—	2,118

Total comprehensive income						2,118
Issuance of common stock for acquisition of minority interest in a subsidiary	283,142	3	4,112	—	—	4,115

Balances, December 31, 2005	11,295,172	113	141,850	2,118	—	144,081
Comprehensive income, net of income taxes:
Net income	—	—	—	10,836	—	10,836
Net gain on cash-flow hedging derivative	—	—	—	—	288	288

Total comprehensive income						11,124
Issuance of common stock for internal purchase program, net of related receivables of $3,294	386,737	4	2,599	—	—	2,603
Issuance of common stock for contingent consideration on prior acquisitions	14,988	—	232	—	—	232
Issuance of common stock for acquisition	129,032	1	1,999	—	—	2,000
Issuance of restricted stock	38,929	—	—	—	—	—
Tax benefits related to exercise of Holdco options	—	—	38	—	—	38
Amortization of compensation expense for restricted stock awards	—	—	114	—	—	114
Equity-based compensation	—	—	889	—	—	889

Balances, December 31, 2006	11,864,858	$118	$147,721	$12,954	$288	$161,081

The accompanying notes are an integral part of these financial statements.

AmWINS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor		Predecessor
		Period From	Period From
		October 28, 2005	January 1, 2005
	Year Ended	Through	Through	Year Ended
	December 31,	December 31,	October 27,	December 31,
	2006	2005	2005	2004
	(In thousands of dollars, except share and per share data)
Cash flows from operating activities
Net income (loss)	$10,836	$2,118	$(860)	$4,301
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Amortization	4,809	636	5,716	3,873
Depreciation	3,622	536	1,855	1,475
Amortization of debt issue costs	638	107	612	231
Loss on disposal of equipment	62	14	7	—
Non-operating income	(3,495)	—	—	—
Loss on sale of discontinued operations	—	—	—	67
Equity based compensation expense	1,003	—	—	—
Loss on extinguishment of debt	—	—	9,799	994
Deferred income taxes	1,169	5,487	(4,281)	1,447
Foregiveness of note receivable	205	—	—	—
Minority interest	—	—	—	(67)
Changes in operating assets and liabilities
Premium cash — restricted	(1,485)	9,236	(36,999)	1,939
Premiums receivable	1,435	(38,468)	(1,745)	(20,252)
Prepaid expenses and other current assets	(4,650)	(1,753)	208	(452)
Other assets	(802)	522	(918)	(276)
Premiums payable	(5,416)	28,755	31,862	17,426
Accounts payable and accrued expenses	4,179	1,504	5,489	1,137
Other liabilities	(468)	(47)	(616)	(77)
Net cash provided by discontinued operations	—	—	—	2,071

Net cash provided by operating activities	11,642	8,647	10,129	13,837

Cash flows from investing activities
Cash paid for acquisition of businesses, net of cash acquired of $540, $0, $493 and $485	(6,563)	—	(101,340)	(41,462)
Cash paid for acquisition costs	—	(40)	(2,073)	(749)
Proceeds on sale of fixed assets	37	—	—	—
Cash received on sale of business	—	—	—	6,075
Cash received on sale of assets	668	—	—	—
Purchases of property and equipment	(3,831)	(339)	(1,791)	(1,559)
Net cash used in discontinued operations	—	—	—	(12)

Net cash used in investing activities	(9,689)	(379)	(105,204)	(37,707)

Cash flows from financing activities
Redemption of common stock	—	—	(32,550)	—
Cash received on notes receivable	175	—	—	—
Issuance of common stock	2,426	—	11,584	—
Common stock issuance costs	(98)	—	(4,628)	—
Debt issuance costs	(189)	73	(563)	(1,444)
Proceeds from long-term debt	6,000	—	310,287	46,373
Repayments on long-term debt	(7,546)	(486)	(187,814)	(17,964)
Net cash used in discontinued operations	—	—	—	(2,579)

Net cash provided by (used in) financing activities	768	(413)	96,316	24,386

Net increase in cash and cash equivalents	2,721	7,855	1,241	516
Cash and cash equivalents
Beginning of period	19,151	11,296	10,055	9,539

End of period	$21,872	$19,151	$11,296	$10,055

Supplemental disclosures of cash flow information
Cash paid for
Income taxes	$3,980	$178	$838	$988
Interest	16,752	1,452	7,044	1,879
Supplemental disclosures of non-cash transactions
Long-term debt issued for acquisitions	—	—	—	2,424
Common stock issued for reduction in liabilities	—	—	—	355
Repayment of long-term debt	2,944	—	—	—

The accompanying notes are an integral part of these financial statements.

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

General

The operations of AmWINS Group, Inc. and its subsidiaries (the “Company”) consist of wholesale distribution of insurance products through retail agents and brokers. The operating companies conduct business in the capacity of insurance brokers, managing general underwriters and third party administrators.

The Company’s business is divided into three reportable segments: Property & Casualty Brokerage, which distributes a broad range of property and casualty insurance products nationally to retail insurance agents and brokers; Specialty Underwriting, which is comprised of numerous insurance programs for specific industry, trade groups and market niches, where the insurance company has contracted with the Company to provide the underwriting services for these programs on their behalf; and Group Benefits, which distributes a range of specialty group benefit products to employer groups or associations nationally through retail insurance agents and brokers and provides related administrative services.

Basis of Presentation

The Company is 100% owned by American Wholesale Insurance Holding Company, LLC (“Holdco”). There are no employees or operations of Holdco. All revenues and expenses are generated and recorded at the Company or its subsidiaries and are included in these financial statements.

For substantially all equity transactions of Holdco, including equity instruments issued as compensation, common units issued as consideration for business combinations, and the recapitalization described below, Holdco and the Company entered into contemporaneous equity transactions in which the Company issued and/or redeemed common shares to Holdco valued at the same value as Holdco’s equity transactions. The accompanying consolidated statements of stockholder’s equity reflect the equity transactions between Holdco and the Company that resulted from Holdco’s equity transactions with employees and third parties.

On October 27, 2005, a series of transactions were completed that resulted in the recapitalization of Holdco and, in turn, the recapitalization of the Company. The majority of the Company’s management and employees who were unitholders in Holdco partnered with a private equity firm, Parthenon Capital, LLC (“Parthenon”), to purchase units held by Holdco’s existing majority private equity unitholder and certain other retiring or unaffiliated unitholders.

Holdco and the Company accounted for the purchase as a business combination applying “push-down” accounting, as required by Staff Accounting Bulletin No. 54, Application of “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase, as interpreted by Emerging Issues Task Force Topic D-97, Pushdown Accounting (“EITF D-97”), which resulted in a write-up in the fair value of its net assets by approximately $84.1 million, or $76.5 million net of tax, at October 27, 2005.

As with other Holdco equity transactions, Holdco and the Company executed contemporaneous equity transactions valued at the acquisition price paid by Parthenon to the selling unitholders for their interests in Holdco.

While Holdco owned 100% of the Company before and after its recapitalization, the Company’s basis of presentation intends to reflect all the business activities of Holdco and accordingly, the resulting write-up in the fair value of Holdco’s net assets (which consists only of its investment in the Company and its subsidiaries) resulting from the recapitalization is also reflected in the Company’s accompanying financial statements.

The accompanying consolidated financial statements refer to the Company as the “Successor” for the year ended December 31, 2006 and for the period from October 28, 2005 through December 31, 2005 (“the

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

period ended December 31, 2005”) and as the “Predecessor” for the period January 1, 2005 through October 27, 2005 (“the period ended October 27, 2005”) and the year ended December 31, 2004.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. Estimates are used when accounting for various items such as the provision for cancellations, derivative financial instruments, the valuation of asset impairment, depreciation, amortization, income taxes and the valuation and recognition of equity-based compensation.

Consolidation

The accompanying consolidated financial statements include the Company and its wholly owned subsidiaries. All significant intercompany transactions are eliminated through consolidation.

Revenue Recognition

Commission income and fees from the sale of property and casualty insurance products are recorded as of the effective date of the insurance coverage or the date the coverage is bound, whichever is later. Commission adjustments are recognized upon notification from insurance carriers and recorded in the period in which the policy is cancelled. Commission income and fees from the sale of benefits insurance products is recognized as earned over the policy period, which typically corresponds to the monthly billing cycle based on eligibility. The Company carries a reserve for policy cancellations which is periodically evaluated and adjusted as necessary based upon historical cancellation experience. The provision for cancellations and allowance for uncollectible premiums was $4.0 million at December 31, 2006 and 2005. Commission revenue is reported net of commission incurred to the retail brokers and agents which is recognized on the same basis as the Company’s revenue.

Other income includes profit commissions, interest income and miscellaneous income, net of contingent commissions due to the Company’s retail producers. Profit commission income is generally recognized based on the receipt of cash from these arrangements. Revenues may be recorded in advance of cash receipts in cases where the amounts due to be received have been calculated or have been confirmed by the insurance company. Profit commission income is primarily derived from profit sharing agreements related to Specialty Underwriting and Group Benefits. For the year ended December 31, 2006, the period ended December 31, 2005, the period ended October 27, 2005 and the year ended December 31, 2004, the Company had profit commissions of $5.5 million, $0.8 million, $1.7 million and $1.3 million, respectively. Contingent commission expense due to the Company’s retail producers is generally recognized based on the timing of the revenue earned from placing business for these retailers.

Interest income is recorded as earned. The Company earns interest income on the premiums between the time they are collected from retail agents and brokers and the time they are remitted to the insurance carriers. This activity is part of the normal operations and accordingly is reported in revenues.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Premium Cash — Restricted

In its capacity as an insurance broker, the Company collects premiums from insureds and, after deducting its commissions and/or fees, remits these premiums to insurance carriers. Unremitted insurance

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

premiums are held in a fiduciary capacity until disbursed by the Company and are restricted as to use by laws in certain states in which the Company’s subsidiaries operate. The Company invests these funds in cash, money market accounts, commercial paper and certificates of deposit.

Premiums Receivable

Premiums receivable consist of amounts due from retail insurance agents and brokers for insurance polices sold. Premium receivables are not collateralized; however, the Company can request cancellation from the insurer if amounts are not paid and therefore has minimal credit risk for uncollected premiums receivable. Premiums receivable are presented net of the provision for cancellations and allowance for uncollectible premiums receivable.

Premiums Payable

Premiums payable represent amounts due to insurance carriers for their portion of insurance premiums. Premiums payable are recognized when the related premiums receivable are recognized. The Company generally remits payment to insurance carriers when the related amounts are collected from retail insurance agents and brokers or policyholders.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. Useful lives range from three to five years for furniture and fixtures and equipment, including software. Leasehold improvements are depreciated using the straight-line method over the shorter of their useful lives or term of the related lease.

Goodwill and Other Identifiable Intangible Assets

The Company accounts for business combinations in accordance with the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”) and No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). These standards require that all business combinations be accounted for using the purchase method, provide guidance on the initial recognition and measurement of goodwill and other intangible assets arising from such business combinations, and require that goodwill and intangible assets with indefinite lives not be amortized but instead be tested for impairment annually applying a fair value test. SFAS No. 142 requires the Company to compare the fair value of each reporting unit with its carrying value to determine if there is a potential impairment of goodwill. Based on the aggregation of its business components, the Company’s reporting units correspond to its reportable segments as defined above in the “Description of Operations.” If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of revenues, earnings before interest, income taxes, depreciation and amortization (“EBITDA”) and estimated future cash flows. For 2006 and 2005, the Company was not required to perform the second step of the impairment test as the fair value of its reporting units exceeded the carrying amount.

The Company evaluates long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). An asset is considered impaired if its carrying amount exceeds the future net cash flow the asset is expected to generate. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. The Company assesses the recoverability of its long-lived and intangible assets by determining whether the unamortized balances can be recovered through undiscounted future net

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

cash flows of the related assets. The amount of impairment, if any, is measured based on projected discounted future net cash flows.

Other identifiable intangible assets include purchased customer accounts and noncompete agreements and were amortized on a straight-line basis over their estimated useful lives and contract periods, which ranged from one to ten years for the period ended October 27, 2005 and the year ended December 31, 2004. For the year ended December 31, 2006 and the period ended December 31, 2005, other identifiable intangible assets are amortized based on the expected undiscounted cash flows over the related estimated lives and contract periods, which range from seven to fourteen years. The change in the method of amortization and the estimated useful lives of other identifiable assets did not have an impact on the Company’s results of operations prior to the recapitalization. For the period ended December 31, 2005 the change resulted in lower amortization expense of approximately $0.9 million. Purchased customer accounts obtained from acquired businesses are records and files that contain information regarding retail insurance customers and their accounts that are essential to maintaining that relationship. Intangible assets with finite lives are periodically reviewed to ensure that no conditions exist indicating they may be impaired. No impairments have been recorded for the year ended December 31, 2006.

Debt Issue Costs

Costs of issuing debt are deferred as an asset and amortized by periodic charges to income using the interest method over the life of the credit facility.

Deferred Offering Costs

Deferred offering costs consist primarily of legal and auditing fees incurred through December 31, 2006 in connection with the Company’s proposed initial public offering. These costs are deferred as an asset and will be charged to capital upon receipt of the proceeds from the proposed offering.

Equity-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123(R) (“SFAS No. 123(R)”), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25 (“APB Opinion No. 25”), Accounting for Stock Issued to Employees. The Company adopted SFAS No. 123(R) on January 1, 2006. Under the fair value recognition provisions of SFAS No. 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. If the vesting terms are not met, no compensation cost is recognized and any previously recognized compensation cost is reversed. The Company previously accounted for stock-based compensation under the provisions of APB Opinion No. 25. As permitted under SFAS No. 123(R), the Company adopted the “modified prospective” method on January 1, 2006 and therefore prior periods have not been restated. In accordance with the modified prospective method, compensation cost is recognized as a component of employee compensation and benefits expense in the accompanying consolidated financial statements beginning on January 1, 2006 based on (a) the requirements of SFAS No. 123(R) for all share-based payments granted after January 1, 2006 and (b) the requirements of SFAS No. 123 for all awards granted to employees prior to January 1, 2006 that remained unvested as of that date.

On November 10, 2005 FASB issued Staff Position No. SFAS 123R-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards (“FSP 123R-3”). FSP 123R-3 requires an entity to follow either the transition guidance for the calculation of the additional paid-in-capital pool (“APIC Pool”) as prescribed in SFAS No. 123(R) or the alternative transition method described in FSP 123R-3. The Company has elected to adopt the alternative transition method provided in FSP 123R-3 for calculating the tax

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

effects of stock-based compensation pursuant to SFAS No. 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the APIC Pool related to the tax effects of employee stock-based compensation expense and to determine the subsequent impact on the APIC Pool and consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that were outstanding at the Company’s adoption of SFAS No. 123(R).

The fair value of common stock for options granted was estimated by management using a market-based valuation methodology. A market approach was generally used to estimate the Company’s enterprise value using estimates of EBITDA multiplied by relevant market multiples. The Company did not obtain contemporaneous valuations by an unrelated valuation specialist because the Company had a reliable measure of fair value as a result of the numerous acquisitions and market transactions, including the recapitalization, negotiated at arm’s-length prices with third parties throughout the period, which included equity consideration. In addition, the Company’s management team had the appropriate expertise and experience to perform such analyses.

During the year ended December 31, 2006, the Company granted stock options with exercise prices as follows:

			Weighted Average
Grants Made During the	Number of Options	Weighted Average	Fair Value of
Year Ended December 31, 2006	Granted	Exercise Price	Common Stock

April 17, 2006	76,600	$15.50	$15.50
September 11, 2006	92,500	17.50	17.50
September 29, 2006	40,000	17.50	17.50
December 19, 2006	57,500	20.00	20.00

Derivatives

During 2006, the Company entered into an interest rate swap agreement. The Company accounts for derivative and hedging instruments in accordance with the provisions of Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), as amended by Statement No. 138. SFAS No. 133 requires the Company to recognize all derivatives as either assets or liabilities on the balance sheet at fair value. Gains and losses resulting from changes in fair value must be recognized currently in earnings unless specific hedge criteria are met. If a derivative is a hedge, depending upon the nature of the hedge, a change in its fair value is either offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive income (“OCI”) until the hedged item is recognized in earnings. Any difference between fair value of the hedge and the item being hedged, known as the ineffective portion, is immediately recognized in earnings in other operating expense.

The Company’s use of derivative instruments is limited to an interest rate swap agreement used to modify the interest characteristics for a portion of its outstanding variable rate debt. This interest rate swap is designated as a cash flow hedge and is structured so that it is highly effective.

The change in value of the interest rate swap is reported as a component of the Company’s OCI and reclassified into interest expense in the same period or periods during which the hedged transaction affects earnings. Derivative instruments are carried at fair value on the balance sheet in the applicable line item, other noncurrent assets or other long-term liabilities.

Termination of an interest rate swap agreement would result in the amount previously recorded in OCI being reclassified to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a debt obligation, any

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

amounts in OCI relating to designated hedge transactions of the extinguished debt would be reclassified to earnings coincident with the extinguishment.

Credit risk associated with derivatives is measured as the net replacement cost should the counterparties with contracts in a gain position to the Company completely fail to perform under the terms of those contracts, assuming no recoveries of underlying collateral. In managing derivative credit risk, both the current exposure, which is the replacement cost of contracts on the measurement date, as well as an estimate of the potential change in value of contracts over their remaining lives are considered. In managing credit risk associated with its derivative activities, the Company deals primarily with commercial banks. To minimize credit risk, the Company enters into legally enforceable master netting agreements, which reduce risk by permitting the closeout and netting of transactions with the same counterparty upon the occurrence of certain events.

Income Taxes

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”). SFAS No. 109 requires the liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered.

Deferred tax assets have also been recognized for net operating loss carryforwards. Valuation allowances are then recorded to reduce deferred tax assets to the amounts management concludes are more likely than not to be realized.

Rent Expense

Minimum rental expenses are recognized over the term of the lease. When a lease contains a predetermined fixed escalation of the minimum rent, the related rent expense is recognized on a straight-line basis. Lease incentives are amortized as a reduction to rent expense over the lease term. Contingent rent and rent escalations are included in rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

Net Income Per Share

Basic net income per share is computed by dividing net income available to stockholders by the weighted average number of shares outstanding for the period. Basic net income per share excludes the effect of potentially dilutive options. Diluted net income per share reflects potential dilution that could occur if stock

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

options and warrants were exercised. The following table sets forth the computations of basic and diluted earnings per share:

	Successor				Predecessor
			October 28, 2005		January 1, 2005
	Year Ended		Through		Through		Year Ended
	December 31, 2006		December 31, 2005		October 27, 2005		December 31, 2004
	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic
					(In thousands of dollars, except share and per share data)
Income (loss) from continuing operations	$10,836	$10,836	$2,118	$2,118	$(860)	$(860)	$3,790	$3,790
Income from discontinued operations	—	—	—	—	—	—	578	578
(Loss) on sale of discontinued operations	—	—	—	—	—	—	(67)	(67)

Net income (loss)	$10,836	$10,836	$2,118	$2,118	$(860)	$(860)	$4,301	$4,301

Average Equivalent Shares
Shares outstanding	11,607,254	11,607,254	11,320,583	11,320,583	12,443,857	12,443,857	12,141,694	12,141,694
Options to purchase common stock	105,621	—	95,143	—	—	—	59,952	—

Total average equivalent shares	11,712,875	11,607,254	11,415,726	11,320,583	12,443,857	12,443,857	12,201,646	12,141,694

Per Share Amounts
Earnings (loss) from continuing operations	$0.93	$0.93	$0.19	$0.19	$(0.07)	$(0.07)	$0.31	$0.31
Earnings from discontinued operations	—	—	—	—	—	—	0.05	0.05
Loss on sale of discontinued operations	—	—	—	—	—	—	(0.01)	(0.01)

Net earnings (loss) per share	$0.93	$0.93	$0.19	$0.19	$(0.07)	$(0.07)	$0.35	$0.35

For the year ended December 31, 2006, the period ended December 31, 2005, the period ended October 27, 2005 and the year ended December 31, 2004, average options of approximately 39,000, 0, 490,000 and 178,000, respectively, were outstanding but not included in the computation of earnings per common share because they were antidilutive. The Company issued warrants to Holdco in which the terms mirror the terms of Holdco’s incentive unit grants (Note 11). For the year ended December 31, 2006, average warrants of approximately 514,000 issued to Holdco were outstanding but not included in computation of earnings per common share because they were antidilutive.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, premium receivables, premiums payable and variable rate long-term debt approximate fair value as of December 31, 2006 and 2005, respectively.

New Accounting Pronouncements

In June 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting treatment for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

years beginning after December 15, 2006. Management does not expect the adoption of FIN 48 to have a material impact on the financial position or the results of operations of the Company.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit the use of fair value as the relevant measurement attribute. The provisions of SFAS No. 157 are to be applied prospectively as of fiscal periods beginning after November 15, 2007. The Company is currently assessing what impact, if any, SFAS No. 157 will have on its consolidated financial position and results of operations.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing what impact, if any, SFAS No. 159 will have on its consolidated financial position and results of operations.

2.	Acquisitions and Dispositions

As described in Note 1 regarding the Company’s financial statement basis of presentation, when Holdco issued equity units to the sellers of the acquired entities, the Company issued a corresponding amount of common stock to Holdco in exchange for the contribution of the acquired equity or net assets to the Company. The cash component of the purchase price consideration was funded by the Company. In the accompanying statement of stockholder’s equity, the Company’s equity transactions with Holdco are described as relating to the underlying transaction, and the related business combination accounting is reflected in the Company’s financial statements.

The acquisitions described below were recorded by allocating the cost of the assets acquired and liabilities assumed, based on their estimated fair values as of the dates of the respective acquisition. The excess of the cost of the acquisitions over the net of amounts assigned to the fair value of the assets acquired and the liabilities assumed was recorded as goodwill.

In determining the purchase prices for the acquisitions described below, the Company considered various factors including: (a) historical and projected revenue streams and operating cash flows of each company; (b) their management teams and sales personnel; (c) the potential to expand the market for the Company’s products/services through their existing distribution channels; (d) the complementary nature of each company’s product/services offerings as an extension of the offerings of the Company’s existing business; and (e) the potential for new product/service offerings.

Management believed that the growth would ultimately result in a favorable return on its investments notwithstanding a purchase price that included goodwill. Based on the Company’s assessments and the nature of the acquired businesses (including the value of the assembled workforce), the Company determined that it was appropriate to offer purchase prices for the acquisitions described below that resulted in the recognition of goodwill.

2006 Acquisitions

On April 21, 2006, the Company acquired all the outstanding stock of Communitas, Inc. and its subsidiary (“Communitas”) for total consideration of $6.2 million, including transaction costs of $0.2 million. The consideration was comprised of cash of $2.8 million, the assumption of liabilities of $1.4 million and Holdco common units valued at $2.0 million. These units were valued based on a calculation of the estimated

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

value of the Company using multiples of EBITDA and revenue. Additionally, the Company entered into an earnout agreement based on the performance of the acquired business during the period from April 21, 2007 to April 21, 2008. Any earnout payments can be made in cash or in shares of the Company’s common stock. The acquisition was financed by the Company’s existing revolving line of credit. Communitas is a group benefit claim administrator. By acquiring Communitas, the Company will no longer need to rely on third parties to provide group benefit claim administration services, and the Company will be able to grow the business through its existing client base.

The following table summarizes the preliminary estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

(In thousands of dollars)

Net assets acquired
Cash	$540
Prepaid expenses and other	812
Property and equipment	742
Other assets	64
Deferred tax asset	2,064
Goodwill	2,787
Intangible assets	1,220
Premiums payable	(27)
Accounts payable and accrued expenses	(2,792)
Other non current liabilities	(545)

4,865
Common units issued for acquisition	(2,000)
Cash acquired	(540)

Net cash paid for acquisition	$2,325

On June 2, 2006, the Company acquired substantially all of the net assets of the policy administration businesses of CBCA Administrators Inc. and related entities (“CBCA”) for cash totaling $3.5 million, including transaction costs of $0.2 million. Additionally, the Company entered into an earnout agreement based on the performance of the acquired business during the period from June 1, 2006 to September 1, 2009. The estimated contingent consideration was not included in the aggregate purchase price. Any earnout payments are required to be paid in cash. During 2006, the policy administration businesses of CBCA achieved earnouts totaling $0.6 million, of which $0.2 million was paid in 2006 and $0.4 million was payable at December 31, 2006. The policy administration businesses of CBCA provide several unique administrative services for insurance company clients as well as premium administration services for associations. These businesses will allow the Company to leverage a number of its Group Benefits division’s existing relationships.

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the preliminary estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

(In thousands of dollars)

Net assets acquired
Premium cash	$4,611
Property and equipment	39
Goodwill	3,556
Intangible assets	900
Premiums payable	(4,611)
Accounts payable and accrued expenses	(1,036)

Net cash paid for acquisition	$3,459

Management did not consider these acquisitions, individually or in the aggregate, to be material, and therefore pro forma financial information is not presented. For these acquisitions, the allocations of purchase price are preliminary and subject to refinement as the valuations of certain intangible assets are finalized.

2005 Acquisitions

On October 31, 2005, Holdco redeemed all the outstanding Class B units in four start-up subsidiaries of the Company. The Class B units had no voting rights nor did they share in the profits or losses of the subsidiaries. The Class B units entitled the holders to their respective percentage of the equity value of the subsidiary after five years based on a pre-determined valuation formula. In consideration for the redemption of these Class B units, Holdco issued 309,184 common units valued at $4.1 million. The Company concurrently issued 283,142 shares to Holdco, which were also valued at $4.1 million. The redemption aligned the interests of the subsidiaries with the Company’s interests and simplified the corporate structure.

On April 13, 2005, the Company acquired all of the stock of Stewart Smith East, Inc. and affiliates/subsidiaries (“Stewart Smith Group”) from Willis North America Inc. (“Willis”). Stewart Smith Group was Willis’ property and casualty wholesale brokerage operation. The acquisition allowed the Company to expand its geographic presence, add a significant number of new brokers and gain a significant trading relationship with Willis, one of the world’s largest retail brokerage organizations. The estimated aggregate purchase price was $103.1 million in cash, including transaction costs of $3.1 million. The transaction was financed by the Company’s credit facility that was completed in connection with this acquisition. In connection with the purchase agreement, Willis agreed to indemnify the Company for all pre-closing liabilities that arise post-closing.

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the estimated fair value of assets acquired and liabilities assumed, at the date of acquisition:

(In thousands of dollars)

Net assets acquired
Cash	$493
Premium cash	18,418
Premiums receivable	71,359
Prepaid expenses and other	839
Property and equipment	1,377
Goodwill	86,069
Intangible assets	15,979
Other assets	102
Premiums payable	(82,610)
Accounts payable and accrued expenses	(8,392)
Other liabilities	(503)

103,131
Less: Cash acquired	(493)

Net cash paid for acquisition	$102,638

The following table summarizes the required Predecessor disclosures for the pro forma combined entity as if the Stewart Smith Group acquisition occurred as of January 1, 2004. Disclosures for the Successor are not on a pro forma basis as the acquisition of Stewart Smith Group occurred prior to October 27, 2005, the date of the recapitalization.

	Predecessor
	Period From
	January 1, 2005
	Through	Year Ended
	October 27,	December 31,
	2005	2004
	(In thousands of dollars,
	except per share data)

(Unaudited)
Revenues	$125,459	$161,757
Income (loss) before income taxes	(2,704)	21,344
Net income (loss) from continuing operations	(2,395)	12,161
Income from discontinued operations	—	578
(Loss) from discontinued operations, loss on sale	—	(67)
Net income (loss)	(2,395)	12,672
Earnings (loss) per share
Basic	(0.19)	1.04
Diluted	(0.19)	1.04

2004 Acquisitions

On February 23, 2004, the Company acquired all of the equity units of Property Risk Services LLC (“PRS”). PRS is a specialty wholesale brokerage operation focusing on large property risks. The acquisition allowed the Company to expand its large property brokerage capabilities on a national basis.

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The aggregate purchase price was $39.6 million, consisting of $30.1 million in cash, including transaction costs of $0.6 million, and Holdco common units valued at $9.5 million. These units were valued based on a calculation of the estimated value of the Company using multiples of EBITDA and revenue. Additionally, the Company entered into a five-year earnout agreement entitling the former unitholders of PRS to annual earnout consideration equal to the amount of EBITDA in excess of the greater of $6.0 million or 35% of net revenue. The earnout will be paid in a combination of cash, up to a maximum of 75%, and additional common units at the discretion of the former PRS unitholders, subject to the Company’s right to pay the entire amount in cash. For the years ended December 31, 2005 and 2004, the former PRS unitholders achieved earnouts totaling $0.8 million and $0.9 million, respectively, which were recorded as additional goodwill. At December 31, 2006, it was determined that the former PRS unitholders would be entitled to an earnout totaling $5.4 million, which was recorded as additional goodwill as of December 31, 2006.

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition:

(In thousands of dollars)

Net assets acquired
Cash	$480
Premium cash	2,994
Premiums receivable	1,811
Prepaid expenses and other	598
Property and equipment	252
Goodwill	28,143
Intangible assets	12,550
Premiums payable	(5,299)
Deferred tax liability	(1,102)
Accounts payable and accrued expenses	(778)

39,649
Less: Common units issued for acquisition	(9,500)
Cash acquired	(480)

Net cash paid for acquisition	$29,669

On December 8, 2004, the Company acquired substantially all of the net assets of The Quaker Agency of the South, Inc. (“Quaker”). Quaker is a diversified wholesale brokerage operation based in Charlotte, North Carolina. The acquisition substantially increased the Company’s capabilities and retail relationships in the southeastern United States.

The aggregate purchase price was $14.6 million, consisting of $10.4 million in cash, including transaction costs of $0.2 million, notes payable totaling $2.0 million and Holdco common units valued at $2.2 million. These units were valued based on a calculation of the estimated value of the Company using multiples of EBITDA and revenue. Additionally, the Company entered into a two year earnout agreement based on Quaker meeting certain revenue growth targets and maintaining certain EBITDA margins for 2006 and 2005. The estimated contingent consideration was not included in the initial aggregate purchase price. The Company did not record a liability for 2006 and 2005 earnouts related to Quaker since the earnout targets for 2006 and 2005 were not met.

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition:

(In thousands of dollars)

Net assets acquired
Cash	$5
Premium cash	3,174
Premiums receivable	3,032
Prepaid expenses and other	6
Property and equipment	79
Goodwill	10,196
Intangible assets	4,617
Premiums payable	(5,332)
Deferred tax liability	(249)
Accounts payable and accrued expenses	(912)

14,616
Less: Notes payable issued for acquisition	(2,000)
Common units issued for acquisition	(2,188)
Cash acquired	(5)

Net cash paid for acquisition	$10,423

The results of operations for the acquisitions completed during the year ended December 31, 2006, the period ended December 31, 2005, the period ended October 27, 2005 and the year ended December 31, 2004 have been included in the accompanying consolidated statements of operations from the dates of acquisition.

2004 Disposition

In November 2004, the Company entered into a stock redemption agreement with Capitol Payment Plan, Inc. (“CPP”), whereby CPP acquired the 70.5% of its common stock owned by the Company. The Company received $6.1 million in cash proceeds and recorded a loss of approximately $67,000. The Company sold its interest in CPP because its financing operations were not a strategic fit with the Company’s focus on wholesale distribution of insurance products.

3.	Fixed Assets

	Successor
	December 31,	December 31,
	2006	2005
	(In thousands of dollars)

Equipment and software	$7,306	$4,651
Furniture and fixtures	3,706	1,911
Leasehold improvements	2,254	1,581

	13,266	8,143
Less: Accumulated depreciation	(3,240)	(536)

	$10,026	$7,607

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Depreciation expense for the year ended December 31, 2006, the period ended December 31, 2005, the period ended October 27, 2005, and the year ended December 31, 2004 was $3.6 million, $0.5 million, $1.9 million and $1.5 million, respectively.

4.	Goodwill

Changes in goodwill balances are as follows:

(In thousands
of dollars)

Predecessor, balance as of December 31, 2004	$82,102
Goodwill of acquired businesses	85,829

Predecessor, balance as of October 27, 2005	$167,931

Successor, balance as of October 28, 2005	$238,648
Goodwill of acquired businesses	4,761

Successor, balance as of December 31, 2005	243,409
Goodwill of acquired businesses, including earnouts	13,027

Successor, balance as of December 31, 2006	$256,436

Goodwill allocable to each of the Company’s reportable segments as of December 31, 2006 is as follows: Property & Casualty Brokerage — $177.3 million, Specialty Underwriting — $17.9 million and Group Benefits — $61.2 million.

5.	Other Identifiable Intangible Assets

	Successor
	December 31,		December 31,
	2006		2005
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

	(In thousands of dollars)

Customer relationships	$41,019	$(4,825)	$38,983	$(549)
Noncompete agreements	4,030	(621)	3,946	(88)

	$45,049	$(5,446)	$42,929	$(637)

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Changes in other identifiable intangible assets are as follows:

(In thousands
of dollars)

Predecessor, balance as of December 31, 2004	$26,904
Amortization of other identifiable intangible assets	(5,710)
Other identifiable intangible assets of acquired businesses	13,998

Predecessor, balance as of October 27, 2005	$35,192

Successor, balance as of October 28, 2005	$42,929
Amortization of other identifiable intangible assets	(637)

Successor, balance as of December 31, 2005	42,292
Amortization of other identifiable intangible assets	(4,809)
Other identifiable intangible assets of acquired businesses	2,120

Successor, balance as of December 31, 2006	$39,603

The carrying value of intangibles is periodically reviewed by management to determine whether they may be impaired. Based on its review, no adjustment to the carrying value was required as of December 31, 2006.

Amortization expense for other intangible assets for the year ended December 31, 2006, the period ended December 31, 2005, the period ended October 27, 2005, and the year ended December 31, 2004 was $4.8 million, $0.6 million, $5.7 million and $3.9 million, respectively. Amortization expense for other intangible assets for the years ending December 31, 2007, 2008, 2009, 2010 and 2011 is estimated to be $5.0 million, $4.9 million, $4.5 million, $4.2 million and $3.9 million, respectively.

6.	Accrued Expenses

	Successor
	December 31,	December 31,
	2006	2005
	(In thousands of dollars)

Accrued bonus	$19,000	$16,777
Accrued other expenses	30,710	20,188

	$49,710	$36,965

7.	Transactions With Related Parties

For the year ended December 31, 2006, the period ended December 31, 2005, the period ended October 27, 2005 and the year ended December 31, 2004, the Company recorded profit commissions from an entity that is owned by one of the Company’s employees totaling $4.2 million, $25,000, $0.6 million and $0.2 million, respectively. The Company also had accounts receivable from this entity totaling $3.5 million and $1.0 million at December 31, 2006 and 2005, respectively. This entity owns a 100% interest in a segregated cell reinsurer (a “rent-a-captive”) that is providing reinsurance for one of the carriers the Company uses for the prescription drug coverage it sells. The Company has a profit sharing agreement with the related entity that provides for 80% of the profits the entity receives from the rent-a-captive to be paid to the Company.

The Company leases two of its operating office locations from the former owner of one of its subsidiaries who is a current unitholder of Holdco and current employee of the Company. Additionally, the

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Company leases an office location from an employee. The current lease agreements require monthly rental payments of approximately $23,700 through 2010 and $4,600 through 2009, respectively. The rental expense related to these leases for the year ended December 31, 2006 and the period ended December 31, 2005 was $0.3 million and $47,000, respectively, and $0.2 million for both the period ended October 27, 2005 and the year ended December 31, 2004.

In June 2006, the Company completed an internal unit purchase program for employees of the Company. Employees were able to buy units in Holdco at the estimated fair value of those units. This program is not considered compensatory under the provisions of SFAS 123(R). The Company matched the amount invested with a full recourse note for the same amount, allowing the employees to purchase twice the number of units. The Company issued 386,787 shares of common stock valued at $6.0 million in connection with this program, of which $2.4 million was received in cash and $3.6 million was in notes receivable. These notes have been netted against the additional paid in capital recorded for the issuance of common stock. The notes bear interest at 6% and mature in 2011. Subsequent to the original issuance, $275,000 of the notes receivable have been repaid.

In October 2005, the Company entered into an Advisory Services Agreement with PCap, L.P., the management company of Parthenon Capital, LLC. The Company estimates the annual fees associated with this agreement to be approximately $0.8 million. The term of the agreement is five years, and the agreement terminates automatically in the event of an initial public offering or the sale of the Company.

The Company had a note receivable from a senior executive totaling $205,000 at December 31, 2005 and 2004, relating to the purchase of units in the Company. The note bore interest at 6% and was to mature in 2007. In November 2006, the Company forgave the outstanding principal and interest accrued on the note and recognized approximately $254,000 as compensation expense and $49,000 as interest income.

On December 13, 2006, the Company completed a transaction with a former officer of the Company who left the Company to join a reinsurance company. In accordance with the terms of the transaction, the Company and the former officer mutually agreed to terminate the officer’s employment and related non-compete agreement with the Company, to permit the reinsurance company to hire certain of the Company’s employees and to transfer to the reinsurance company certain assets of the Company’s Specialty Underwriting division, including leasehold improvements and office equipment with a book value of approximately $0.1 million, which approximates fair value.

The assets sold were not considered to be a component of the Company’s business and did not result in accounting and reporting for the disposal as a discontinued operation. The Company received total consideration of approximately $3.7 million related to the arrangement and recorded a gain of approximately $3.5 million. Of the total consideration received, $3.0 million was sent directly from the buyer to the administrative agent of the Company’s credit facility to repay $3.0 million of the Company’s first lien term loan. The Company’s credit agreement requires proceeds from the sale of assets to be used to pay down its first lien term loan. Accordingly, the $3.0 million of proceeds from this arrangement and the repayment of the debt are not reflected in the Company’s statement of cash flows.

In connection with the above transaction, Holdco agreed to redeem the common units held by the former officer, which he had previously acquired from a third party, at a negotiated value of $0.7 million. The redemption of the common units and the related cash activity is not reported in the Company’s statement of stockholder’s equity or its statement of cash flows because the units were non-compensatory and do not relate to common stock of the Company.

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

8.	Borrowings

	Successor
	December 31,	December 31,
	2006	2005
	(In thousands of dollars)

Term loans	$166,826	$170,693
Other	471	606

	167,297	171,299
Less: Current portion	(1,253)	(1,836)

	$166,044	$169,463

Future principal payments as of December 31, 2006 are as follows:

(In thousands of dollars)

2007	1,253
2008	1,678
2009	1,230
2010	1,230
2011	113,906
Thereafter	48,000

$167,297

In 2005, the Company entered into two syndicated senior secured credit facilities. These facilities consist of a first lien credit facility with a $123.0 million term loan and a $25.0 million revolving credit line of credit and a second lien credit facility with a $48.0 million term loan. The first lien revolving credit facility also provides for the issuance of letters of credit with an aggregate face value of up to $5.0 million. The Company borrowed $171.0 million under these facilities in connection with the recapitalization. As of December 31, 2006, there was $118.8 million outstanding under the first lien term loan and $48.0 million outstanding under the second lien term loan.

The first lien term credit facility, including the revolving line of credit, matures on October 27, 2011, and the second lien credit facility matures on April 27, 2012. The first lien term loan amortizes in quarterly installments of $307,500, and the second lien credit facility has no required amortization. The first lien term loan bears interest at LIBOR plus 275 to 350 basis points, depending on the ratio of the Company’s total debt to its EBITDA. The interest rate on the outstanding borrowings under the first lien credit facility as of December 31, 2006 ranged from 8.35% to 8.38%, based on LIBOR maturity dates. The second lien credit facility bears interest at LIBOR plus 750 basis points. The interest rate on the outstanding borrowings under the second lien credit facility as of December 31, 2006 was 12.86%.

The credit agreements require the Company to maintain certain financial ratios and comply with certain other covenants, the most restrictive being the fixed charge coverage ratio. The Company believes it was in compliance with all such covenants as of December 31, 2006.

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

9.	Income Taxes

The components of income taxes shown in the consolidated statements of operations are as follows:

	Successor		Predecessor
		October 28,	January 1,
	Year	2005	2005	Year
	Ended	Through	Through	Ended
	December 31,	December 31,	October 27,	December 31
	2006	2005	2005	2004

	(In thousands of dollars)

Current
Federal	$5,972	$(3,268)	$3,701	$1,164
State	1,639	(716)	1,352	319

	7,611	(3,984)	5,053	1,483

Deferred
Federal	484	4,852	(3,972)	1,314
State	852	635	(295)	133
Change in valuation allowance	(139)	—	(14)	—

	1,197	5,487	(4,281)	1,447

Net income tax expense	$8,808	$1,503	$772	$2,930

A reconciliation between the Company’s income tax expense and income tax computed at the U.S. federal statutory rate is as follows:

	Successor				Predecessor
			October 28,		January 1,
	Year		2005		2005		Year
	Ended		Through		Through		Ended
	December 31,		December 31,		October 27,		December 31,
	2006	Rate	2005	Rate	2005	Rate	2004	Rate

	(In thousands of dollars)

Income tax expense computed at statutory rate	$6,876	35%	$1,231	34%	$(30)	34%	$2,285	34%
State income taxes	1,620	8%	177	5%	577	(654)%	279	5%
Nondeductible expenses	653	4%	95	3%	225	(255)%	366	5%
Tax effect of change in statutory rates	(202)	(1)%	—	—	—	—	—	—
Change in valuation allowance	(139)	(1)%	—	—	—	—	—	—

Total income tax expense	$8,808	45%	$1,503	42%	$772	(875)%	$2,930	44%

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The significant components of deferred income taxes included in the balance sheet are as follows:

	Successor
	December 31,	December 31,
	2006	2005
	(In thousands of dollars)

Deferred tax assets
Net operating loss and capital loss carryforwards	$3,501	$1,565
Tax credits	12	2,676
Employee benefits	2,004	1,277
Accrued expenses	956	932
Allowance for commission adjustments	2,354	950
Accrued commissions	828	805
Stock options	476	294

Gross deferred tax assets	10,131	8,499
Valuation allowance	(53)	(113)

Net deferred tax assets	10,078	8,386

Deferred tax liabilities
Property and equipment	(204)	(351)
Intangibles	(1,604)	—
Derivatives	(249)	—
Other	(237)	—

Gross deferred tax liabilities	2,294	(351)

Net deferred tax assets	$7,784	$8,035

At December 31, 2006, approximately $8.1 million of regular tax net operating loss carryforwards remain, and a deferred tax benefit of approximately $2.8 million related to these loss carryforwards has been recognized, as management considers it more likely than not that the tax benefit will be realized. The operating loss carryforwards relate to acquired businesses and are limited in utilization under Internal Revenue Code Section 382. The Company believes these operating loss carryforwards will be fully utilized prior to their expiration, which is scheduled to occur between 2021 and 2026. Additionally, the Company has recognized a deferred tax asset of approximately $0.7 million related to state net operating loss carryforwards, which are scheduled to start expiring in 2007. As of December 31, 2006, the Company has recognized a valuation allowance on state net operating loss carryforwards of $0.1 million related to such carryforwards expected to expire unutilized.

10.	Derivatives

To hedge the risk of increasing interest rates, in January 2006, the Company entered into an interest rate swap agreement as a hedge against a portion of its variable rate debt. The notional amount of the swap was $68.5 million. The interest rate swap resulted in the Company paying interest at a fixed rate of 4.74% and receiving interest at the three month LIBOR-based variable-rate, which was 5.36% at December 31, 2006. The interest rate swap had a remaining maturity of two years at December 31, 2006. The fair value of the interest rate swap was approximately $0.5 million ($0.3 million, net of tax) and was recorded in other assets as of December 31, 2006, with the related change in fair value reflected as OCI. The Company has designated and assessed the derivative as a highly effective cash flow hedge. During the year ended December 31, 2006, the Company recognized approximately $46,000 of gains, recorded in other operating expense, related to the

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

ineffective portion of its cash flow hedging instrument. During the year ended December 31, 2006, the Company reclassified $0.1 million of net gains, after-tax, on derivative instruments from OCI to earnings. At December 31, 2006, the Company expects to reclassify $0.2 million of net gains, after-tax, on derivative instruments from OCI to earnings during the next 12 months as interest payments and receipts on the interest rate swap occur.

11.	Equity Based Compensation and Incentive Plans

Options

Holdco’s 2000 Long-Term Incentive Plan (the “2000 Plan”) provides for the granting of unit options to directors, officers, employees and consultants. As of December 31, 2006, 117,992 Holdco unit options were outstanding. Because these unit options were fully vested prior to the adoption of SFAS No. 123(R), no compensation expense was recorded during the year ended December 31, 2006. These units do not have any future dilutive impact at the Company level and are not included in the diluted share calculations or the options outstanding table below. Holdco has reserved 435,000 common units for issuance under the 2000 Plan. The terms and conditions of grants are determined by the Board of Managers of Holdco in accordance with the terms of the 2000 Plan. No unit options were issued under the 2000 Plan during the year ended December 31, 2006 and Holdco does not anticipate any future grants under this plan.

Holdco also granted 319,922 “profits-only” units to a member of the senior management team in April 2005. These units have different participation rights than Holdco’s common units principally with respect to the point at which the unit holders begin to participate in distributions that Holdco may elect to make. These units are expensed on a straight-line basis over the vesting period. In December 2006, Holdco redeemed 32,500 of these profits-only units, of which 10,833 were vested. The redemption of these units was not reported in the Company’s financial statements as there was no contemporaneous equity transaction between Holdco and the Company. These units do not have any future dilutive impact at the Company level and are not included in the diluted share calculations or the options outstanding table below. These units vest in equal annual installments over five years, subject to accelerated vesting upon approval of the Board of Managers.

Holdco has also granted service-based nonvested units to certain officers and employees of its subsidiaries. In January 2006, 42,509 service-based nonvested units were issued by Holdco; correspondingly, the Company issued 38,929 nonvested shares to Holdco. These units generally vest in full in one installment on the fifth anniversary of the date of employment. In accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share, these units are included in diluted share calculations, but excluded from basic share calculations.

The Company’s 2002 Stock Option Plan (the “2002 Plan”) provides for the granting of incentive and nonqualified common stock options to directors, officers, employees and consultants. The terms and conditions of grants are determined by the Board of Directors in accordance with the terms of the 2002 Plan. Stock options are granted with an exercise price equal to the fair value of the Company’s common stock at the date of grant. Those stock option awards generally vest ratably over five years and have a 10-year contractual term. The Company has reserved 762,582 common shares for issuance under the 2002 Plan. During the year ended December 31, 2006, 266,600 nonqualified common stock options were issued under this plan to certain officers and employees of the Company.

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The fair value of each stock option award and the April 2005 Holdco “profits-only” unit award was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Successor		Predecessor
		October 28,	January 1,
	Year	2005	2005	Year
	Ended	Through	Through	Ended
	December 31,	December 31,	October 27,	December 31,
	2006	2005	2005	2004
Dividend yield	0%	—	0%	0%
Risk free interest rate	4.82%	—	4.77%	4.24%
Expected lives	5.8 – 7.6 years	—	6 years	6 years
Volatility	29.7%	—	29.3%	33.5%

The Black-Scholes model incorporates assumptions to value stock-based awards. The risk-free rate of interest for periods within the contractual life of the option is based on a U.S. government instrument over the contractual term of the equity instrument. Expected lives are based on the simplified method described under Staff Accounting Bulletin No. 107, Share-Based Payment, and volatility is based on an average of public companies with similar characteristics.

In April 2006, Holdco’s Board of Managers adopted the American Wholesale Insurance Holding Company, LLC Equity Incentive Plan. The Equity Incentive Plan authorizes Holdco to award up to 1,411,332 “profits-only” equity incentive unit awards to executives, key employees or service providers of Holdco or any of its subsidiaries. The terms and conditions of grants are determined by the Board of Managers of Holdco in accordance with the terms of the Plan. In April 2006, the Board of Managers of Holdco authorized Holdco to award 950,000 incentive units under the Equity Incentive Plan to certain executives and key employees of subsidiaries of Holdco. In addition, in September 2006, the Board of Managers of Holdco awarded an additional 425,000 incentive units. These units have different participation rights than Holdco’s common units principally with respect to the point at which the unit holders begin to participate in distributions that Holdco may elect to make. All of these units generally vest in equal annual installments over five years, subject to accelerated vesting upon approval of the Board of Managers. During the three months ended September 30, 2006, 1,375,000 incentive unit awards were issued under this plan. Of these units, 950,000 incentive unit awards had a grant and service inception date of July 28, 2006. These incentive units vested 20 percent in October 2006, and an additional 1 2/3 percent of the incentive units vest each month through September 2010. The remaining 425,000 incentive unit awards had a grant and service inception date of September 29, 2006. Of these awards, 215,000 incentive unit awards vested 20 percent in October 2006, and an additional 1 2/3 percent of the incentive units vest each month through September 2010. 210,000 of such incentive unit awards vest 20 percent in September 2007, and 1 2/3 percent vest each month through August 2011.

The fair value of the incentive unit awards was estimated by determining the overall fair value of the equity of the Company using a market-based approach (see Note 1) and allocating this value to the respective equity units using the option pricing method as prescribed in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The following weighted average assumptions were used to value the incentive unit awards: risk-free interest rate of 4.87%, volatility of 30.0%, dividend yield of 0% and expected term of 2.5 years.

For the year ended December 31, 2006, stock-based compensation costs totaled $1.0 million ($0.6 million net of tax) which consisted of $298,000 related to “profit-only” units, $230,000 related to incentive unit awards, $360,000 related to stock options and $115,000 related to service-based nonvested shares.

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

A comparison of reported net income for the year ended December 31, 2006, the period ended December 31, 2005, the period ended October 27, 2005 and the year ended December 31, 2004 and pro forma net income for the period ended December 31, 2005, the period ended October 27, 2005 and the year ended December 31, 2004, including the effects of expensing equity based compensation, is as follows:

	Successor			Predecessor
		October 28, 2005		January 1, 2005
	Year Ended	Through		Through	Year Ended
	December 31,	December 31,		October 27,	December 31,
	2006	2005		2005	2004
	(In thousands of dollars, except per share data)
Net income (loss) as reported	$10,836	$2,118		$(860)	$4,301
Earnings (loss) per share
Basic — as reported	0.93	0.19		(0.07)	0.35
Diluted — as reported	0.93	0.19		(0.07)	0.35
Total stock-based employee compensation cost included in the determination of net income	1,003	—		—	—
Total equity based compensation expense	1,003	55	(a)	740 (a)	175	(a)
Pro forma effect
Pro forma net income (loss)		2,063		(1,600)	4,126
Earnings (loss) per share
Basic — pro forma		0.18		(0.13)	0.34
Diluted — pro forma		0.18		(0.13)	0.34

(a)	As if the Company had applied SFAS No. 123(R) to expense options in all periods.

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Information with respect to outstanding options is as follows:

			Remaining	Aggregate
		Weighted Average	Contractual	Intrinsic
	Shares	Exercise Price	Term (Years)	Value

Predecessor balance, December 31, 2003	313,166	$9.72
Granted	41,500	12.09
Forfeited	(27,000)	7.93

Predecessor balance, December 31, 2004	327,666	10.17
Granted	254,974	12.09
Forfeited	(40,058)	10.89

Predecessor balance, October 27, 2005	542,582	$11.02

Successor balance, October 28, 2005	542,582	$11.02
Forfeited	(15,000)	12.09

Successor balance, December 31, 2005	527,582	10.99
Granted	266,600	17.46
Forfeited	(79,800)	12.28

Successor balance, December 31, 2006	714,382	$13.26	8.09	$4,814,618

Options exercisable at December 31, 2006	280,849	$10.16	6.55	$2,763,899

Weighted-average Black-Scholes fair value of options granted during the year		$7.16

For the period ended October 27, 2005 and the year ended December 31, 2004, the weighted average Black-Scholes fair value of each option granted was estimated at $4.66 and $4.91, respectively. No options were exercised during the period ended December 31, 2005, the period ended October 27, 2005 or the year ended December 31, 2004.

The following table provides certain information about stock options outstanding at December 31, 2006:

	Outstanding Options			Options Exercisable
	Number	Weighted		Number
	Outstanding	Average	Weighted	Outstanding	Weighted
	at	Remaining	Average	at	Average
	December 31,	Contractual	Exercise	December 31,	Exercise
Range of Exercise Prices	2006	Life	Price	2006	Price

$0.00 — $12.00	118,166	5.8 years	$7.50	118,166	$7.50
$12.01 — $20.00	596,216	8.6 years	14.40	162,683	12.09

	714,382	8.1 years	$13.26	280,849	$10.16

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents the status and changes of service-based nonvested units:

		Weighted
		Average
		Grant
	Shares	Price

Outstanding at January 1, 2006	—	$—
Granted	38,929	14.72
Forfeited	—	—
Exercised	—	—

Outstanding at December 31, 2006	38,929	$14.72

As of December 31, 2006, there were $0.5 million of total unrecognized compensation costs related to service-based nonvested share-based compensation arrangements. This cost is expected to be recognized over a weighted-average period of 3.0 years.

As previously discussed, 319,922 “profits-only” Holdco units were issued in April 2005 at a grant price of $12.01. In December 2006, 32,500 shares were redeemed resulting in 287,422 “profits-only” Holdco units outstanding at December 31, 2006. There were $0.9 million of total unrecognized compensation costs related to these “profits-only” units which is expected to be recognized over a period of 3.3 years.

The following table presents the status and changes of incentive unit awards:

Shares

Outstanding at January 1, 2006	—
Granted	1,375,000
Forfeited	—
Exercised	—

Outstanding at December 31, 2006	1,375,000

As of December 31, 2006 there was $0.9 million of total unrecognized compensation cost related to incentive unit awards. This cost is expected to be recognized over a weighted-average period of 4.0 years.

12.  Employee Benefit Plan

The Company sponsors a defined contribution retirement plan under Internal Revenue Code 401(k) under which substantially all employees are eligible to participate. Under the plan, the Company’s matching contribution is equal to 50% of each participant’s contribution to a maximum of 6% of the participant’s eligible compensation. The Company’s contributions to the plan for the year ended December 31, 2006, the period ended December 31, 2005, the period ended October 27, 2005 and for the year ended December 31, 2004 amounted to $1.5 million, $0.2 million, $1.0 million and $0.8 million, respectively.

The Company sponsored a deferred compensation plan that provided certain participants with the opportunity to invest a portion of their compensation on a tax deferred basis. The funds are held in a rabbi trust. The balance totaled $3.3 million at December 31, 2006 and 2005. The plan was terminated on December 31, 2004 with respect to future contributions.

13.  Commitments and Contingencies

The Company leases facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2014. The facility leases generally contain renewal options and escalation clauses based on increases in the lessors’ operating expenses and other charges. At

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2006, the aggregate future minimum lease payments under all noncancelable lease agreements in excess of one year were as follows:

(In thousands of dollars)

2007	$7,552
2008	6,227
2009	4,594
2010	3,917
2011	2,740
Thereafter	5,683

$30,713

As of December 31, 2006 the Company’s deferred rent liability totaled $1.1 million. Rental expense for the year ended December 31, 2006, the period ended December 31, 2005, the period ended October 27, 2005 and the year ended December 31, 2004 for operating leases totaled approximately $6.5 million, $0.9 million, $4.3 million and $3.1 million, respectively.

At December 31, 2006, the future minimum lease payments under capital leases were as follows:

(In thousands of dollars)

2007	$1,910
2008	1,224
2009	835
2010	429
2011	298

Total minimum lease payments	4,696
Less: Imputed Interest	(443)

Present value of net minimum lease payments	$4,253

In the normal course of business, the Company is a party to various claims and legal proceedings. Although the ultimate outcome of these matters is presently not determinable, management, after consultation with legal counsel, does not believe that the resolution of these matters separately or taken as a whole will have a material effect upon the Company’s financial position or results of operations.

14.  Segment Information

The Company’s business is divided into three reportable segments: Property & Casualty Brokerage, which distributes a broad range of property and casualty insurance products nationally to retail insurance agents and brokers; Specialty Underwriting, which is comprised of numerous specific insurance programs for specific industry, trade groups and market niches, where the insurance company has contracted with the Company to provide underwriting services for these programs on their behalf; and Group Benefits, which distributes a range of group benefit products to employer groups or associations through retail insurance agents and brokers and provides related administrative services.

The accounting polices of the reportable segments are the same as those described in Note 1. The Company evaluates the performance of its segments based upon revenues and operating income.

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Summarized financial information concerning the Company’s reportable segments is shown in the following table. The “Other” column includes corporate-related items, intersegment eliminations and any income and expenses not allocated to reportable segments, including income taxes, depreciation and interest expense. In addition, amortization is reported in the “Other” column, while other identifiable intangible assets are allocated to the Company’s reportable segments.

	Successor
	Property
	&
	Casualty	Specialty	Group
	Brokerage	Underwriting	Benefits	Other	Total
	(In thousands of dollars)

As of and for the period ended December 31, 2006
Total revenues	$130,305	$17,431	$37,332	$217	$185,285
Interest income	3,444	357	612	319	4,732
Amortization	—	—	—	4,809	4,809
Depreciation	—	—	—	3,622	3,622
Interest expense	—	—	—	17,151	17,151
Non-operating income	—	—	—	3,495	3,495
Equity-based compensation expense	—	—	—	1,003	1,003
Income before income taxes	41,801	2,933	11,023	(36,113)	19,644
Total assets	426,973	48,206	96,878	76,477	648,534

As of and for the period ended December 31, 2005
Total revenues	$21,175	$5,530	$3,532	$391	$30,628
Interest income	415	48	74	21	558
Amortization	—	—	—	636	636
Depreciation	—	—	—	536	536
Interest expense	—	—	—	2,949	2,949
Income before income taxes	7,284	2,050	1,547	(7,260)	3,621
Total assets	426,677	53,634	70,975	71,209	622,495

AmWINS Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Predecessor
	Property
	&
	Casualty	Specialty	Group
	Brokerage	Underwriting	Benefits	Other	Total
	(In thousands of dollars)

For the period ended October 27, 2005
Total revenues	$81,321	$14,062	$16,091	$167	$111,641
Interest income	756	171	217	108	1,252
Amortization	—	—	—	5,716	5,716
Depreciation	—	—	—	1,855	1,855
Interest expense	—	—	—	8,516	8,516
Loss on extinguishment of debt	—	—	—	9,799	9,799
Income before income taxes	24,572	1,815	6,171	(32,646)	(88)
For the year ended December 31, 2004
Total revenues	$48,476	$19,716	$15,890	$522	$84,604
Interest income	290	170	118	2	580
Amortization	—	—	—	3,873	3,873
Depreciation	—	—	—	1,475	1,475
Interest expense	—	—	—	2,498	2,498
Loss on extinguishment of debt	—	—	—	994	994
Income before income taxes	10,491	4,762	5,624	(14,224)	6,653

15.	Subsequent Event

The Company is currently negotiating an acquisition of a small managing general underwriter business for initial consideration of $6.0 million, of which $3.0 million would be payable in cash and $3.0 million would be payable in common stock. In addition, the letter of intent contemplates earnout consideration payable over the five year period following closing, equal to 40% of the amount by which the acquired business generates EBITDA above an agreed-upon threshold.

Report of Independent Auditors

To AmWINS Group, Inc.:

In our opinion, the accompanying combined balance sheets and the related combined statements of income, shareholder’s equity and cash flows present fairly, in all material respects, the financial position of Stewart Smith Group, an operating division of Willis North America Inc., (the “Company”) at April 13, 2005, December 31, 2004 and December 31, 2003, and the results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
August 12, 2005

Stewart Smith Group
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

Combined Balance Sheets
April 13, 2005, December 31, 2004 and 2003

	2005	2004	2003

Assets
Current assets
Cash and cash equivalents	$750,406	$42,984,354	$41,138,907
Premium cash	23,053,729	31,959,819	40,798,829
Premiums receivable, net	69,926,846	67,033,255	86,918,799
Other current assets	1,340,339	548,869	738,357
Deferred tax asset	965,632	744,967	688,312

Total current assets	96,036,952	143,271,264	170,283,204
Property and equipment, net	1,376,811	1,423,722	1,609,567
Deferred tax asset	387,701	1,118,105	1,444,696
Other noncurrent assets	101,813	1,115,127	993,914

Total assets	$97,903,277	$146,928,218	$174,331,381

Liabilities and Shareholder’s Equity
Current liabilities
Premiums payable	78,547,951	79,056,603	106,845,014
Accounts payable and accrued expenses	9,379,130	16,815,457	24,925,913
Cash overdraft	4,914,505	6,838,521	6,092,232
Income tax payable	501,536	4,721,366	2,202,197
Due to affiliate nontrade	—	6,300,946	6,473,732

Total current liabilities	93,343,122	113,732,893	146,539,088
Other liabilities	—	2,019,541	2,025,570

Total liabilities	93,343,122	115,752,434	148,564,658

Shareholder’s equity
Additional paid-in capital	18,532,203	17,614,650	17,614,650
Retained earnings (deficit)	(13,972,048)	13,561,134	8,152,073

Total shareholder’s equity	4,560,155	31,175,784	25,766,723

Total liabilities and shareholder’s equity	$97,903,277	$146,928,218	$174,331,381

The accompanying notes are an integral part of these financial statements.

Stewart Smith Group
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

Combined Statements of Income
Period Ended April 13, 2005 and Years Ended December 31, 2004 and 2003

	2005	2004	2003

Revenues
Commissions and fees	$13,313,686	$66,119,217	$67,878,042
Other income	503,708	11,034,106	2,814,054

Total revenues	13,817,394	77,153,323	70,692,096

Expenses
Employee compensation and benefits	8,606,157	33,017,778	34,625,090
Business development	708,182	2,601,443	2,787,103
General and administrative	2,730,112	7,773,937	7,050,455
Depreciation and amortization	100,043	456,145	514,322

Total expenses	12,144,494	43,849,303	44,976,970

Income from operations	1,672,900	33,304,020	25,715,126
Interest expense	41,463	165,852	165,852
Management fee to Willis	1,034,216	5,123,067	5,312,078

Income before income taxes	597,221	28,015,101	20,237,196
Income tax expense	204,455	11,609,211	8,854,377

Net income	$392,766	$16,405,890	$11,382,819

The accompanying notes are an integral part of these financial statements.

Stewart Smith Group
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

Combined Statements of Shareholder’s Equity
Period Ended April 13, 2005 and Years Ended December 31, 2004 and 2003

	Additional	Retained	Total
	Paid-In	Earnings	Shareholder’s
	Capital	(Deficit)	Equity

Balances, December 31, 2002	$17,614,650	$(1,017,091)	$16,597,559
Net income	—	11,382,819	11,382,819
Distribution of capital	—	(331,183)	(331,183)
Dividends	—	(1,882,472)	(1,882,472)

Balances, December 31, 2003	17,614,650	8,152,073	25,766,723
Net income	—	16,405,890	16,405,890
Distribution of capital	—	(289,754)	(289,754)
Dividends	—	(10,707,075)	(10,707,075)

Balances, December 31, 2004	17,614,650	13,561,134	31,175,784
Net income		392,766	392,766
Contribution (distribution) of capital	917,553	(547,157)	370,396
Dividends	—	(27,378,791)	(27,378,791)

Balances, April 13, 2005	$18,532,203	$(13,972,048)	$4,560,155

The accompanying notes are an integral part of these financial statements.

Stewart Smith Group
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

Combined Statements of Cash Flows
Period Ended April 13, 2005 and Years Ended December 31, 2004 and 2003

	2005	2004	2003

Cash flows from operating activities
Net income	$392,766	$16,405,890	$11,382,819
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	90,551	421,899	476,424
Gain on sale of property and equipment	—	—	(125,213)
Deferred tax asset	509,737	269,938	308,533
Changes in operating assets and liabilities
Premium cash	8,906,090	8,839,010	(1,747,135)
Premiums receivable	(2,893,591)	19,885,544	(4,914,538)
Prepaid expenses and other current assets	(791,468)	189,488	769,181
Other assets	1,013,314	(121,213)	(233,089)
Premiums payable	(508,652)	(27,788,411)	10,319,726
Accounts payable and accrued expenses	(7,436,327)	(8,110,456)	(126,148)
Income tax payable	(4,219,830)	2,519,169	201,869
Due to affiliate non trade	(6,300,946)	(172,786)	(3,371,310)
Other liabilities	(2,019,541)	(6,029)	143,388

Net cash (used in) provided by operating activities	(13,257,897)	12,332,043	13,084,507

Cash flows from investing activities
Proceeds from sale of property and equipment	—	—	226,131
Purchases of property and equipment	(43,640)	(236,056)	(589,444)

Net cash used in investing activities	(43,640)	(236,056)	(363,313)

Cash flows from financing activities
Cash overdraft	(1,924,016)	746,289	918,744
Contribution (distribution) of capital	370,396	(289,754)	(331,183)
Payment of cash dividends	(27,378,791)	(10,707,075)	(1,882,472)

Net cash used in financing activities	(28,932,411)	(10,250,540)	(1,294,911)

Net (decrease) increase in cash and cash equivalents	(42,233,948)	1,845,447	11,426,283
Cash and cash equivalents
Beginning of year	42,984,354	41,138,907	29,712,624

End of year	$750,406	$42,984,354	$41,138,907

The accompanying notes are an integral part of these financial statements.

STEWART SMITH GROUP
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

NOTES TO COMBINED FINANCIAL STATEMENTS
April 13, 2005, December 31, 2004 and 2003

1.	Summary of Significant Accounting Policies

Description of Operations

Stewart Smith Group (the “Company”) comprised the United States wholesale insurance brokerage operations of Willis North America Inc. (“Willis”) and includes the following companies, Stewart Smith East, Inc., Stewart Smith Southeast, Inc., Stewart Smith Southwest, Inc. and McAlear Associates, Inc. Stewart Smith Group is the term of reference for the combined operating division and is not a legal entity or the parent company of the companies listed above. Willis’ ultimate parent company is Willis Group Holdings Ltd. (“Willis Group Holdings”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation — Combination

The accompanying combined financial statements include the companies listed above. All significant intercompany transactions are eliminated through combination. Substantially all corporate support services were provided by Willis. Those services included management, human resources, tax, payroll, legal, insurance, audit, treasury, payable processing, and information technology. Willis allocated the cost of these services to all of its subsidiaries and divisions. Various allocation methodologies were used depending upon the service provided. Allocation factors included number of employees, revenue, average cash balance, number and type of computers used and square feet occupied. The methodologies utilized reflect a reasonable basis for allocations of these support costs. As the Company was subject to Willis’ full cost allocation process, the accompanying carve-out financial statements of the Company have not been adjusted to reflect any additional costs necessary to present the operating results of the Company on a stand-alone basis.

Revenue Recognition

Commission income from the sale of property and casualty insurance products is recognized on the later of the billing date or the effective date of the insurance policy. Commission adjustments, including policy cancellations, are reserved for based upon historical cancellation and adjustment experience. The provision for commission adjustments and the allowance for uncollectible premium receivable accounts was approximately $1,600,000 at April 13, 2005, December 31, 2004 and 2003. Other income includes interest income and miscellaneous income. Profit commission income is recognized when collection is reasonably assured generally based on the receipt of cash from these arrangements. Revenues may be recorded in advance of cash receipts in cases where the amounts due to be received have been confirmed by the insurance company. Contingent commission due to the Company’s retail producers are generally recognized based on the timing of the revenue earned with these retailers.

The Company recognized income in 2004 of approximately $8,500,000 related to the settlement of litigation initiated by the Company against a competitor for violating certain non-competition agreements. This amount was included in other income for the period ending December 31, 2004 when the settlement was received.

STEWART SMITH GROUP
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Premium Cash

Premium cash consists of cash held in trust accounts for the benefit of insurers related to collected but unremitted premiums.

Premiums Receivable

Premiums consist of amounts due from retail insurance agents and brokers for insurance polices sold. Premium receivables are not collateralized; however, the Company generally has cancellation authority from the insurer if amounts are not paid and therefore has minimal credit risk for uncollected premiums receivable. Premiums receivable are presented net of the allowance for commission adjustment and an allowance for uncollectible premiums receivable, if any.

Premiums Payable

Premiums payable represent amounts due to insurance carriers for their portion of insurance premiums. Premiums payable are recognized when the related premiums receivable are recognized. The Company generally remits payment to insurance carriers when the related amounts are collected from retail insurance agents and brokers or policyholders.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets, which range from three to ten years, using the straight-line method. Depreciation expense was $90,551, $421,899 and $476,424 for the period ended April 13, 2005 and for the years ended December 31, 2004 and 2003, respectively.

Income Taxes

The Company was allocated income tax expense by Willis based on a separate company basis. The accompanying financial statements of the Company have been adjusted to reflect deferred income taxes based on the liability method of accounting for deferred income taxes. The differences between tax expense or benefit calculated on a separate return basis in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109) and cash paid or received from Willis under its tax sharing arrangement are reported as equity transactions (i.e., as a distribution of capital).

Fair Value of Financial Instruments and Concentration of Credit Risk

The carrying amount of cash and cash equivalents, premiums receivable and premiums payable, approximate fair value as of April 13, 2005, December 31, 2004 and 2003.

Financial instruments that potentially subject the Company to credit risk consist primarily of premium receivables. The Company uses various credit and collection policies to mitigate its risk.

STEWART SMITH GROUP
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

2.	Property and Equipment

	April 13,	December 31,
	2005	2004	2003

Equipment	$1,684,040	$3,846,666	$3,804,633
Furniture and fixtures	3,326,740	3,283,537	3,089,516

	5,010,780	7,130,203	6,894,149
Less: Accumulated depreciation	(3,633,969)	(5,706,481)	(5,284,582)

	$1,376,811	$1,423,722	$1,609,567

3.	Transactions With Related Parties

The Company’s largest retail insurance brokerage customer was Willis. The Company generated revenue from placing insurance for Willis, net of commissions incurred to retail brokers, in the amounts of $5,935,000, $31,298,000 and $31,436,000 for the periods presented herein for 2005, 2004 and 2003, respectively. Premiums receivable from Willis generated brokerage transactions totaled approximately $35,814,000, $47,457,000 and $41,096,000 at April 13, 2005, December 31, 2004 and 2003, respectively.

The Company was allocated costs from Willis for certain corporate support functions totaling $1,662,000, $4,145,000 and $3,578,000 for the periods ending April 13, 2005, December 31, 2004 and 2003, respectively (See Note 1 for description of services provided). In addition, the Company was charged a management fee totaling $1,034,216, $5,123,067 and $5,312,078 for the periods ending April 13, 2005, December 31, 2004 and 2003, respectively. Amounts due to Willis for these services as of April 13, 2005, December 31, 2004 and 2003 are included in due to affiliate nontrade in the accompanying balance sheets.

In connections with Willis’ treasury services, Willis held $23,747,000, $74,749,000 and $81,887,000 of the Company’s cash and cash equivalents in its corporate pooled treasury account as of April 13, 2005, December 31, 2004 and 2003, respectively. The Company earned interest income of approximately $557,000, $1,857,000 and $2,072,000 during the period ended April 13, 2005 and for the years ended December 31, 2004 and 2003, respectively. These amounts are included in other income in the accompanying financial statements.

The Company paid dividends to Willis of $27,378,791, $10,707,075 and $1,882,472 during the period ended April 13, 2005 and the years ended December 31, 2004 and 2003, respectively.

The Company subleased two facilities from Willis. The total rent expense related to these subleases was approximately $172,000 for the period ended April 13, 2005 and $591,000 for the years ended December 31, 2004 and 2003, respectively.

The Company repaid its allocated or “pushed-down” acquisition financing of $1,793,000 from Willis during the period ended April 13, 2005. The Company had $1,793,000 outstanding under this financing at December 31, 2004 and 2003, respectively which is included in due to affiliate nontrade in the accompanying balance sheets. Interest expense on this acquisition financing totaled approximately $41,000, $166,000 and $166,000 during the period ended April 13, 2005 and the periods ended December 31, 2004 and 2003, respectively. Interest paid approximated interest expense during the periods.

STEWART SMITH GROUP
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

4.	Income Taxes

The Company’s effective income tax rate approximates the statutory rate and differs primarily due to state income taxes. Deferred income tax expense during the period ended April 13, 2005 and the years ended December 31, 2004 and 2003 was $509,737, $269,938 and $308,533, respectively. The principal temporary differences that give rise to deferred tax assets are the provision for commission adjustments, the allowance for uncollectible premiums receivable, and accruals for employee benefits.

As previously described, the Company accrued and paid income taxes to Willis based on federal and state income tax rates applied to the Company pre-tax book income adjusted for permanent differences. The carve-out adjustments to present the Company’s net deferred tax asset resulted in differences before the Company’s current income tax expense and amounts paid or payable to Willis. These adjustments have been recorded as equity transactions of $547,157, $289,754 and $331,183 for the period ended April 13, 2005 and the years ended December 31, 2004 and 2003, respectively.

The Company paid income taxes of $4,602,453, $9,082,583, and $8,675,158 to Willis during the period ended April 13, 2005 and the years ended December 31, 2004 and 2003, respectively.

5.	Employee Benefit Plan

The Company’s employees participated in various employee benefit plans sponsored by Willis. Those plans included a defined contribution retirement plan under Internal Revenue Code 401(k) under which substantially all employees are eligible to participate. Under the plan, the Company matching contribution is equal to 100% of each participant’s contribution to a maximum of 3% of the participant’s eligible compensation or $3,000, whichever was greater. The Company’s contributions to the plan amounted to $126,945, $125,824 and $268,873 in 2005, 2004 and 2003, respectively. The Company’s employees were also eligible to participate in Willis’ defined benefit pension plan. Willis allocated an annual estimated cost of the pension plan to the Company. These allocations amounted to $461,873, $1,005,178 and $749,194 in 2005, 2004 and 2003, respectively.

Additionally the Company agreed to provide certain post-retirement medical benefits to three individuals. The Company estimated the liability for this obligation to be approximately $917,000. The Company recorded no expense related to this obligation in 2005, 2004 or 2003. At April 13, 2005, prior to the acquisition of the Company, Willis assumed the outstanding post-retirement obligation of the Company. This assumption of liability was reflected as a contribution of capital.

6.	Commitments and Contingencies

The Company leases facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2014. The facility leases generally contain renewal options and escalation clauses based on increases in the lessors’ operating expenses and other charges. At

STEWART SMITH GROUP
(An operating division of Willis North America Inc.,
an ultimate wholly owned subsidiary of Willis Group Holdings Ltd.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

April 13, 2005, the aggregate future minimum lease payments under all noncancelable lease agreements in excess of one year were as follows:

2005	$972,818
2006	1,187,849
2007	1,055,524
2008	808,257
2009	780,650
Thereafter	1,711,707

$6,516,805

Rental expense for the period ended April 13, 2005, December 31, 2004 and 2003 for operating leases totaled approximately $552,000, $1,931,000 and $2,239,000, respectively.

In the normal course of business, the Company is a party to various claims and legal proceedings. Although the ultimate outcome of these matters is presently not determinable, management, after consultation with legal counsel, does not believe that the resolution of these matters separately or taken as a whole will have a material effect upon the Company’s financial position or results of operations.

The Company has in effect employee agreements with management of the Company and certain brokers.

7.	Subsequent Events

In February 2005, the Company signed a definitive stock purchase agreement to be acquired by AmWINS Group, Inc., formerly known as American Wholesale Insurance Group, Inc. (“AmWINS”). The transaction closed on April 13, 2005. Effective with the closing of the transaction, Willis agreed to indemnify AmWINS for all outstanding and future claims against the Company arising from any acts committed prior to closing.

     Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.	Wachovia Securities

Cochran Caronia Waller
William Blair & Company
Piper Jaffray

               , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs, other than underwriting discounts and commissions, we will pay in connection with the sale of all of the common stock being registered. All amounts, except the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee, are estimates.

SEC registration fee		$12,305.00
NASD filing fee		$12,000.00
New York Stock Exchange listing fee		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be furnished by amendment

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (DGCL) permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as an officer, to the corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except that the provision cannot limit the liability of a director for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders,

•	acts or omissions by the director not in good faith or that involve intentional misconduct or a knowing violation of law,

•	liability under Section 174 of the DGCL for unlawful payment of dividends and unlawful stock purchases and redemptions by the corporation, or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation will provide that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except to the extent the exclusion from liability is not permitted under the DGCL.

Section 145(b) of the DGCL permits a corporation to indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding because he or she is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding:

•	if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and

•	in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful.

Our amended and restated certificate of incorporation and bylaws will provide for such indemnification.

Section 145(c) of the DGCL provides that to the extent a present or former director or officer who has been successful on the merits or otherwise in his or her defense of any threatened, pending or completed action, suit or proceeding, or any claim, issue or matter therein, referred to above, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred in connection with that defense. Such expenses incurred by a current officer or director of a corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of the matter if the officer or director agrees to repay the advanced amount if it ultimately shall be determined that he or she is not entitled to the indemnification. As provided in our amended and restated certificate of incorporation and bylaws, we may also advance expenses to former officers or directors or other employees or agents of the corporation as deemed appropriate by the corporation’s board of directors. These provisions are not exclusive of any other rights to which an indemnified person may be entitled under our amended and restated certificate of incorporation or bylaws, by a vote of stockholders or disinterested directors, by agreement or otherwise.

We maintain directors’ and officers’ liability insurance for directors, officers, employees and agents of our company against certain liabilities for actions taken by such persons in their capacity as such, including liabilities under federal securities laws.

Item 15.	Recent Sales of Unregistered Securities.

Prior to the completion of this offering, all of our outstanding shares of capital stock were owned by American Wholesale Insurance Holding Company, LLC (Holdings). The following is a summary of sales of our securities during the past three years, as well as those issuances of equity of Holdings that were not registered under the Securities Act:

Issuances by AmWINS Group, Inc.

1.  On March 4, 2004, we issued options to acquire 24,500 shares of our common stock for $12.09 per share to an employee.

2.  On May 15, 2004, we issued options to acquire 5,000 shares of our common stock for $12.09 per share to certain of our employees.

3.  Also on May 15, 2004, we issued 68,612 shares of our common stock to Holdings in consideration of the issuance by Holdings of additional equity in Holdings under certain earnout and other agreements in respect of businesses owned by us.

4.  On December 8, 2004, we issued 180,969 shares of our common stock to Holdings in consideration of the contribution by Holdings to us of substantially all of the assets of The Quaker Agency of the South, Inc. (Quaker) acquired by Holdings pursuant to the Contribution Agreement dated December 8, 2006, among Holdings, Quaker and the owners of Quaker.

5.  On April 13, 2005, we issued notes to our lenders evidencing the indebtedness under our previous senior secured credit facilities in an aggregate principal amount of $150,000,000.

6.  On April 22, 2005, we issued 41,019 shares of our common stock to Holdings in consideration of the issuance by Holdings of additional equity in Holdings under certain earnout agreements with respect to businesses owned by us.

7.  On July 26, 2005, we granted options to purchase 254,974 shares of our common stock for $12.09 per share to certain of our employees.

8.  On October 27, 2005, we issued 786,982 shares of our common stock to Holdings in consideration of a cash contribution by Holdings to us of $11,584,374.

9.  On October 31, 2005, we issued 283,142 shares of our common stock to Holdings in consideration of the contribution by Holdings to us of equity in certain of our subsidiaries acquired by Holdings from employees that formerly owned a minority interest in such subsidiaries.

10.  On January 1, 2006, we issued 38,929 shares of restricted stock to Holdings in consideration of a cash contribution by Holdings to us of $573,030.

11.  On March 31, 2006, we issued 14,988 shares of our common stock to Holdings in consideration of the issuance by Holdings of additional equity in Holdings under certain earnout agreements with respect to businesses owned by us.

12.  On April 17, 2006, we granted options to purchase 91,600 shares of common stock for $15.50 per share to certain of our employees.

13.  On April 21, 2006, we issued 129,032 shares of our common stock to Holdings in consideration of the contribution by Holdings to us of the outstanding equity of Communitas, Inc. (Communitas) acquired by Holdings pursuant to the Contribution Agreement dated April 21, 2006 among Holdings, Communitas and the owners of Communitas.

14.  On June 15, 2006, we issued 386,737 shares of common stock to Holdings in consideration of a cash contribution by Holdings to us of $5,994,411.

15.  On July 28, 2006, we issued a warrant to Holdings to acquire up to 950,000 shares of our common stock for $15.50 per share in consideration of the issuance by Holdings of Class B, Class C, Class D and Class E units to certain of our employees.

16.  On September 11, 2006, we issued stock options to acquire 97,500 shares of common stock for $17.50 per share to certain of our employees.

17.  On September 29, 2006, we issued a warrant to Holdings to acquire up to 425,000 shares of our common stock at $17.50 per share in consideration of the issuance by Holdings of Class B, Class C, Class D and Class E units to certain of our employees.

18.  Also on September 29, 2006, we issued stock options to acquire 40,000 shares of common stock for $17.50 per share to certain of our employees.

19.  On December 19, 2006, we issued stock options to acquire 57,500 shares of common stock for $20.00 per share to certain of our employees.

20.  On January 19, 2007, we issued stock options to acquire 12,500 shares of common stock for $25.00 per share to certain of our employees.

None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The securities referenced in clauses (3) through (6), (8) through (11), (13) through (15) and (17) were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. The securities referenced in clauses (1), (2), (7), (12), (16), (18), (19) and (20) were issued in reliance on the exemption from registration provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder as securities issued pursuant to written compensatory plans or arrangements.

Issuances by Holdings

1.  On May 15, 2004, Holdings issued 69,069 of its common units to the former owners and an employee of certain of our acquired businesses pursuant to earnout and other agreements.

2.  On May 31, 2004, Holdings issued 117,610 of its common units to the former owners of a business acquired by us as purchase price consideration.

3.  On December 8, 2004, Holdings issued 182,174 of its common units to the owners of Quaker as purchase price consideration.

4.  On April 13, 2005, Holdings issued options to acquire 41,632 of its common units for $12.01 per unit and 319,922 management units to an executive officer pursuant to the terms of his employment agreement. The management units were subsequently reclassified as Class Z units of Holdings on October 27, 2005.

5.  On April 22, 2005, Holdings issued 41,923 of its common units to the former owners of certain businesses acquired by us as earnout consideration.

6.  On October 27, 2005, in connection with the purchase by AmWINS Holdings, LLC (Parthenon HoldCo) of a controlling interest in Holdings, Holdings issued to Parthenon HoldCo 687,311 of its common units for $11,584,374.

7.  On October 31, 2005, Holdings issued 309,184 of its common units to certain employees in exchange for their minority interests in certain of our subsidiaries.

8.  On January 1, 2006, Holdings issued 42,509 restricted common units to certain employees pursuant to restricted unit agreements with those employees.

9.  On March 31, 2006, Holdings issued 15,193 of its common units to the former owners of a business acquired by us as earnout consideration.

10.  On April 21, 2006, Holdings issued 130,805 of its common units to the former owners of Communitas as purchase price consideration.

11.  On June 15, 2006, Holdings issued 435,730 common units to selected employees for cash of approximately $6,662,418, of which $3,568,709 was funded by loans from us.

12.  On July 28, 2006, Holdings issued 237,500 of its Class B units, 237,500 of its Class C units, 237,500 of its Class D units and 237,500 of its Class E units to certain of our employees pursuant to executive unit agreements.

13.  On September 19, 2006, Holdings issued 29,100 common units to an executive officer upon the exercise of an option. The aggregate exercise price was $349,491.

14.  On September 29, 2006, Holdings issued 106,250 of its Class B units, 106,250 of its Class C units, 106,250 of its Class D units and 106,250 of its Class E units to certain of our employees pursuant to executive unit agreements.

None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The securities referenced in clauses (1), (2), (5), (6), (7), (9), (10) and (11) were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D, Rule 506, promulgated thereunder as transactions by an issuer not involving a public offering. The securities referenced in clauses (4), (8), (12), (13) and (14) were issued in reliance on the exemption from registration provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder as securities issued pursuant to written compensatory plans or arrangements. The securities referenced in clause (3) were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

The list of exhibits is incorporated by reference to the Index of Exhibits on page E-1.

Item 17.  Undertakings.

(a)  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)  The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, AmWINS Group, Inc. has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on March 5, 2007.

AmWINS Group, Inc.

By:	/s/ Scott M. Purviance
Scott M. Purviance
Chief Financial Officer,
Vice President and Secretary

POWERS OF ATTORNEY

John W. Long, the undersigned director of AmWINS Group, Inc., a Delaware corporation, hereby constitutes and appoints M. Steven DeCarlo and Scott M. Purviance, and each of them severally, as his attorney-in-fact and agent, with full power of substitution and resubstitution, in his name and on his behalf, to sign in any and all capacities this registration statement, as amended, and any and all further amendments (including both pre-effective and post-effective amendments) and exhibits to this registration statement, any subsequent registration statement for the same offering that may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and any and all amendments (including post-effective amendments) and exhibits thereto, and any and all applications and other documents relating thereto, with the Securities and Exchange Commission, with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ M. Steven DeCarlo M. Steven DeCarlo	Chief Executive Officer, President and Director (principal executive officer)	March 5, 2007

/s/ Scott M. Purviance Scott M. Purviance	Chief Financial Officer, Vice President and Secretary (principal financial officer)	March 5, 2007

/s/ Angela N. Higbea Angela N. Higbea	Controller (principal accounting officer)	March 5, 2007

* Brian R. Golson	Director	March 5, 2007

* Marc R. Rubin	Director	March 5, 2007

Signature	Title	Date

* John C. Rutherford	Director	March 5, 2007

* Joseph E. Consolino	Director	March 5, 2007

/s/ John W. Long John W. Long	Director	March 5, 2007

*By: /s/ Scott M. Purviance Scott M. Purviance Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

1	*	Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation of AmWINS Group, Inc.
3	.2*	Amended and Restated Bylaws of AmWINS Group, Inc.
4	.1*	Form of certificate for the common stock, par value $0.01 per share, of AmWINS Group, Inc.
4	.2**	Registration Agreement dated as of April 2006 by and between AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.), AmWINS Holdings, LLC and American Wholesale Insurance Holding Company, LLC
4	.3**	Credit Agreement dated as of October 27, 2005 among AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.) as Borrower, the financial institutions from time to time party thereto as Lenders and Madison Capital Funding LLC, as Agent
4	.4**	Second Lien Credit Agreement dated as of October 27, 2005 among AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.) as Borrower, the financial institutions from time to time party thereto as Lenders and Madison Capital Funding LLC, as Second Lien Agent
5	*	Opinion of Robinson, Bradshaw & Hinson, P.A.
10	.1*	Employment Agreement dated as of September 12, 2005 by and between American Wholesale Insurance Company, LLC, AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.) and M. Steven DeCarlo, as amended and restated on March , 2007
10	.2**	Employment Agreement dated as of September 12, 2005 by and between American Wholesale Insurance Company, LLC, AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.) and Scott M. Purviance
10	.3**	Employment and Noncompete Agreement dated as of May 22, 2003 between National Employee Benefits Company, Inc. and Samuel H. Fleet (portions of this exhibit have been omitted and filed separately with the SEC)
10	.4**	Employment and Nonsolicitation Agreement dated as of April 13, 2005 by and between AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.) and Mark M. Smith
10	.5**	AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.) 2002 Stock Option Plan, as amended
10	.6**	Form of Stock Option Agreement
10	.7**	Executive Unit Agreement dated as of July 28, 2006 between American Wholesale Insurance Holding Company, LLC and M. Steven DeCarlo
10	.8**	Executive Unit Agreement dated as of July 28, 2006 between American Wholesale Insurance Holding Company, LLC and Samuel H. Fleet
10	.9**	Executive Unit Agreement dated as of July 28, 2006 between American Wholesale Insurance Holding Company, LLC and Scott M. Purviance
10	.10**	Executive Unit Agreement dated as of September 29, 2006 between American Wholesale Insurance Holding Company, LLC and Scott M. Purviance
10	.11**	Exchange Agreement dated as of October 27, 2005 by and between American Wholesale Insurance Holding Company, LLC and M. Steven DeCarlo
10	.12**	Exchange Agreement dated as of October 27, 2005 by and between American Wholesale Insurance Holding Company, LLC and Scott M. Purviance
10	.13**	Exchange Agreement dated as of October 27, 2005 by and between American Wholesale Insurance Holding Company, LLC and Mark M. Smith
10	.14*	Advisory Services Agreement dated as of October 27, 2005 between AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.) and PCap, L.P., as amended and restated
10	.15*	Stock Purchase Agreement dated as of February 15, 2005 by and among AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.), Willis North America Inc. and Willis of Greater New York, Inc.

E-1

Exhibit
Number		Description of Exhibit

10	.16*	Business Agreement dated as of April 13, 2005 by and between AmWINS Group, Inc. (f/k/a American Wholesale Insurance Group, Inc.), and Willis North America Inc. (portions of this exhibit will be omitted and filed separately with the SEC)
10	.17*	AmWINS Group, Inc. 2007 Stock Incentive Plan
21	**	List of Subsidiaries of AmWINS Group, Inc.
23.1		Consent of PricewaterhouseCoopers LLP
23.2		Consent of PricewaterhouseCoopers LLP
23	.3*	Consent of Robinson, Bradshaw & Hinson, P.A. (included in Exhibit 5)
24.1		Powers of Attorney (included on signature page)

*	To be filed by amendment

**	Previously filed

E-2